ANNUAL REPORT 2023

TSX: IMG | NYSE: IAG | IAMGOLD.COM

IAMGOLD®
CORPORATION

Year Ended December 31, 2023

IAMGOLD CORPORATION	1
Annual Management's Discussion and Analysis - December 31, 2023

INTRODUCTION

The following Management's Discussion and Analysis ("MD&A") of IAMGOLD Corporation ("IAMGOLD" or the "Company"), dated February 15, 2024, should be read in conjunction with IAMGOLD's audited consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2023. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada) and is building the large-scale, long life Côté Gold Project ("Côté Gold") (Canada) which is expected to start production by the end of the first quarter of 2024 (together referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada.

On January 31, 2023, IAMGOLD completed the sale of its interests in Rosebel. Rosebel was accounted for as an asset held for sale until derecognition on January 31, 2023, and discontinued operation for the one month ended January 31, 2023. On December 20, 2022, the Company entered into definitive agreements to sell its interests in its development and exploration assets in West Africa (the "Bambouk Assets") and some of the transactions closed on April 25, 2023. The first of the two remaining transactions is expected to close in the first quarter 2024 with the final transaction expected to close during 2024. The remaining assets to be sold are recognized as assets held for sale in the financial statements.

IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

HIGHLIGHTS

Operating and financial results

• Attributable gold production from continuing operations was 136,000 ounces for the fourth quarter and 465,000 ounces for the year, at the top end of the guidance range of 410,000 to 470,000 ounces. Essakane had a strong fourth quarter with attributable production of 108,000 ounces and year to date attributable production of 372,000 ounces, which was near the top end of the guidance range of 340,000 to 380,000 ounces. Westwood exceeded the top end of its guidance range of 70,000 to 90,000 ounces with 93,000 ounces produced for the year, including 12,400 ounces produced in December, a record since the mine restarted.

• Revenues from continuing operations were $297.6 million in the fourth quarter from sales of 147,000 ounces (136,000 ounces on an attributable basis) at an average realized gold price1 of $2,005 per ounce and $987.1 million for the year from sales of 503,000 ounces (462,000 ounces on an attributable basis) at an average realized gold price of $1,955 per ounce.

• Cost of sales per ounce sold in the fourth quarter was $1,201, cash cost1 per ounce sold was $1,197 and all-in-sustaining- cost1 ("AISC") per ounce sold was $1,735. Cash cost per ounce sold of $1,261 for the year was at the bottom end of the revised guidance range of $1,250 to $1,325 per ounce sold and AISC per ounce sold of $1,783 for 2023 was within the revised guidance range of $1,750 to $1,825 per ounce sold.

• Net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders1 of $(0.02) and $0.06 for the fourth quarter, respectively and net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders1 of $0.18 and $0.09 for the year ended December 31, 2023, respectively.

• Net cash from operating activities was $69.9 million for the fourth quarter and $144.0 million for the year. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles1 was $52.1 million for the fourth quarter and $158.9 million for the year.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $70.2 million during the fourth quarter and $366.6 million for the year and adjusted EBITDA1 was $110.6 million for the fourth quarter and $315.1 million for the year.

• Mine-site free cash flow1 from continuing operations was $28.9 million for the fourth quarter and $48.2 million for the year. Mine-site free cash flow from continuing and discontinued operations was $28.9 million for the fourth quarter and $54.1 million for the year.

_________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	2
Annual Management's Discussion and Analysis - December 31, 2023

• The Company has available liquidity1 of $754.1 million comprised of cash and cash equivalents of $367.1 million and the available balance of the secured revolving credit facility ("Credit Facility") of $387.0 million as at December 31, 2023.

• In health and safety, for the year ended December 31, 2023, the Company reported a DARTFR (days away, restricted, transferred duty frequency rate) of 0.39, an increasing trend since last year and a TRIFR (total recordable injuries frequency rate) of 0.69, an improved trend since last year.

Outlook - Essakane and Westwood

• Attributable gold production for 2024 for Essakane and Westwood is expected to be in the range of 430,000 to 490,000 ounces, with Essakane attributable gold production expected to be in the range of 330,000 to 370,000 ounces and Westwood gold production expected to be in the range of 100,000 to 120,000 ounces.

• Cash costs, excluding Côté Gold, are expected to be between $1,280 and $1,400 per ounce sold, and AISC per ounce sold, excluding Côté Gold is expected to be in the range of $1,780 to $1,940 per ounce sold.

Côté Gold

• As of December 31, 2023, construction progress at Côté Gold was estimated to be 98% complete, while overall project progress was approximately 95.5% complete which includes demobilization of construction teams and facilities.

• On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures1 of $242.9 million ($170.5 million at 70%) in the fourth quarter 2023 and $1,074.2 million ($752.3 million at 70%) for the full year.

• Since commencement of construction, $2.786 billion ($1.95 billion at 70%) of project expenditures has been incurred. The estimated remaining project expenditures, on a 100% basis, to achieve first gold is $179.0 million (± 5%) bringing total project expenditures up to first gold in line with the planned $2.965 billion ($2.08 billion at 70%). Post first gold, completion of certain infrastructure and earthworks projects are estimated to be $40 million (± 5%).

• In addition to the project expenditures, an estimated $40 million (± 5%) of operating expenditures related to milling and surface costs are expected to be capitalized during commissioning and ramp-up until the project achieves commercial production.

• Production at Côté Gold, on a 100% basis, is expected to be between 220,000 and 290,000 ounces for the year. This estimate assumes that following initial gold production by the end of March, operations ramp-up in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

• As Côté Gold achieves 90% of throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

• The estimated capital expenditures related to operations for 2024, excluding capital waste stripping, total $145 million (± 5%). Capitalized waste stripping is estimated to be $50 million (± 5%) for the year.

• IAMGOLD will continue to fund 60.3% of the operating costs and capital expenditures and will receive 60.3% of the gold production. See "Côté Gold Project".

Mineral Reserves and Resources

• Subsequent to quarter end, on February 15, 2024, the Company announced its updated Mineral Reserves and Mineral Resources statement as at December 31, 2023.

• Proven and Probable ("P&P") Mineral Reserves (100% basis) of current assets increased 12% to 11 million ounces of gold in 302 Mt at 1.14 g/t Au (7.8 million ounces attributable).

• Measured and Indicated ("M&I") Mineral Resources (100% basis) of current assets increased 16% to 25.9 million ounces of gold in 811.7 Mt at 0.99 g/t Au (18.3 million ounces attributable).

• Updated Gosselin Mineral Resource estimate (100% basis) of 4.4 million Indicated gold ounces in 161.3 million tonnes ("Mt") at 0.85 grams per tonne gold ("g/t Au"), and 3.0 million Inferred ounces (123.9 Mt at 0.75 g/t Au). This represents an estimated increase of 1.1 million ounces in Indicated and 1.3 million ounces in Inferred, representing a 32% and 74% increase respectively.

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1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	3
Annual Management's Discussion and Analysis - December 31, 2023

Corporate

• On December 18, 2023, the Company announced that it entered into a forward gold sale arrangement and a partial amendment to one of its existing gold prepay arrangements. The net result of these arrangements is the effective transition of current gold delivery obligations out of the first quarter of 2024 into the following year, increasing cashflow in the first quarter 2024 by approximately $72.5 million assuming current gold prices. See "Liquidity and Capital Resources".

• On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the board of directors for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the board appointed David Smith as Chair of the Board.

• On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced to $425 million based on the Company's requirements for a senior revolving facility for its overall business.

• On November 9, 2023, the Company announced the retirement of Ian Ashby from the board of directors and the appointment of Anne Marie Toutant as an independent director.

• On November 14, 2023, the Company announced that it has filed, through its wholly-owned subsidiary IAMGOLD France S.A.S. ("IAMGOLD France"), a draft buy-out offer with the Autorité des marchés financiers ("AMF") in France to acquire all of the outstanding common shares of EURO Ressources S.A. that IAMGOLD France does not already own for cash consideration of €3.50 per share to be followed immediately by a squeeze-out under French law. The transaction was approved by the AMF on January 23, 2024, and is expected to close by the end of February.

• On December 5, 2023, the Company announced it had entered into a definitive arrangement agreement with Vanstar Mining Resources Inc ("Vanstar") pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Vanstar by way of a court-approved plan of arrangement under the Canada Business Corporations Act. The consideration to Vanstar's shareholders and option holders implies a total transaction value of approximately $31.1 million. Prior to the announcement, the Nelligan Gold Project was operating as a 75:25 earn-in option to joint venture with Vanstar. The transaction closed on February 13, 2024.

• On February 15, 2024, the Company announced that Murray Suey has been appointed to the Company's board of directors effective immediately. Mr. Suey has also been appointed as the Chair of the Audit and Finance Committee.

IAMGOLD CORPORATION	4
Annual Management's Discussion and Analysis - December 31, 2023

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2024, see "Outlook", and for individual mines and projects performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended December 31, 2023 (Q4 2023) and December 31, 2022 (Q4 2022) and the years ended December 31 for 2023, 2022 and 2021 and certain measures of the Company's financial position as at December 31, 2023, December 31, 2022, and December 31, 2021. Financial results of Rosebel include the one month period ended January 31, 2023, prior to the closing of the sale to Zijin Mining Group Co. Ltd. ("Zijin") that was announced on October 18, 2022.

	Q4 2023	Q4 2022	2023	2022	2021
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	108	98	372	432	412
- Westwood	28	18	93	67	35
Total from continuing operations	136	116	465	499	447
- Rosebel	-	69	25	214	154
Total gold production - attributable (000s oz)	136	185	490	713	601
Gold sales - attributable (000s oz)
- Essakane	107	97	372	440	408
- Westwood	29	18	90	66	34
Total from continuing operations	136	115	462	506	442
- Rosebel	-	68	24	215	148
Total gold sales - attributable (000s oz)	136	183	486	721	590
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,134	$958	$1,216	$882	$1,042
- Westwood	1,446	2,230	1,600	2,093	2,252
Total from continuing operations	$1,201	$1,157	$1,291	$1,041	$1,135
- Rosebel	-	1,085	949	1,269	1,674
Total cost of sales[1] ($/oz sold) - attributable	$1,201	$1,130	$1,274	$1,109	$1,270
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,132	$1,043	$1,181	$899	$945
- Westwood	1,434	2,210	1,591	2,068	2,240
Total from continuing operations	$1,197	$1,226	$1,261	$1,052	$1,045
- Rosebel	-	1,083	949	1,243	1,545
Total cash costs[2] ($/oz sold) - attributable	$1,197	$1,173	$1,246	$1,109	$1,170
AISC[2] ($/oz sold) - attributable
- Essakane	$1,548	$1,456	$1,521	$1,234	$1,074
- Westwood	2,049	2,639	2,344	2,568	2,600
Total from continuing operations	$1,735	$1,741	$1,783	$1,508	$1,281
- Rosebel	-	1,554	1,358	1,753	1,859
Total AISC[2] ($/oz sold) - attributable	$1,735	$1,672	$1,762	$1,581	$1,426
Average realized gold price[2] ($/oz)
- Continuing operations	$2,005	$1,639	$1,955	$1,721	$1,793
- Discontinued operations	-	1,725	1,905	1,793	1,777
Total average realized gold price[2] ($/oz)	$2,005	$1,670	$1,953	$1,741	$1,790

1. Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated financial statements.

2. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION	5
Annual Management's Discussion and Analysis - December 31, 2023

	Q4 2023	Q4 2022	2023	2022	2021
Financial Results
($ millions from continuing operations)
Revenues	$$297.6	$$207.2	$$987.1	$$958.8	$$875.5
Gross profit	$49.8	$20.0	$124.1	$147.9	$62.2
EBITDA[1]	$70.2	$105.4	$381.0	$300.4	$27.1
- Continuing operations	$70.2	$57.8	$366.6	$292.3	$216.6
- Discontinued operations	$-	$47.6	$14.4	$8.1	$(189.5)
Adjusted EBITDA[1]	$110.6	$83.6	$338.5	$434.0	$355.7
- Continuing operations	$110.6	$38.9	$315.1	$313.4	$307.0
- Discontinued operations	$-	$44.7	$23.4	$120.6	$48.7
Net earnings (loss) attributable to equity holders	$(9.4)	$24.0	$94.3	$(70.1)	$(254.4)
- Continuing operations	$(9.4)	$(3.8)	$88.7	$(55.5)	$(95.8)
- Discontinued operations	$-	$27.8	$5.6	$(14.6)	$(158.6)
Adjusted net earnings (loss) attributable to equity holders[1]	$26.8	$16.6	$59.3	$22.7	$26.8
- Continuing operations	$26.8	$(9.0)	$44.7	$(35.6)	$25.0
- Discontinued operations	$-	$25.6	$14.6	$58.3	$1.8
Net earnings (loss) per share attributable to equity holders - continuing operations	$(0.02)	$(0.01)	$0.18	$(0.12)	$(0.20)
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$0.06	$(0.02)	$0.09	$(0.07)	$0.05
Net cash from operating activities before changes in working capital[1] - continuing operations	$52.1	$36.2	$158.9	$298.2	$256.0
Net cash from operating activities	$69.9	$66.8	$159.4	$408.7	$285.0
- Continuing operations	$69.9	$12.3	$144.0	$257.6	$257.8
- Discontinued operations	$-	$54.5	$15.4	$151.1	$27.2
Mine-site free cash flow[1]	$28.9	$0.2	$54.1	$187.6	$128.3
- Continuing operations	$28.9	$(21.9)	$48.2	$167.2	$199.6
- Discontinued operations	$-	$22.1	$5.9	$20.4	$(71.3)
Capital expenditures[1,2] - sustaining	$68.6	$50.6	$200.3	$190.4	$63.2
Capital expenditures[1,2] - expansion	$194.0	$135.5	$733.9	$540.3	$430.3
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2023	2022	2023	2022	2021
Financial Position ($ millions)
Cash and cash equivalents	$367.1	$407.8	$367.1	$407.8	$552.5
Long-term debt	$830.8	$918.7	$830.8	$918.7	$464.4
Net cash (debt)[1]	$(649.5)	$(605.6)	$(649.5)	$(605.6)	$16.3
Available Credit Facility	$387.0	$26.6	$387.0	$26.6	$498.3

1. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

2. Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets.

IAMGOLD CORPORATION	6
Annual Management's Discussion and Analysis - December 31, 2023

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1. Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane).

2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	7
Annual Management's Discussion and Analysis - December 31, 2023

OUTLOOK

Côté Gold (100% basis)

Production at Côté Gold is expected to be between 220,000 and 290,000 ounces for the year. This estimate assumes that following initial gold production, operations ramp-up in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company defines commercial production as an average throughput of the mill of 60% over a period of 30 days. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

During the ramp-up period and prior to achieving near nameplate production rates, operating and capitalized waste stripping unit costs are expected to be higher than the expected life of mine average as outlined in the existing 43-101 technical report (dated August 12, 2022) as fixed costs are absorbed by lower volumes, increases in certain cost inputs from the impact of inflation since completion of the technical report, and higher royalty costs due to higher gold prices. As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

For accounting purposes, revenue and cost of sales will be recognized from the commencement of production.

The estimated remaining project expenditures to achieve first gold is $179.0 million (± 5%) bringing the total project expenditures up to first gold to $2.965 billion on an incurred basis. Post first gold, completion of certain infrastructure and earthworks projects are estimated to be $40 million (± 5%).

In addition to the project expenditures, an estimated $40.0 million (± 5%) of operating expenditures related to milling and surface costs are expected to be capitalized during commissioning and ramp until the project achieves commercial production.

The estimated capital expenditures related to operations for 2024, excluding capital waste stripping, total $145 million (± 5%). These expenditures will be incurred from January to December and include:

• $60 million (± 5%) for the expansion of the tailings management facility as part of phase 2.

• $50 million (± 5%) for equipment purchases that includes four additional haulage trucks, drills and other mobile equipment.

• $35 million (± 5%) for capital projects that includes owners costs.

Capitalized waste stripping is estimated to be $50 million (± 5%) for the year.

Côté Gold's capital expenditures in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of the construction of the full tailings dam footprint to support the life of mine. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving first gold and the nature of the expenditure.

The Company will continue to fund 60.3% of the operating costs and capital expenditures and will receive 60.3% of the gold production.

Essakane and Westwood

Operating Performance

	Actual 2023	Full Year Guidance 2024[1]
Essakane (000s oz)	372	330 - 370
Westwood (000s oz)	93	100 - 120
Total attributable production (000s oz)[2]	465	430 - 490
Cost of sales[2] ($/oz sold)	$1,291	$1,280 - $1,400
Cash costs[2,3] ($/oz sold)	$1,261	$1,280 - $1,400
AISC[2,3] ($/oz sold)	$1,783	$1,780 - $1,940
Depreciation expense ($ millions)	$216.0	$270 - $285
Income taxes[4] paid ($ millions)	$82.3	$45 - $55

1. The full year guidance is based on the following 2024 full year assumptions, before the impact of hedging: average realized gold price of $1,900 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $83 per barrel.

2. Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. The income taxes paid guidance does not include the cash tax obligation arising as part of the Bambouk sales process. See "West Africa - Bambouk assets" for additional details.

Production Outlook

Attributable gold production, excluding Côté Gold, for 2024 is expected to be in the range of 430,000 to 490,000 ounces:

• Essakane attributable gold production is expected to be in the range of 330,000 to 370,000 ounces. Production is expected to remain relatively stable throughout the year with mill throughput expected to operate at nameplate capacity and head grades are expected to decrease compared to the prior year as the mill feed is supplemented with stockpiled ore to sustain throughput rates as mining continues through Phase 5 and Phase 6 and into the initial benches of Phase 7.

IAMGOLD CORPORATION	8
Annual Management's Discussion and Analysis - December 31, 2023

• Westwood gold production is expected to be in the range of 100,000 to 120,000 ounces in 2024, with an increasing proportion of underground material milled as the underground mine continues to access higher grade areas. Production levels are expected to be higher in the first half of 2024 due to mine sequencing in the underground mine and as supplementary mill feed from the Fayolle open pit is replaced with lower grade material from Grand Duc in the second half of the year.

Costs Outlook

Consolidated cash costs per ounce sold for Essakane and Westwood are estimated to be between $1,280 and $1,400 per ounce sold and AISC estimated to be in the range of $1,780 to $1,940 per ounce sold. Unit costs at Westwood are expected to decrease from 2023 levels due to increasing production levels, a planned reduction in rehabilitation costs in the underground mine, and lower development expenses at the short life Fayolle satellite deposit. This is expected to be offset by an increase in unit costs at Essakane due to higher planned maintenance activities, the continued pressures on the landed cost of fuel at the operation, and the application of increased royalty rates announced by the Burkina Faso government in the fourth quarter 2023, while production levels are expected to remain the same with an increase in mill throughput offset by a slightly lower grade mill feed.

While inflationary pressures are easing, pricing for certain main consumables including cyanide and explosives are expected to remain in line with the levels of 2023, while the price of certain other consumables such as grinding media are expected to decrease.

Income Taxes Paid

The Company expects to pay cash taxes in the range of $45 million to $55 million during 2024. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. The income taxes paid guidance reflects continuing operations and does not include cash tax obligations arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.

Capital Expenditures

Sustaining capital expenditures¹ for 2024 are expected to be approximately $215 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development at Westwood, with an additional $5 million (± 5%) in expansion capital¹ expected at Essakane.

	Actual 2023[1]			Full Year Guidance 2024[2]
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane (±5%)	$134.9	$1.7	$136.6	$150	$5	$155
Westwood (±5%)	65.0	0.6	65.6	65	-	65
	$199.9	$2.3	$202.2	215	5	220
Corporate	0.4	-	0.4	-	-	-
Total[4]	$200.3	$2.3	$202.6	$215	$5	$220

1. 100% basis, unless otherwise stated.

2. Capital expenditures guidance (±5%) at Essakane and Westwood.

3. Sustaining capital includes capitalized stripping of (i) $32.3 million for Essakane and $1.7 million for Westwood in the fourth quarter 2023, (ii) $73.8 million for Essakane and $5.8 million for Westwood for 2023, and (iii) $100 million for Essakane and $4 million for Westwood for the full year guidance. See "Outlook" sections below.

4. Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Exploration

Exploration expenditures for 2024 are expected to be approximately $20 million, including $5 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	Actual 2023			Full Year Guidance 2024[1]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$11.0	$11.0	$-	$15	$15
Exploration projects - brownfield	4.4	1.9	6.3	3	2	5
	$4.4	$12.9	$17.3	$3	$17	$20

1. The full year guidance does not include expenditures for the Bambouk Assets sales currently held for sale. See "West Africa - Bambouk Assets" for additional details.

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1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	9
Annual Management's Discussion and Analysis - December 31, 2023

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

• Maintaining its culture of accountable mining through high standards of ESG practices; and

• The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.

The Company issued its 16th annual Sustainability Report on October 16, 2023, highlighting progress and achievements in 2022 across a range of material topics and indicators. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB") aligned Sustainability Report. The Company has also released its inaugural Climate Action Report in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") recommendations on December 14, 2023. The Climate Action Report focuses on the Company's target of achieving a 30% absolute reduction in Scopes 1 and 2 greenhouse gas ("GHG") emissions by 2030.

As members of the Mining Association of Canada ("MAC"), the Company participates in the Towards Sustainable Mining ("TSM") initiative at all its operations including its international operation - Essakane, which exceeds MAC's requirements. The Company's operating facilities conduct an annual self-assessment to assess their performance against the TSM Assessment Protocols, with a third-party verification from a Verification Service Provider every three years. In 2023, the Company voluntarily engaged a third-party consultant during the review process of its annual self-assessment in preparation for the external verification that will be required in 2024. Results of the 2023 self-assessment can be found on MAC's website. In addition, as members of the World Gold Council ("WGC"), the Company is required to externally assure its conformance with both the Responsible Gold Mining Principles ("RGMPs"), and the Conflict-Free Gold Standard. The Company's Conflict-Free Gold Report was published on December 21, 2023, along with the RGMP assurance, published earlier in 2023.

Environmental

At Essakane, progress continued on Falagountou's Closure Plan, including collaborative work with INERA (Institute of Environment and Agricultural Research) on the best practice phytoremediation of the closed mine site. Essakane conducted a quarterly review of the Asset Retirement Obligation with the corporate team and is also working on a water management study as part of the Essakane Closure Plan.

The 2021 Closure Plan update at Westwood was reviewed by the Quebec Ministry of Natural Resources and Forestry ("MRNF") and IAMGOLD submitted an amended Closure Plan on September 8, 2023, following this review process. Water recycling projects have been initiated to reduce water withdrawal from the Bousquet River. Westwood is continuing to implement a biodiversity project to develop snake hibernacula and swallows' nests.

At Côté Gold, biodiversity monitoring studies were completed for birds and bats. At Mattagami Lake, a fish population study was also conducted as part of the Project's Fisheries Offsetting Plan. The first cycle of environmental effects monitoring was completed per the Metal and Diamond Mining Effluent Regulations.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.39 as of the end of 2023 (compared to 0.31 as of the end of 2022). The TRIFR (total recordable injuries frequency rate) was 0.69 as of the end of 2023 (compared to 0.76 as of the end of 2022). At Côté Gold, total project hours worked reached 14.8 million hours with a LTIFR (lost time injury frequency rate) of 0.12.

The Essakane team achieved historical Health & Safety performance in 2023, with a level of 0.06 for DARTFR and 0.18 for TRIFR. The results, which matched (TRIFR) and surpassed (LTIFR) the site's best-ever results, were supported by exceptional performance of proactive or 'leading' H&S activities such as safety and management inspections.

Specific safety initiatives are being implemented to manage the incident trend, in addition to the Company's existing preventive Health and Safety program including fatigue management prevention program, critical risks training program and cascading leadership. At Essakane, a health and safety internal audit was conducted in November 2023, with action plans put in place to address findings. In November, at Essakane, an emergency management drill was conducted on site, and at Côté Gold the Emergency Response Team successfully concluded a comprehensive 5-day fire response training program, in addition to undertaking an advanced-level first aid course.

Social and Economic Development

The Company is continuously exploring opportunities for investing in and partnering with the communities impacted by its continuing operations.

At the corporate level, the Company continued its partnership supporting the Research Institute of Mines and Environment ("RIME") UQAT - Polytechnique in Abitibi, Canada. This contribution will allow RIME's research program - which is dedicated to developing sustainable environmental solutions for the entire life cycle of a mine - to continue and develop further.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for the three months ended December 31, 2023, is estimated at $2.4 million and $8.1 million for the year.

IAMGOLD CORPORATION	10
Annual Management's Discussion and Analysis - December 31, 2023

To support local communities in the fight against the latest Dengue fever outbreak, the Company supported the distribution of test kits and supplies to surrounding medical clinics. In December, Essakane provided donated food kits to 1,000 vulnerable households in the Essakane mine impact zone. The Company also invested in several agricultural projects during the quarter in the communes of Falagountou and Gorom-Gorom. During the quarter, IAMGOLD also signed a strategic partnership agreement with the National School of Administration and Magistracy ("ENAM") which will include support for the modernization of ENAM and mutually strengthen knowledge in mining and local governance. In partnership with CoWater and Global Affairs Canada, the ESEPV-Sahel Project Implementation Plan was presented to the Governor of the Sahel region. Social performance highlights in the quarter include implementing a 3-month internship program for 19 local youth and selecting 67 projects to be financed through the "Fonds Fer" program.

At Côté Gold, various meetings were held in support of Impact Benefit Agreement ("IBA") implementation with First Nation Partners ("FNP") Mattagami and Flying Post and the Métis Nation of Ontario, Region 3. The Gogama and FNP Socio-economic Management and Monitoring Committees also met during the quarter. Côté Gold and IAMGOLD representatives attended the swearing-in ceremony for the newly elected Chief and Council of Mattagami First Nation. Côté Gold representatives also attended the quarterly Mattagami Open House on November 8, 2023.

Côté Gold supported several events and initiatives during the quarter through community investments, donations, and sponsorships. Notable initiatives sponsored included Jill of All Trades program by Cambrian College Sudbury and Mine Opportunity Challenge Timmins Edition by Mine Connect and Goodman School of Mines. Donations were also made to several Timmins, Sudbury and Gogama based organizations (Miner for Cancer, Gogama Local Services Board, Community Living Timmins, Timmins Victim Services, Sports for Kids Timmins). In partnership with the Canadian Ecology Centre and Mining Matters, Côté Gold hosted seven teachers from Timmins, Sudbury, North Bay and Ottawa to familiarize them with mining and the industry's wide-ranging career opportunities and technological advancements.

The Westwood team supported seven community initiatives during the quarter. This included support for lodging for people attending cancer treatments, scholarships for CEGEP Abitibi and UQAT, as well as support for various cultural and sporting events.

Equity, Diversity and Inclusion

The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and to embrace diversity. The Company has established an Equity, Diversity and Inclusion ("EDI") Steering Committee to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its EDI status, and the findings and recommendations (global and site-specific) were rolled out across the Company to develop action plans. The Company is a sponsor of various initiatives aimed at promoting female business owners and entrepreneurs in the mining sector, in addition to hiring under-represented groups within IAMGOLD. The Company is also an active contributor to the Mining Association of Canada's TSM protocol on EDI and is working closely with Mining HR Canada on various initiatives, including with the representation of a member of management as Chair of the "Safe Workplaces for All" council.

IAMGOLD was also recognized as a GTA Top 100 Employer for its efforts on various inclusion, engagement and culture work.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. Regarding diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.

• On February 22, 2023, Christiane Bergevin was appointed to the Company's Board as an independent director.

• On March 6, 2023, Renaud Adams was appointed by the Board as President and Chief Executive Officer, effective April 3, 2023. Mr. Adams is replacing Maryse Bélanger, Chair of the Board, who was acting as Interim President and CEO during the executive search process.

• On March 6, 2023, Maarten Theunissen was appointed Chief Financial Officer, having served as Interim CFO since September 2022.

• On June 20, 2023, Audra Walsh was appointed to the Company's Board as an independent director.

• On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the Board of Directors for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the Board appointed David Smith as Chair of the Board.

• On September 27, 2023, Bruno Lemelin was appointed to the role of Chief Operating Officer, having served as SVP, Operations & Projects since March 2020.

• On November 9, 2023, the Company announced the retirement of Ian Ashby from the Board and the appointment of Anne Marie Toutant as an independent director.

• On December 31, 2023, Craig MacDougall, Executive Vice President Growth and Oumar Toguyeni, Senior Vice President External Affairs and Sustainability, retired from their positions at the Corporation.

• On February 15, 2024, the Company announced that Murray Suey has been appointed to the Company's Board of directors effective immediately. Mr. Suey has also been appointed as the Chair of the Audit and Finance Committee.

Currently, women represent 44% of the directors and 50% of the independent directors. The average tenure of directors on the Board is less than two years.

IAMGOLD CORPORATION	11
Annual Management's Discussion and Analysis - December 31, 2023

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totalling approximately 600 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.

Essakane Mine (IAMGOLD interest - 90%)

	Q4 2023	Q4 2022	2023	2022	2021
Key Operating Statistics[1]
Ore mined (000s t)	3,217	1,691	9,586	12,585	16,015
Grade mined (g/t)	1.42	1.70	1.35	1.20	0.91
Waste mined (000s t)	9,693	8,795	33,763	37,100	44,405
Material mined (000s t) - total	12,910	10,486	43,349	49,685	60,420
Strip ratio[2]	3.0	5.2	3.5	2.9	2.8
Ore milled (000s t)	3,116	2,788	11,283	11,632	12,948
Head grade (g/t)	1.32	1.35	1.26	1.44	1.31
Recovery (%)	91	89	90	89	84
Gold production (000s oz) - 100%	120	108	413	480	457
Gold production (000s oz) - attributable 90%	108	98	372	432	412
Gold sales (000s oz) - 100%	118	108	413	489	453
Average realized gold price[3] ($/oz)	$2,009	$1,702	$1,957	$1,804	$1,794
Financial Results ($ millions)[1]
Revenues[4]	$238.3	$184.1	$809.6	$883.3	$813.9
Cost of sales[4]	134.3	103.4	502.4	431.2	472.1
Production costs	112.2	94.9	458.6	382.6	433.1
(Increase)/decrease in finished goods	6.3	(1.0)	(0.8)	4.8	(1.7)
Royalties	15.8	9.5	44.6	43.8	40.7
Cash costs[3]	134.1	112.7	488.0	439.5	428.3
Sustaining capital expenditures[3]	51.7	42.4	134.9	158.8	51.2
Expansion capital expenditures[3]	0.3	1.3	1.7	3.8	84.4
Total capital expenditures	52.0	43.7	136.6	162.6	135.6
Earnings from operations	14.3	29.0	92.0	219.5	83.4
Performance Measures[5]
Cost of sales excluding depreciation ($/oz sold)	$1,134	$958	$1,216	$882	$1,042
Cash costs[3] ($/oz sold)	$1,132	$1,043	$1,181	$899	$945
AISC[3] ($/oz sold)	$1,548	$1,456	$1,521	$1,234	$1,074

1. 100% basis, unless otherwise stated.

2. Strip ratio is calculated as waste mined divided by ore mined.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

5. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operational Insights

• Essakane delivered its highest quarterly production for the year with 108,000 attributable ounces produced in the fourth quarter, finishing the year with 372,000 attributable ounces produced, at the upper end of the guidance range of 340,000 to 380,000 ounces. For the quarter, this is an increase of 10,000 ounces or 10% from the same prior year period, primarily due to increased throughput, benefiting from improvements to increase throughput capacity at the mill. For the year, this is a decrease of 60,000 attributable ounces or 14% from the record levels achieved in 2022, primarily due to lower grades in accordance with the planned mill throughput.

IAMGOLD CORPORATION	12
Annual Management's Discussion and Analysis - December 31, 2023

• Mining activity of 12.9 million tonnes in the fourth quarter 2023 was higher by 2.4 million tonnes or 23% compared to the same prior year period, resulting in mining activity of 43.3 million tonnes for the year, 6.3 million tonnes or 13% lower than the prior year. The lower mining activity for the year is due to periodic operational interruptions experienced in the first and third quarters due to supply chain constraints related to the security environment in the country, which began in the fourth quarter 2022. During the fourth quarter 2023, the supply chain constraints lessened allowing the mining fleet to operate at full capacity, including mining the deeper benches of Phase 5 and the resumption of stripping activities in Phases 6 and 7 in support of the 2024 and 2025 ore supply. At quarter end, sufficient fuel and other consumables were on hand to ensure normal operating levels for a minimum of 50 days.

• Mill throughput in the fourth quarter 2023 was 3.1 million tonnes at an average head grade of 1.32 g/t, 12% higher and 2% lower than the same prior year period, respectively. For the full year, mill throughput was 11.3 million tonnes at an average head grade of 1.26 g/t, 3% and 13% lower than the prior year, respectively. During the quarter, the increase in throughput was partially due to the successful implementation and ramp-up of the MP 1250 crusher that was installed in anticipation of processing of higher proportions of hard rock as the pit deepens. The decrease in head grade for the quarter and the year is due to higher proportions of stockpiled ore milled in accordance with the mine plan, compared to the same prior year periods.

• The mill achieved recoveries of 91% in the fourth quarter 2023, 2% higher than the same prior year period, benefiting from the successful installation and commissioning of three new screens in the gravity circuit. Plant availability in the quarter was higher in the current year period at 94.8% compared to 88.6% in the prior year period.

• The security situation in Burkina Faso continues to be a focus for the Company. Terrorist-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighbouring countries continues to apply pressures to supply chains, although with a reduced impact in the fourth quarter 2023. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.

• The Company announced that the Essakane Proven and Probable Mineral Reserves, on a 100% basis, increased an estimated 7% from the prior year to 2.2 million ounces (2.0 million ounces attributable) at an average grade of 1.10 g/t Au. Probable Mineral Reserves (open pit) were estimated, on a 100% basis, at 1.8 million ounces (1.6 million ounces attributable) at an average grade of 1.32 g/t Au. (see news release dated February 15, 2024).

• On October 27, 2023, the President of Burkina Faso signed a decree resulting in an increase to royalty rates on gold sales occurring at prices above $1,500 per ounce. The decree increases the royalty from the previous rate of 5% on all gold sold over $1,500 per ounce to new rates applied at 6% on gold sold between $1,500 and $1,700 per ounce, 6.5% on gold sold between $1,700 and $2,000 per ounce, and 7% for gold sold exceeding $2,000 per ounce.

• In 2018, the Attorney General of Burkina Faso initiated proceedings against Essakane S.A. and certain of its employees relating to its practice at that time of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. This matter proceeded to trial and a settlement agreement was ultimately entered into by the parties, as Essakane S.A. determined it to be in the best interest of stakeholders to settle the proceedings acknowledging immaterial regulatory violations. The settlement consideration agreed to with the Government of Burkina Faso to fully and finally resolve the proceedings consisted of a forfeiture, direct to the State, of the embargoed carbon fines shipment and an additional monetary penalty of $15 million paid directly to the State.

Financial Performance - Q4 2023 Compared to Q4 2022

• Production costs of $112.2 million were higher by $17.3 million or 18% primarily due to increased mining and milling activity as the operation was able to operate at full capacity during the fourth quarter 2023, compared to the fourth quarter 2022 which was impacted by the supply chain constraints as described above. Cost pressures as a result of the security situation and inflation continued during the quarter, resulting in higher landed fuel and other key consumable prices, transportation and camp costs.

• Cost of sales, excluding depreciation, of $134.3 million was higher by $30.9 million or 30% primarily due to higher production costs described above, an NRV write-up of $9.6 million recorded in the fourth quarter 2022, and increased royalties due to higher gold prices and the new royalty rate structure described above. Cost of sales per ounce sold, excluding depreciation, of $1,134 was higher by $176 or 18% primarily due to the items noted above, partially offset with higher production and sales volumes.

• Cash costs of $134.1 million were higher by $21.4 million or 19% due to the higher production costs and royalties noted above. Cash costs per ounce sold of $1,132 were higher by $89 or 9%, primarily due to the higher production costs and royalties noted above, partially offset with higher production and sales volumes.

• AISC per ounce sold of $1,548 was higher by $92 or 6% primarily due to higher cash costs per ounce sold.

• Total capitalized stripping of $32.3 million was higher by $2.1 million or 7% primarily due to higher mining costs resulting from the increased landed cost of fuel.

IAMGOLD CORPORATION	13
Annual Management's Discussion and Analysis - December 31, 2023

• Sustaining capital expenditures, excluding capitalized stripping, of $19.4 million included capital spares of $6.1 million, mobile and mill equipment of $5.1 million, tailings management of $1.9 million, resource development of $1.2 million, generator overhaul $0.4 million and other sustaining projects of $4.7 million. Expansion capital expenditures of $0.3 million were incurred in support of fulfilling the community village resettlement commitment.

Financial Performance - 2023 Compared to 2022

• Production costs of $458.6 million were higher by $76.0 million or 20% primarily due to the higher volumes of operating waste, resulting from increased stripping ratios as mining activities transitioned between phases mid-year, the impact of the security situation and inflation on landed fuel and other key consumable prices, transportation and camp costs, and increased power generation costs as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.

• Production costs and depreciation included abnormal costs of $13.5 million and $1.0 million respectively (2022 - $nil and $nil respectively), resulting from the reduced mining capacity in the first and third quarter 2023. The abnormal costs have been excluded from cash costs and AISC, reducing both metrics by $33 per ounce sold.

• Cost of sales, excluding depreciation, of $502.4 million was higher by $71.2 million or 17% due to higher production costs and an NRV write-up of $9.6 million recorded in 2022. Cost of sales per ounce sold, excluding depreciation, of $1,216 was higher by $334 or 38% primarily due to the items noted above, as well as lower production and sales volumes.

• Cash costs of $488.0 million were higher by $48.5 million or 11% due to higher production costs, excluding abnormal costs. Cash costs per ounce sold of $1,181 were higher by $282 or 31%, primarily due to higher production costs and lower production and sales volumes.

• AISC per ounce sold of $1,521 was higher by $287 or 23% due to higher cash costs per ounce sold, partially offset by lower sustaining capital expenditures.

• Total capitalized stripping of $73.8 million was lower by $22.1 million or 23% due to the reduced mining activity in the first and third quarters as noted above, in addition to increased proportions of operating waste as noted above, which were partially offset by the cost pressures noted above.

• Sustaining capital expenditures, excluding capitalized stripping, of $61.1 million included capital spares of $18.2 million, mobile and mill equipment of $12.9 million, tailings management of $10.0 million, resource development of $4.3 million, generator overhaul of $3.4 million and other sustaining projects of $12.3 million. Expansion capital expenditures of $1.7 million were incurred in support of fulfilling the community village resettlement commitment.

2024 Outlook

Essakane attributable production is expected to be in the range of 330,000 to 370,000 ounces. The mill is expected to operate at nameplate capacity and head grades are expected to decrease compared to the prior year as the mill feed is supplemented with stockpiled ore to sustain throughput rates as mining continues through Phase 5 and Phase 6 and into the initial benches of Phase 7.

Cash costs at Essakane are expected in the range of $1,300 to $1,400 per ounce sold and AISC per ounce sold are expected in the range of $1,675 to $1,800, higher when compared to 2023 costs due to a scheduled increase in planned maintenance activities, continued pressures on the landed cost of fuel at the operation, and the application of increased royalty rates announced by the Burkina Faso government in the fourth quarter 2023. Additionally, as the mine resumes capitalized waste stripping with full mining capacity the AISC per ounce sold for 2024 is expected to increase in line with the increase in the associated sustaining capital before stripping activities and costs decrease in line with the mine plan from 2025 and 2026 onwards.

Capital expenditures are expected to be approximately $155 million, compared to $136.6 million in 2023, and primarily consist of capitalized waste stripping to provide access to ore as per the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity. (see "Risks and Uncertainties")

Brownfield Exploration

During 2023, approximately 15,000 metres of diamond drilling were completed as part of a step-out and infill drilling program to extend known mineralization and improve resource confidence within selected areas of the EMZ and the Lao satellite deposit. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.

IAMGOLD CORPORATION	14
Annual Management's Discussion and Analysis - December 31, 2023

Bambouk Assets

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) ("Managem") to sell its interests in the Bambouk Assets. Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282.0 million (pre-tax) as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal. The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk Assets.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of $197.6 million. The Company recognized a gain on disposal of the Senegal Assets of $109.1 million and paid taxes of $4.1 million.

Two transactions are remaining to close and both are subject to certain regulatory approvals from the respective Governments, as well as other customary closing conditions included in the transaction agreements. The first of the two remaining transactions is expected to close in the first quarter 2024 with the final transaction expected to close during 2024.

Under the terms of the transaction agreements, exploration expenditures incurred to develop the Bambouk Assets further will be recouped from Managem upon closing.

IAMGOLD CORPORATION	15
Annual Management's Discussion and Analysis - December 31, 2023

North America

Westwood Complex, Canada

The Westwood complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. The Westwood complex includes the Westwood underground mine, the Grand Duc open pit mine, and the Fayolle open pit mine which is located approximately 30 kilometres northwest of the Westwood complex.

Westwood Mine (IAMGOLD interest - 100%)

	Q4 2023	Q4 2022	2023	2022	2021
Key Operating Statistics
Underground lateral development (metres)	1,263	1,297	5,271	4,303	946
Ore mined (000s t) - underground	77	64	280	241	106
Ore mined (000s t) - other sources	162	216	742	836	919
Ore mined (000s t) - total	239	280	1,022	1,077	1,025
Grade mined (g/t) - underground	7.77	4.76	7.11	5.47	4.67
Grade mined (g/t) - other sources	2.33	1.17	1.71	1.04	0.83
Grade mined (g/t) - total	4.08	2.00	3.19	2.03	1.23
Ore milled (000s t)	245	300	1,034	1,118	965
Head grade (g/t) - underground	7.92	4.69	7.12	5.42	4.46
Head grade (g/t) - other sources	2.02	1.22	1.51	1.05	0.85
Head grade (g/t) - total	3.90	1.94	3.03	1.99	1.24
Recovery (%)	94	93	93	93	92
Gold production (000s oz)	28	18	93	67	35
Gold sales (000s oz)	29	18	90	66	34
Average realized gold price[1] ($/oz)	$1,989	$1,718	$1,946	$1,788	$1,789
Financial Results ($ millions)
Revenues[2]	$58.6	$31.3	$176.6	$120.6	$61.6
Cost of sales[2]	42.4	40.1	144.6	139.2	77.0
Production costs	39.3	41.3	148.5	145.5	86.8
(Increase)/decrease in finished goods	2.9	(1.2)	(4.1)	(6.3)	(9.8)
Royalties	0.2	-	0.2	-	-
Cash costs[1]	41.9	39.8	143.7	137.5	76.6
Sustaining capital expenditures[1]	16.8	7.8	65.0	30.3	11.4
Expansion capital expenditures[1]	0.4	2.1	0.6	4.8	2.9
Total capital expenditures	17.2	9.9	65.6	35.1	14.3
Earnings/(loss) from operations	(2.4)	(19.1)	(9.7)	(41.4)	(93.9)
Performance Measures[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,446	$2,230	$1,600	$2,093	$2,252
Cash costs[1] ($/oz sold)	$1,434	$2,210	$1,591	$2,068	$2,240
AISC[1] ($/oz sold)	$2,049	$2,639	$2,344	$2,568	$2,600

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

4. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the fourth quarter 2023 (fourth quarter 2022 - $2.3 million) and $3.2 million for 2023 (2022 - $8.4 million, 2021 - $9.9 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the fourth quarter 2023 (fourth quarter 2022 - $125) and $36 for 2023 (2022 - $126, 2021 - $289).

Operational Insights

• Westwood delivered its highest quarterly production since the underground mine restarted in 2021, with 28,000 ounces produced, finishing the year with 93,000 ounces produced, exceeding the top end of the guidance range of 90,000 ounces. This is an increase of 10,000 ounces or 56% and 26,000 ounces or 39% for the quarter and year, respectively, compared with the same prior year periods. The higher production is the result of the underground mine ramp-up, supplying increased volumes of higher grade ore for the mill feed, and the introduction of higher grade material from the Fayolle deposit.

IAMGOLD CORPORATION	16
Annual Management's Discussion and Analysis - December 31, 2023

• Mining activity of 239,000 tonnes of ore in the fourth quarter 2023 was lower by 41,000 tonnes or 15% from the same prior year period, resulting in mining activity of 1,022,000 tonnes of ore for the year, 55,000 tonnes or 5% lower than the prior year. The decrease in mining activity results from lower ore volumes from the Grand Duc open pit, partially offset with the introduction of material from the Fayolle deposit and an increase in ore volumes from the underground mine at higher grades, following extensive progress on the underground rehabilitation and development program.

• Lateral underground development of 1,263 metres in the fourth quarter 2023 was in line with the same prior year period, resulting in 5,271 metres for the year, 968 metres or 22% higher than the prior year. The mining team continued to execute the underground rehabilitation and development work program, providing increased operational flexibility with multiple stope sequences now available to mine concurrently.

• The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program is expected to be completed in 2024.

• Mill throughput in the fourth quarter 2023 was 245,000 tonnes at an average head grade of 3.90 g/t, 18% lower and double the same prior year period, respectively. For the full year, mill throughput was 1,034,000 tonnes at an average head grade of 3.03 g/t, 8% lower and 52% higher than the prior year. The lower volumes at higher head grades are due to an increased proportion of higher grade ore feed from the underground mine, as production activities were able to target rehabilitated underground zones, and the introduction of higher grade material from Fayolle deposit, partially offset by lower volumes from the Grand Duc open pit.

• The mill achieved recoveries of 94% in the fourth quarter 2023, slightly higher than the same prior year period. There was reduced plant availability in the quarter of 77.9% compared to 95.0% in the prior year period, due to unplanned maintenance on the SAG mill liners and apron feeder. Remediation actions are being undertaken.

• Westwood Mineral Reserves, including the Grand Duc open pit, increased 109% from 582,000 ounces to 1.2 million ounces, net of depletion, with grades increasing 26% to 7.14 g/t Au. Excluding Grand Duc, underground Mineral Reserves were estimated at 1.1 million ounces at an average grade of 10.6 g/t Au. The increase in Mineral Reserves was driven by the rehabilitation efforts over the course of the year which allowed for the resumption of mining activities in previously closed zones (see news release dated February 15, 2024).

Financial Performance - Q4 2023 Compared to Q4 2022

• Production costs of $39.3 million was lower by $2.0 million or 5% than the same prior year period due to lower mining costs and an NRV write-down of $2.3 million recorded in the fourth quarter 2022, partially offset by $5.6 million of development costs incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle Project.

• Cost of sales, excluding depreciation, of $42.4 million was higher by $2.3 million or 6% due to timing of sales, partially offset by lower production costs. Cost of sales per ounce sold, excluding depreciation, of $1,446, was lower by $784 or 35% primarily due to higher production and sales volumes.

• Cash costs of $41.9 million were higher by $2.1 million or 5% due to timing of sales, partially offset by lower production costs. Cash costs per ounce sold of $1,434 were lower by $776 or 35%, primarily due to higher production and sales volumes. Included in cash costs per ounce sold is an approximate impact of $190 per ounce sold resulting from the development cost incurred at the Fayolle deposit.

• AISC per ounce sold of $2,049 was lower by $590 or 22%, primarily due to lower cash costs per ounce sold, partially offset by increased sustaining capital expenditures including non-recurring rehabilitation work performed.

• Sustaining capital expenditures of $16.8 million included underground development and rehabilitation of $8.5 million, capitalized stripping of $1.6 million and other sustaining capital projects of $6.7 million.

Financial Performance - 2023 Compared to 2022

• Production costs of $148.5 million were higher by $3.0 million or 2% due to $11.5 million of development costs incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle Project, partially offset by lower mining and milling costs and a lower NRV write-down of $3.2 million (2022 - $8.4 million).

• Cost of sales, excluding depreciation, of $144.6 million was higher by $5.4 million or 4% due to higher production costs, partially offset by timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,600 was lower by $493 or 24% due to higher production and sales volumes.

• Cash costs of $143.7 million were higher by $6.2 million or 5% due to higher production costs. Cash costs per ounce sold of $1,591 were lower by $477 or 23% primarily due to higher production and sales volumes. Included in cash costs per ounce sold is an approximate impact of $128 per ounce sold resulting from the development cost incurred at the Fayolle deposit.

• AISC per ounce sold of $2,344 was lower by $224 or 9%, primarily due to lower cash costs per ounce sold, offset by higher sustaining capital expenditures, including non-recurring rehabilitation work performed during the year.

• Sustaining capital expenditures of $65.0 million included underground development and rehabilitation of $39.4 million, capitalized stripping of $5.8 million, and other sustaining capital projects of $19.8 million.

IAMGOLD CORPORATION	17
Annual Management's Discussion and Analysis - December 31, 2023

2024 Outlook

Westwood gold production is expected to be in the range of 100,000 to 120,000 ounces in 2024, with an increasing proportion of ore sourced from the underground mine at higher grades. Production levels are expected to be higher in the first half of 2024 due to mine sequencing in the underground mine and as supplementary mill feed from the higher grade Fayolle open pit is replaced with lower grade material from Grand Duc in the second half of the year.

Cash costs at Westwood are expected in the range of $1,250 to $1,375 per ounce sold and AISC per ounce sold are expected in the range of $1,800 to $2,000. Unit costs are expected to decrease from 2023 levels in line with increased production levels, a planned reduction in rehabilitation costs in the underground mine, and lower development expenses at the short life at the Fayolle satellite deposit.

Capital expenditures are expected to be approximately $65 million of sustaining capital, in line with $65.6 million in 2023, primarily consisting of $35 million in underground development and rehabilitation, $15 million for the renewal of the mobile fleet and fixed equipment, $5 million for asset integrity projects at the Westwood mill, and $10 million on other capital projects.

During the second half of the year, the Company plans to file an updated NI 43-101 compliant technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex.

Brownfield Exploration

During the year, approximately 27,200 metres of underground diamond drilling (including approximately 1,400 metres of geotechnical drilling) was completed to support the continued ramp-up of underground mining operations.

On the Fayolle satellite property mining operations continued during the fourth quarter, although with operations intermittently impacted by water management challenges.

Côté District, Canada

Côté Gold Project

The Côté District located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit. The project is being developed through a joint venture (the "Côté Gold UJV" or "UJV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. The UJV is governed by the Côté Gold Joint Venture Agreement.

Funding transaction with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM. As outlined in the JV Funding and Amending Agreement, as of May 1, 2023, SMM has contributed $250.0 million of the Company's funding obligations to the Côté Gold Project and as a result, the Company transferred 9.7% of its interest in the Côté Gold Project to SMM (the "Transferred Interests").

For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale - and so the Company will continue to account for 70% of the assets and liabilities of the joint venture, however, the Company will fund only 60.3% of the operating and capital expenditures through cash calls and receive 60.3% of the gold production. The Company has recognized a financial liability equal to the current repurchase price and option fee.

The Company has a right to repurchase the Transferred Interests on six remaining dates between May 31, 2023, and November 30, 2026, to return to its full 70% interest in the Côté Gold Project (the "Repurchase Option"). The Company may exercise its Repurchase Option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus the incremental contributions made and less incremental gold production received by SMM due to its increased interest, up to achieving commercial production. SMM contributed an incremental $77.1 million during the year, based on the 9.7% Transferred Interests. SMM will retain the net proceeds or payments due from its increased interest from the achievement of commercial production up to the repurchase of the Transferred Interests.

Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three-month SOFR plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee of $23.7 million accrued during 2023 will be payable upon the earlier of the Company's exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee will be payable in cash quarterly from January 1, 2024. The JV Funding and Amending Agreement also includes changes to the operator's fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained and IAMGOLD remains the operator.

Project Expenditures

On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures of $242.9 million ($170.5 million at 70%) in the fourth quarter 2023 at an average USDCAD exchange rate of 1.37 and $1,074.2 million ($752.3 million at 70%) for the year, at an average USDCAD exchange rate of 1.35. Incurred project expenditures include the cost of supplies inventory and the build of the initial ore stockpile.

IAMGOLD CORPORATION	18
Annual Management's Discussion and Analysis - December 31, 2023

Since commencement of construction, $2.786 billion ($1.95 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditures has been incurred. The original plan assumed a USDCAD exchange rate of 1.25.

The Company funded approximately $173.9 million to the UJV during the quarter and SMM funded $114.5 million, which includes an additional $28.0 million that was funded due to its increased interest.

2024 Outlook - 100%

Production at Côté Gold is expected to be between 220,000 and 290,000 ounces for the year. This estimate assumes that following initial gold production, operations ramp-up early in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company defines commercial production as an average throughput of the mill of 60% over a period of 30 days. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

During the ramp-up period and prior to achieving near nameplate production rates, operating and capitalized waste stripping unit costs are expected to be higher than the expected life of mine average as outlined in the existing 43-101 technical report (dated August 12, 2022) as fixed costs are absorbed by lower volumes, increases in certain cost inputs from the impact of inflation since completion of the technical report, and higher royalty costs due to higher gold prices. As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

For accounting purposes, revenue and cost of sales will be recognized from the commencement of production.

The total expected remaining project expenditures up to achieving first gold remains at $179.0 million assuming a USDCAD rate of 1.34. Post first gold, completion of certain infrastructure and earthworks projects is estimated to $40 million (± 5%).

In addition to the project expenditures, an estimated $40.0 million (± 5%) of operating expenditures related to milling and surface costs are expected to be capitalized during commissioning and ramp until the project achieves commercial production.

The estimated capital expenditures related to operations for 2024, excluding capital waste stripping, total $145 million (± 5%). These expenditures will be incurred from January to December and include:

• $60 million (± 5%) for the expansion of the tailings management facility as part of phase 2.

• $50 million (± 5%) for equipment purchases that includes four additional haulage trucks, drills and other mobile equipment.

• $35 million (± 5%) for capital projects that includes owners costs.

Capitalized waste stripping is estimated to be $50 million (± 5%) for the year.

Côté Gold's capital expenditures in 2024 are expected to be higher than the life-of-mine average as the mine progresses with the completion of the construction of the full tailings dam footprint. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving first gold and the nature of the expenditure.

Based on the Company's 60.3% interest in the UJV, IAMGOLD's remaining funding requirement for project and commissioning expenditures up to first gold, payment of all accounts payable balances related to project expenditures and the remaining lease funding in the first quarter 2024, is expected to be $142.0 million. After achieving first gold, IAMGOLD will continue to fund operating and capital expenditures through cash calls at its 60.3% interest and will receive 60.3% of gold production.

Fourth Quarter Activities Update

As of December 31, 2023, construction progress at Côté Gold was estimated to be 98% complete; while overall project progress was approximately 95.5% complete which includes demobilization of construction teams and facilities.

The following provides an update on project activities as at the end of the fourth quarter 2024 (unless otherwise noted):

Project Activity	Update
Health and safety	Total project hours worked of 14.8 million hours with a project-to-date DARTFR of 0.13 and a TRIFR of 0.72.
Labour and workforce	In the fourth quarter, the project workforce continued to demobilize as project areas were turned over to the operating teams. The ramp-up of the Côté operations workforce continued with 515 roles filled to date and with all senior positions filled. Labour availability and turnover continue to be a primary focus for Côté management.
Construction

Earthworks: All major earthwork activities associated with construction essentially complete, including Stage 1 of the Tailings Management Facility ("TMF").

Processing: Dry side of the processing plant, including primary and secondary crushing and associated screening and conveyors substantially complete. Activities remaining include the continued installation and configuration of remaining piping, electrical and instrumentation primarily within the plant. Re-alignment of the ball mill was completed with support of the OEM for mechanical start-up in February. At the back end, final mechanical completion of the detox and electrowinning circuits is on track to be completed in the first quarter of 2024 to support initial gold pour later in the quarter.

Infrastructure: All required infrastructure nearing completion with good advancement of tertiary mine facilities in the quarter.

IAMGOLD CORPORATION	19
Annual Management's Discussion and Analysis - December 31, 2023

Commissioning

Commissioning of the first electric shovel was completed in the quarter and deployed for in-pit activities. The second electric shovel is currently being commissioned and expected to be deployed in the first quarter of 2024.

Transfer of care, custody and control of project deliverables progressed well in the quarter with more than 50% of the systems turned over to the commissioning teams.

Subsequent to quarter end, the commissioning of the primary crushing circuit successfully crushed mined rock which was then conveyed to the coarse ore dome. Commissioning of the HPGR to fine ore bin to ball mill circuit is planned for February, followed thereafter by the wet circuits including leaching, cyanide detox and gold room. First gold is planned before the end of the first quarter 2024.

Operational readiness

By the end of the fourth quarter 2023, a total of fourteen haul trucks were commissioned and in operation. Testing of the autonomous drills continued with four Pit Vipers in operation. The operations team are continuously improving haulage roads and dumping location to achieve improved autonomous haulage efficiency and cycle times.

Mining activities have continued to advance well, with a daily record 128,000 tonnes of material moved towards the end of the quarter. The ore stockpile finished the year with 5 million tonnes of ore on the pad in line with the target.

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production towards the end of the first quarter of 2024 ramping up to commercial production in the third quarter 2024. Recently achieved milestones and those remaining of note are as follows:

The Company cautions that potential further impacts, including, without limitation, inflationary pressures, global supply chain disturbances, disruptions from weather events resulting in limited or no productivity such as extreme cold or forest fires in dry, hot summer months, early-life failure of equipment, labour disputes and the tight labour market could impact the timing of activities, costs, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of achieving commercial production and, consequently, project costs and/or guidance estimates.

Gosselin Deposit

The Gosselin deposit is located immediately to the northeast of the Côté Gold deposit. In 2023, the Company drilled approximately 24,600 metres to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor.

On October 23, 2023, the Company reported assay results from the 2023 diamond drill program with highlights including: 300.8 metres grading 1.40 g/t Au in GOS23-134, 240.0 metres grading 1.53 g/t Au in GOS23-136 and 500.8 metres grading 0.72 g/t Au in GOS23-144 (see news release dated October 23, 2023). The favorable results from this phase of drilling provided evidence the Gosselin deposit is approaching similar dimensions as the adjacent Côté deposit. Drill intercepts obtained from the newly discovered West Breccia have significantly expanded this breccia body which now measures 250 metres by 170 metres and extends for a depth of approximately 400 metres.

IAMGOLD CORPORATION	20
Annual Management's Discussion and Analysis - December 31, 2023

This has helped to highlight a highly prospective corridor at depth measuring up to 850 metres in strike length that remains to be tested between the Gosselin West Breccia and the Côté deposit hydrothermal breccia.

These results were incorporated into the deposit model and on February 15th, 2024 the Company reported an updated Mineral Resource Estimate (on a 100% basis) of 161.3 million tonnes of Indicated Mineral Resources averaging 0.85 g/t Au for 4.42 million ounces of gold, and 123.9 million tonnes of Inferred Mineral Resources averaging 0.75 g/t Au for 2.98 million ounces of gold (on a 100% basis) (see news releases dated February 15, 2024).

Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Chibougamau District, Canada

The Chibougamau District includes the Nelligan Gold Project, the Monster Lake Project and the Anik Gold Project.

Nelligan Gold Project

The Nelligan Gold Project ("Nelligan") is located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.

On December 5, 2023, the Company announced it had entered into a definitive arrangement agreement with Vanstar pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Vanstar by way of a court- approved plan of arrangement under the Canada Business Corporations Act.

Pursuant to the Arrangement Agreement, Vanstar's shareholders will receive 0.2008 of an IAMGOLD common share for each Vanstar share. Based on the 5-day volume weighted average price of IAMGOLD shares on the TSX as of December 1, 2023, the consideration to Vanstar's shareholders and option holders implies a total transaction value of approximately $31.1 million (based on the Bank of Canada daily exchange rate as of December 1). The transaction closed on February 13, 2024.

Vanstar is a gold exploration company with properties located in Northern Quebec at different stages of development. Vanstar's primary asset is a 25% interest in Nelligan which is held under an earn-in option to the joint venture agreement with IAMGOLD (IAMGOLD: 75%; Vanstar: 25%). Vanstar also holds a 1% NSR royalty on selected claims of the project that will be cancelled due to the transaction.

During 2023, approximately 10,300 metres were drilled at Nelligan towards the goal of improving resource classification and extending mineralization beyond the current resource pit shell of the Nelligan deposit, as well as testing selected exploration targets elsewhere on the property. The results from the second portion of 2023 drill program were reported in the fourth quarter with highlights including: 35.3 metres grading 1.21 g/t Au, 34.4 metres grading 2.55 g/t Au and 28.5 metres grading 1.92 g/t Au, (see Vanstar news release dated December 4, 2023).

On February 15, 2024, IAMGOLD reported an updated Mineral Resource Estimate for Nelligan as part of the year end reporting process. The updated Mineral Resource Estimate (on a 100% basis) returned 74.5 million tonnes of Indicated Mineral Resources averaging 0.84 g/t Au for 2.01 million ounces of gold, and 142.6 million tonnes of Inferred Mineral Resources averaging 0.85 g/t Au for 3.89 million ounces of gold (see news releases dated February 15, 2024).

Monster Lake Gold Project

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.

As at December 31, 2023, the Company reported inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news release dated February 15, 2024). An updated Mineral Resource Estimation is expected to be completed in the first half of 2024 with drill results obtained subsequent to the completion of the last estimation.

Anik Gold Project

The Anik Gold Project is wholly owned by Kintavar Exploration Inc. ("Kintavar") and is contiguous with the Nelligan Gold Project to the north and east. The Company holds an option to earn up to an 80% interest in the project by meeting certain commitments (see Kintavar news release dated May 28, 2020).

Approximately 1,750 metres of diamond drilling were completed to test various exploration targets in the year.

Exploration

In the fourth quarter 2023, expenditures for exploration and project studies totaled $3.4 million compared with $3.7 million in the same prior year period, of which $2.1 million was expensed and $1.3 million was capitalized. During the year, drilling activities on active projects and mine sites totaled approximately 80,300 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Quarterly Updates". The Company's exploration expenditures guidance for 2024 is $20 million.

IAMGOLD CORPORATION	21
Annual Management's Discussion and Analysis - December 31, 2023

($ millions)	Q4 2023	Q4 2022	2023	2022	2021
Exploration projects - greenfield	$1.7	1.4	$11.0	$9.8	$27.8
Exploration projects - brownfield[1]	1.7	2.3	6.3	8.4	10.1
Total - continuing operations	3.4	3.7	17.3	18.2	37.9
Discontinued operations	-	1.4	0.1	3.9	9.5
Total - all operations	$3.4	$5.1	$17.4	$22.1	$47.4

1. Exploration projects - brownfield for the fourth quarter 2023 included near-mine exploration and resource development of $1.3 (fourth quarter 2022 - $1.8 million) and $4.4 million for 2023 (2022 - $5.4 million, 2021 - $4.2 million).

EURO Ressources

EURO Ressources ("EURO") is a French mining royalty and streaming company listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the "Rosebel royalty"), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD owns 90% of EURO through its wholly owned subsidiary IAMGOLD France.

On November 14, 2023, the Company announced that it has filed, through IAMGOLD France, a draft buy-out offer with the Autorité des marchés financiers in France to acquire all of the outstanding common shares of EURO that IAMGOLD France does not already own for cash consideration of €3.50 per EURO Share to be followed immediately by a squeeze-out under French law. The purpose of the Offer is to enable IAMGOLD to acquire, through IAMGOLD France, all of the outstanding EURO Shares. Upon completion of the Offer, the EURO Shares will be delisted from the Euronext Paris stock exchange. The transaction was approved by the AMF on January 23, 2024, and is expected to close by the end of February.

IAMGOLD makes quarterly royalty payments to EURO and receives an annual dividend from EURO, net of income taxes in France and withholding taxes. The Rosebel royalty payments from IAMGOLD apply to the first seven million ounces of gold production from Rosebel and are calculated using the LBMA Afternoon Gold Price less approximately $300 to $350 per ounce.

Following the sale of the Rosebel mine to Zijin and the acquisition of the remaining shares of EURO, IAMGOLD will continue to make quarterly royalty payments to EURO, based on Rosebel production reported by Zijin, and IAMGOLD will receive a 100% share of any annual dividend from EURO, net of income taxes in France and withholding taxes. As of December 31, 2023, Rosebel had produced over 5.9 million ounces of gold with less than 1.1 million ounces of gold remaining under the Rosebel royalty agreement.

Discontinued operations - Rosebel Gold Mines

Brokopondo District, Suriname

On January 31, 2023, the Company completed the sale of its interests in the Rosebel mine to Zijin. Prior to the closing of the sale, attributable gold production and attributable gold sales were 26,000 ounces and 25,000 ounces, respectively.

On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings from discontinued operations.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2023, the Company had $367.1 million in cash and cash equivalents at its continuing operations and net debt of $649.5 million. Approximately $387.0 million was available under the Company's Credit Facility resulting in liquidity at December 31, 2023, of approximately $754.1 million.

Within cash and cash equivalents, $81.7 million was held by Côté Gold and $70.9 million was held by Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

On February 15, 2024, the Company completed a private placement of 1.9 million flow-through common shares of the Company (the "Flow-Through Shares") that will qualify as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). The Flow-Through shares were issued at a price of CAD$4.20 per Flow-Through Share for aggregate gross proceeds of up to CAD$8.0 million.

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend of $120.0 million during 2023, which was received by IAMGOLD in the third quarter, net of minority interest and withholding taxes. During the remainder of construction and commissioning, the Company will fund its portion of the Côté UJV funding of $142.0 million from available cash balances.

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold Project totaled $66.1 million, with an additional $24.4 million held in escrow pending the closing of the EURO Ressources transaction.

IAMGOLD CORPORATION	22
Annual Management's Discussion and Analysis - December 31, 2023

 The following sets out the changes in cash balance from September 30, 2023, to December 31, 2023, and December 31, 2022, to December 31, 2023:

December 31, 2023 vs September 30, 2023 Cash balance
($ millions)

December 31, 2023 vs December 31, 2022 Cash balance
($ millions)

Current assets as at December 31, 2023, were $753.7 million, down $767.6 million compared with December 31, 2022. The decrease was primarily due to a reduction in assets held for sale of $751.0 million as the Company completed the sale of Rosebel in the first quarter 2023 and the sale of the Senegal Assets in the second quarter 2023 combined with a repayment to the Credit Facility of $455.0 million, offset by cash proceeds received from the sale of the Rosebel assets of $389.2 million, cash proceeds received from the sale of the Senegal Assets of $197.6 million, and $379.0 million in net proceeds received from the issuance of the Term Loan.

Current liabilities as at December 31, 2023, were $630.8 million, down $15.4 million compared with December 31, 2022. The decrease was due to a reduction in liabilities held for sale of $270.7 million for the same reason noted above, offset by an increase in the current portion of deferred revenue of $240.7 million in connection with the Company's 2022 gold sale prepayment arrangement (the "2022 Prepay Arrangement"). The Company reclassified the deferred revenue of $240.7 million from long-term liabilities to current liabilities for the portion which will be settled during 2024.

The following table summarizes the carrying value of the Company's long-term debt:

	December 31	December 31	December 31
($ millions)[1]	2023	2022	2021
Credit Facility	$-	$455.0	$-
5.75% senior notes	448.0	447.6	445.7
Term Loan	375.6	-	-
Equipment loans	7.2	16.1	18.7
	$830.8	$918.7	$464.4

1. Long-term debt does not include leases in place at continuing operations of $121.3 million as at December 31, 2023 (December 31, 2022 - $73.8 million, December 31, 2021 - $11.4 million).

IAMGOLD CORPORATION	23
Annual Management's Discussion and Analysis - December 31, 2023

 Debt Maturity Schedule¹

1. Includes principal and interest payments for the Credit Facility, Term Loan, 5.75% senior notes and equipment loans and does not include the repayment of the 2022 Prepay Arrangements (defined below) which will be physically settled in 2024, and leases.

Credit Facility

The Company has a $425 million secured revolving Credit Facility, which was entered into in December 2017 and was amended for various items including to obtain consent to the sale of Rosebel, the sale of the Bambouk assets, for entering into the SMM funding arrangement and for entering into the second lien term loan. On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced from $490 million to $425 million based on the Company's requirements for a senior revolving facility for its overall business. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.

The Credit Facility provides for an interest rate margin above the Secured Overnight Financing Rate, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million.

As at December 31, 2023, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $22.6 million as collateral for surety bonds issued, $11.3 million as guarantees for certain environmental indemnities to government agencies, and $4.1 million as a supplier payment guarantee, with $387.0 million remaining available under the Credit Facility.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

On May 16, 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which has been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and is being amortized using the effective interest rate method. The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after year two, a 101% premium if repaid after year three and 100% thereafter.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

IAMGOLD CORPORATION	24
Annual Management's Discussion and Analysis - December 31, 2023

Leases

At December 31, 2023, the Company had lease obligations of $121.3 million at a weighted average borrowing rate of 7.20%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2023 and will continue to be delivered through 2024, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement.

Equipment loans

At December 31, 2023, the Company had equipment loans with a carrying value of $7.3 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

Gold prepay arrangements

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract pre-funded price of $1,753 per ounce on 50,000 gold ounces and an outstanding collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million in 2022 and is to physically deliver 150,000 ounces over the course of 2024.

In December 2023, the Company entered into a forward gold sale arrangement ("2025 Q1 Prepay Arrangement") and a partial amendment to one of its existing gold prepay arrangements ("Deferral Prepay Arrangement"). Under the 2025 Q1 Prepay Arrangement, the Company will receive a prepayment amount of $59.9 million during first quarter 2024 at an effective gold price of $1,916 per ounce and paid equally in three monthly increments for physical delivery of 31,250 ounces of gold over the period of January 2025 to March 2025. The Deferral Prepay Arrangement allows for the deferral of 6,250 ounces that were previously scheduled for delivery in the first quarter 2024 under the existing gold prepay arrangements entered into in 2022 to now be delivered in the first quarter 2025. The Company will make a cash payment of $0.5 million in total at the time of delivery in consideration for the deferral. The net result of these arrangements is the effective transition of current gold delivery obligations out of the first quarter of 2024 into the first quarter of 2025, increasing cashflow in the first quarter 2024 by approximately $72.5 million assuming gold prices at the time of entering into the arrangement.

Surety bonds and performance bonds

As at December 31, 2023, the Company had (i) C$201.4 million ($152.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$37.3 million ($28.2 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

As at December 31, 2023, the total collateral provided through letters of credit and cash deposits was $33.6 million. The balance of $118.9 million remains uncollateralized.

The Company expects that the surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations in the updated closure plan once such closure plan has been approved by the applicable regulatory authorities.

The Company posted 100% of the Côté Gold reclamation security using surety bonds. The bonding requirement for Côté Gold will increase once production commences from $36.7 million to $53.9 million (on a 100% basis). Subsequent to year end, SMM posted a bond for $21.4 million based on its 39.7% interest in the Côté Gold Project. Due to SMM posting its share of the reclamation security, the Company does not have to post any additional security to meet the increased requirement once production commences.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See "Market Risk - Summary of Foreign Currency and Commodity Derivative Contracts" for information relating to the Company's outstanding derivative contracts including the derivative contracts associated with Côté Gold.

Liquidity Outlook

At December 31, 2023, the Company had available liquidity of $754.1 million comprised of $367.1 million in cash and cash equivalents and $387.0 million available under the Credit Facility.

IAMGOLD is expected to fund $142.0 million on project expenditures and working capital during the remainder of construction and commissioning based on its 60.3% interest in Côté Gold UJV.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred payments of $32.0 million that was received on October 26, 2023. The expected gross proceeds for the remainder of the transactions, in respect to the assets in Guinea and Mali, are approximately $84.4 million.

IAMGOLD CORPORATION	25
Annual Management's Discussion and Analysis - December 31, 2023

The Company also has to deliver 150,000 ounces of its 2024 production into the 2022 Prepay Arrangements. During December 2023, the Company entered into a further gold sale prepayment arrangement that effectively deferred the gold prepay deliveries from the first quarter 2024 to the first quarter 2025.

Based on the current construction and commissioning schedule of Côté Gold Project as well as prevailing market conditions which could impact the Côté Gold Project, commissioning and ramp-up expenditures and operating cash flows from the Company's existing operations, the Company believes that its available liquidity at December 31, 2023, combined with cash flows from operations, the expected proceeds from the sale of the remaining Bambouk Assets and available liquidity provided by the undrawn amounts under the Credit facility, is sufficient to fund the Côté UJV to complete the construction, commissioning and ramp-up of the Côté Gold Project.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

The Company will be dependent on the cash flows generated from the Côté Gold Project to repay its existing and any additional indebtedness that it may incur to fund the remaining construction, commissioning and ramp-up costs of the Côté Gold Project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2023 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Contractual Obligations

As at December 31, 2023, contractual obligations from continuing operations with various maturities were approximately $2.1 billion, primarily comprising expected future contractual payments of long-term debt including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in "Market Risk - Summary of Foreign Currency and Commodity Derivative Contracts".

		Payments due by period[1]
At December 31, 2023	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$1,209.5	$76.0	$145.1	$979.6	$8.8
Equipment loan	7.6	5.1	2.5	-	-
Purchase obligations	209.9	196.8	5.2	2.4	5.5
Capital expenditure obligations	158.8	115.3	23.5	20.0	-
Lease obligations	130.4	28.3	57.7	$31.6	12.8
Total contractual obligations	$1,716.2	$421.5	$234.0	1,033.6	$27.1
Asset retirement obligations	393.4	5.5	43.4	35.1	309.4
	$2,109.6	$427.0	$277.4	$1,068.7	$336.5

1. Total contractual obligations exclude the 2022 Prepay Arrangement which will be physically settled in 2024.

Cash Flow

($ millions)	Q4 2023	Q4 2022	2023	2022	2021
Net cash from (used in) per consolidated financial statements:
Operating activities	$69.9	$66.8	$159.4	$408.7	$285.0
Investing activities	(272.2)	(233.3)	(402.3)	(891.9)	(630.7)
Financing activities	16.9	64.2	201.7	404.0	(41.2)
Effects of exchange rate fluctuation on cash and	3.6	15.3	1.3	(17.1)	(9.7)
cash equivalents
Increase (decrease) in cash and cash equivalents	$(181.8)	$(87.0)	$(39.9)	$(96.3)	$(396.6)
Cash and cash equivalents, beginning of the period	548.9	535.6	407.8	544.9	941.5
Cash and cash equivalents, end of the period - all operations	$367.1	$448.6	$367.9	$448.6	$544.9
Less: Increase (decrease) in cash and cash equivalents - held for sale	-	(40.8)	(0.8)	(40.8)	-
Cash and cash equivalents, end of the period - continuing operations	$367.1	$407.8	$367.1	$407.8	$544.9

IAMGOLD CORPORATION	26
Annual Management's Discussion and Analysis - December 31, 2023

Operating Activities

Net cash flow from operating activities from continuing operations was $69.9 million for the fourth quarter 2023, higher by $57.6 million compared to the same prior year period, primarily due to:

• Higher cash earnings of $81.8 million due to higher sales volume and a higher realized gold price,

• An increase in accounts payable and accrued liabilities of $33.1 million primarily resulting from the timing of payment of supplies, and

• A decrease in trade and other receivable of $7.0 million,

Offset by:

• Net proceeds from the 2022 Prepay Arrangements of $59.0 million included in the fourth quarter 2022, and

• An increase in income tax paid of $6.6 million.

Net cash flow from operating activities was $159.4 million for 2023 and includes cash flow from operating activities of $144.0 million from continuing operations and $15.4 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $113.6 million from the same prior year period, primarily due to:

• An increase in inventories and non-current ore stockpiles of $44.0 million primarily due to an increase in supplies inventory at the Côté Gold Project and Essakane, and build of ore stockpiles at the Côté Gold Project,

• An increase in income tax paid of $14.8 million, and

• Net proceeds from the 2022 Prepay Arrangements of $236.0 million included in 2022,

Offset by:

• Higher cash earnings of $109.7 million,

• A decrease in trade and other receivable of $51.1 million primarily resulting from the sale of VAT receivable at Essakane, and

• An increase in accounts payable and accrued liabilities of $14.7 million.

Investing Activities

Net cash used in investing activities from continuing operations for the fourth quarter 2023 was $272.2 million, an increase of $66.8 million from the same prior year period, primarily due to:

• An increase in capital expenditures from property, plant and equipment of $63.8 million, mainly related to the Côté Gold construction,

• An increase in restricted cash contribution of $24.4 million as the company posted the security for the purchase of the minority interest of Euro Ressources, and

• An increase in capitalized borrowing costs of $7.3 million,

Offset by:

• Net cash proceeds of $32.0 million received from the sale of the Senegal Assets.

Net cash used in investing activities for 2023 was $402.3 million and includes cash flow used in investing activities of $394.1 million in continuing operations and cash flow used in discontinued operations of $8.2 million.

Compared to 2022, net cash used in investing activities from continuing operations decreased by $367.1 million, primarily due to:

• $389.2 million in proceeds received from the disposition of the Rosebel asset, $197.6 million of cash proceeds received from the sale of the Senegal Assets, and

• An increase in interest income of $17.8 million.

Offset by:

• An increase in capital expenditures for property, plant and equipment of $164.6 million due to continued advancement of the Côté Gold Project,

• An increase in capitalized borrowing costs of $30.5 million,

• An increase in restricted cash contribution of $15.0 million, and

• The prior year's investing activities also included the proceeds from the disposal of marketable securities of $28.0 million.

Financing Activities

Net cash from financing activities from continuing operations for the fourth quarter 2023 was $16.9 million. Compared to the fourth quarter 2022, net cash from financing activities for continuing operations decreased by $51.7 million, primarily due to a draw of $75.0 million Credit Facility in the fourth quarter 2022, offset by the proceeds received through the SMM funding arrangement of $28.0 million during the fourth quarter 2023.

Net cash from financing activities for 2023 was $201.7 million and includes cash from financing activities for continuing operations of $203.7 million and net cash used in financing activities from discontinued operations of $2.0 million. Net cash from financing activities for the continuing operations in 2023 included $379.0 million of net proceeds received from the Term Loan and proceeds received through the SMM funding arrangement of $327.1 million and the repayment to the Credit Facility of $455.0 million, compared to 2022 that mainly included the draw of $455 million on the Credit Facility.

IAMGOLD CORPORATION	27
Annual Management's Discussion and Analysis - December 31, 2023

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company's financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Currency Exchange Rate Risk

The Company's functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural offset to the exposure and derivative contracts such as forwards or options.

	Q4 2023	Q4 2022	2023	2022	2021
Average market rates
USDCAD	1.3624	1.3573	1.3497	1.3019	1.2537
EURUSD	1.0762	1.0220	1.0816	1.0533	1.1828
Market closing rates
USDCAD	1.3205	1.3533	1.3205	1.3533	1.2656
EURUSD	1.1060	1.0694	1.1060	1.0694	1.1377

Oil Contracts and Fuel Market Price Risk

Brent and West Texas Intermediate ("WTI") are components of diesel and fuel oil which are among the key inputs impacting the Company's costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

The Company's oil exposures relate primarily to its mining operations in West Africa and Canada. The Company's hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold.

	Q4 2023	Q4 2022	2023	2022	2021
Average Brent price ($/barrel)	$83	$89	$82	$99	$71
Closing Brent price ($/barrel)	$77	$86	$77	$86	$78
Average WTI price ($/barrel)	$79	$83	$78	$94	$68
Closing WTI price ($/barrel)	$72	$80	$72	$80	$75

Gold Contracts and Market Price Risk

The Company's primary source of revenue is gold. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, including the use of call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

	Q4 2023	Q4 2022	2023	2022	2021
Average market gold price ($/oz)	$1,973	$1,726	$1,941	$1,801	$1,799
Average realized gold price[1,2] ($/oz)	$2,005	$1,639	$1,955	$1,721	$1,793
Closing market gold price ($/oz)	$2,062	$1,814	$2,062	$1,814	$1,806

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. Excluding the impact of the 2019 Prepay Arrangement the average realized gold price was $1,704 for the fourth quarter 2022 and $1,802 for 2022.

IAMGOLD CORPORATION	28
Annual Management's Discussion and Analysis - December 31, 2023

Summary of Foreign Currency and Commodity Derivative Contracts

At December 31, 2023, the Company's outstanding foreign currency and oil derivative contracts were as follows:

2024
Foreign Currency[1]
Canadian dollar contracts[2] (millions of C$)	316
Rate range (USDCAD)	1.30 - 1.41
Hedge ratio[3]	32%
Commodities[4]
Brent oil contracts (thousands of barrels)	270
Contract price range ($/barrel of crude oil)	41 - 55
Hedge ratio[3]	36%

The summary of foreign currency and commodity derivative contracts includes other instruments that the Company considers economic hedges.

1. 2024 Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company's 2024 Canadian dollar expenditures. USDCAD hedges are partially CAD notional hedges and partially USD notional.

2. The Company previously executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2024 includes the TARF and forwards with an extension feature discussed below. The Company estimates the timing of future knockouts on the TARF occurring based on analyst consensus estimates for foreign exchange rates. Hedge ratio assumes that all hedges are exercised at their call level and that all TARF hedges are exercised by counterparty.

3. The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and Côté Gold and its corporate office, future estimated uses of commodities and future estimated production. Outstanding derivative contracts are allocated based on a specified allocation methodology.

4. The Company previously executed Brent collar options, consisting of put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price and a gain from the difference between a higher market price and the call strike price.

In connection with the construction of Côté Gold, the Company entered into a Target Redemption Forward ("TARF") structure during 2021 as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

• There are four underlying contracts with strike prices ranging from 1.30 to 1.31.

• On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive C$10 million.

• On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive C$20 million.

• The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Three contracts have been exercised eight times and four contracts have been exercised seven times while the USDCAD was below the strike price.

• The Company realized a loss of $1.8 million for the quarter and $5.5 million for the full year on the TARF which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

In connection with the construction of Côté Gold, the Company entered a forward contract with an extendable feature to purchase C$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase C$10 million per month during 2024 at the forward exchange rate. In December 2023 the counterparty extended the option.

IAMGOLD CORPORATION	29
Annual Management's Discussion and Analysis - December 31, 2023

At December 31, 2023, the Company's outstanding gold bullion contracts and gold sale prepayment arrangements were as follows:

	Put	Call	2024	2025
	Weighted average $/ounce		Thousands of ounces
Canadian dollars[1] (millions of C$)
Zero cost collars	1,950	2,167	30	-
Zero cost collars	1,950	2,170	15	-
Zero cost collars	1,975	2,192	15	-
Subtotal gold bullion contracts			60	-
Prepay Arrangements - collar	1,700	2,100	100	-
Prepay Arrangements - forward	1,753	1,753	44	6
Prepay Arrangement - forward	1,916	1,916	-	31
Subtotal gold sale prepay arrangements	-	-	144	37
Total[1]	-	-	204	37

1. The Company's zero cost collars relate to the first quarter 2024 production exclusively, totaling 20,000 ounces per month. The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

Sensitivity Impact

The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company's hedging program which can affect the Company's operating results, assuming guided 2024 production and costs levels, excluding Côté:

	Change of	Annualized impact on	Annualized impact on	Annualized impact on
		Cost of Sales $/oz	Cash Costs[1] $/oz	AISC[1] $/oz
Gold price[2]	$100/oz	$6	$6	$6
Oil price	$10/barrel	$12	$12	$14
USDCAD	$0.10	$27	$27	$43
EURUSD	$0.10	$21	$21	$31

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures". Cash costs and AISC per ounce of gold sold consist of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

2. Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

Compensation of Key Management Personnel

Compensation breakdown for key management personnel, comprising of the Company's directors and executive officers, is as follows:

	2023	2022	2021
Salaries and other benefits	$7.2	$5.8	$6.0
Retirement benefits	2.1	2.4	0.3
Share-based payments	4.2	2.6	3.1
	$13.5	$10.8	$9.4

Shareholders' Equity

Number issued and outstanding (millions)	December 31, 2023	February 14, 2024
Common shares	481.3	493.6
Options[1]	5.2	5.1

1.Refer to note 26 of the consolidated financial statements for all outstanding equity awards.

On February 15, 2024, the Company completed a private placement of 1.9 million flow-through common shares of the Company. The Flow-Through shares were issued at a price of CAD$4.20 per Flow-Through Share for aggregate gross proceeds of up to CAD$8.0 million.

IAMGOLD CORPORATION	30
Annual Management's Discussion and Analysis - December 31, 2023

QUARTERLY FINANCIAL REVIEW

	2023				2022
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$297.6	$224.5	$238.8	$226.2	$207.2	$254.5	$232.1	$265.0
Net earnings (loss) from continuing operations	$(7.6)	$(0.8)	$95.2	$10.7	$(0.2)	$(43.5)	$(16.5)	$23.8
Net earnings (loss) from discontinued operations	$-	$-	$-	$6.3	$29.0	$(66.4)	$13.0	$8.0
Net earnings (loss) attributable to equity holders	$(9.4)	$(0.8)	$92.6	$6.3	$(3.8)	$(45.5)	$(22.2)	$16.0
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.02)	$0.00	$0.19	$0.01	$(0.01)	$(0.09)	$(0.05)	$0.03

In the third quarter 2022, net losses from discontinued operations were higher due to impairment charges recorded in respect of Rosebel Gold Mines.

Revenues

Revenues from continuing operations were $297.6 million in the fourth quarter 2023 from sales of 147,000 ounces (136,000 ounces on an attributable basis) at an average realized gold price of $2,005 per ounce, higher by $90.4 million or 44% than the prior year period, due to higher sales volumes and a higher realized gold price.

Revenues from continuing operations were $987.1 million in the year from sales of 503,000 ounces (462,000 ounces on an attributable basis) at an average realized gold price of $1,955 per ounce, higher by $28.3 million or 3% than the prior year period, due to a higher realized gold price offsetting lower sales volumes.

Cost of sales

Cost of sales excluding depreciation was $176.7 million in the fourth quarter 2023, higher by $33.2 million or 23% than the prior year period. Cost of sales excluding depreciation was $647.0 million for the year, higher by $76.6 million or 13% than the prior year period.

The increased costs are due to increased mining activity at Westwood and the impacts of the security situation in Burkina Faso resulting in higher landed fuel prices, transportation and camp costs, as well as higher labour costs due to appreciation in the local currency. In addition to the fuel pricing pressures, power generation costs increased as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.

Depreciation expense

Depreciation expense was $71.1 million in the fourth quarter 2023, higher by $27.4 million or 63% than the prior year period primarily due to higher production volumes and the amortization of deferred stripping assets as the mining activity sequences through Phase 5 at Essakane.

Depreciation expense was $216.0 million for the year, lower by $24.5 million or 10% than the prior year period primarily due to lower production volumes at Essakane for the full year.

Exploration expense

Exploration expense was $3.6 million in the fourth quarter 2023, lower by $2.4 million or 40% than the prior year period due to the sale of certain exploration assets.

Exploration expense was $26.3 million for the year, lower by $2.1 million or 7% than the prior year period due to the sale of certain exploration assets.

General and administrative expense

General and administrative expense was $10.7 million in the fourth quarter 2023, higher by $0.1 million or 1% than the prior year period, primarily due to prior year site support fees reclassified to discontinued operations of $0.8 million and higher consulting costs of $0.4 million, partially offset by lower bonus accruals of $0.8 million and share-based payments of $0.3 million.

General and administrative expense was $48.6 million for the year, lower by $3.4 million or 7% than the prior year period, primarily due to lower bonus accruals of $4.2 million, severance costs of $2.4 million and consulting costs of $1.6 million, partially offset by prior year site support fees reclassified to discontinued operations of $3.5 million, share-based payments of $0.9 million and lower realized gains on cash flow hedges of $0.4 million.

Income tax expense

The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company's effective tax rate will fluctuate from one period to the next.

IAMGOLD CORPORATION	31
Annual Management's Discussion and Analysis - December 31, 2023

Income tax expense was $1.1 million in the fourth quarter 2023, lower by $9.9 million or 90% than the prior year period. It is comprised of a current income tax expense of $14.4 million offset by a deferred income tax recovery of $13.3 million, higher than the prior year period for current tax expense by $7.9 million or 122% and lower for deferred tax recovery by $17.8 million or 396%, respectively.

Income tax expense was $30.7 million for the year, lower by $47.4 million or 61% than the prior year period. It is comprised of a current income tax expense of $51.9 million offset by a deferred income tax recovery of $21.2 million, lower than the prior year period for current tax expense by $25.7 million or 33% and lower for deferred tax recovery by $21.7 million or 4,340%, respectively. The current income tax expense for the year was lower primarily due to lower income in Essakane. The deferred tax difference between the years reflects a variety of factors, including foreign exchange, accruals in respect of funds on hand, differences between depreciation and amortization charges and changes in recognition rules for local GAAP and IFRS purposes.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2023, under the supervision of the Company's Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company's disclosure controls and procedures were effective as at December 31, 2023, providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

• ensure the Company's receipts and expenditures are made only in accordance with authorization of management and the Company's directors; and

• provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company's internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2023 by the Company's management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the fourth quarter 2023 and their design remains effective.

Limitations of Control and Procedures

The Company's management, including the CEO and the CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2023.

IAMGOLD CORPORATION	32
Annual Management's Discussion and Analysis - December 31, 2023

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by SEC staff ("Industry Guide 7"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this report may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this report are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2023. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2023.

The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company's consolidated financial statements.

IAMGOLD CORPORATION	33
Annual Management's Discussion and Analysis - December 31, 2023

RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security, market and financial risks that could materially adversely affect the Company's future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement On Forward-Looking Information".

Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company's consolidated financial statements and related notes for the year ended December 31, 2023.

The inherently volatile nature of the Company's activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company's business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company's business strategy and is supported by a risk management culture and an enterprise risk management ("ERM") system. The Company's view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes. These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.

Risks and uncertainties to the Company's business, operations and financial condition that were identified by management as new or elevated in the fourth quarter 2023 are described above under "Market Risk" and below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the fourth quarter 2023 that are not described above under "Market Risk" or below.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in each of the Company's latest annual information form and supplemented by the consolidated financial statements and the MD&A for the quarters-ended March 31, 2023, June 30, 2023 and September 30, 2023 as filed with Canadian securities regulatory authorities at www.sedarplus.ca and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.

Political and Security Risk

The political and security environments in Burkina Faso and its neighboring countries is distressed and volatility remains elevated, including in the Sahel region where the Company's Essakane mine is located. Burkina Faso experienced two military coups in 2022 and neighboring Niger experienced similar military coups in July 2023. Stability in the West African region, generally, has been upended by military coups and led to near-total suspension of military assistance from France and the U.S. and exclusion of military governments in joint military task force with other West African countries formed to prevent militant attacks and threats from further spreading in the rest of the region. Instead, in September 2023, a regional alliance between Burkina Faso, Mali and Niger was announced, but the potential impact on militant activity remains uncertain. Meanwhile, militant attacks on and threats to supply chains and transit routes continue to increase economic challenges for the country. Mining activities at Essakane were affected or curtailed in 2023 as a result of the impacts to supply chains and travel routes. The Company continues to adjust its operating activities in response to the continued volatile security situation, as the safety and security of the Company's personnel and physical assets are of paramount concern. There is an elevated risk to the Company's operations, assets, financial condition and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes in the region with neighboring countries remain particularly exposed to elevated risks of further militant attacks. An actual, potential or threatened terrorist attack on the Company's operations, personnel or supply chains could have a material adverse effect on the Company's business, operations and financial condition. The Company's operations at Essakane have accounted for all of the Company's positive mine site free cash flow year to date 2023.

Given Essakane's significant contribution to the financial condition of the Company, any problematic or adverse condition affecting mining, processing, infrastructure, equipment, labour, the supply chain, taxation, legal or reputational status could have a material adverse effect on the Company's business, operations, liquidity and capital resources.

Liquidity and Capital Resources

The net proceeds of the completed sales of the Rosebel mine and the Senegal Assets, the financing agreement with Sumitomo, the Term Loan, expected proceeds from the expected completion of the sale of the remaining Bambouk Assets and undrawn amounts under the Credit Facility are intended to be used to satisfy the Company's currently estimated or forecasted funding requirements for the completion of construction, commissioning and ramp-up of the Côté Gold Project. Any failure to generate the cash expected from its operations, any significant disruptions in the commissioning and ramp-up of Côté Gold, any unexpected limitation on the ability to access, or unavailability of, funds currently available under the Company's Credit Facility, any delay in the closing of, or failure to close the sale of the remaining Bambouk Assets, any unexpected disruption of cash repatriation initiatives or the ability to transfer cash or other assets between the Company and its subsidiaries and requests by local governments in the jurisdictions of the Company's activities to sell gold to them and not to the Company's usual counterparties in the ordinary course on commercial terms, could restrict the Company's ability to fund its operations effectively, and the Company may be required to use other unanticipated sources of funds, on unattractive terms, if available, for these objectives.

IAMGOLD CORPORATION	34
Annual Management's Discussion and Analysis - December 31, 2023

The Company, in its various initiatives to increase liquidity and ensure funding to meet the currently estimated costs to complete construction of the Côté Gold Project, has incurred significant debt. The availability of new additional capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects based on the level of confidence in the Company to meet its strategic objectives. The cost of capital has also increased in 2023 due to rising interest rates. The Credit Facility has net debt to EBITDA and interest coverage financial ratio covenants that governs the amount that can be drawn under the Credit Facility. EBITDA is impacted by the performance of the Company's operations and market conditions.

The cost of the Company's debt is linked to market interest rates and further increases in interest rates or adverse changes in the expected performance of the Company's operations or market conditions that adversely impacts the generation or amount of cash flow or earnings from its operations could impact the ability of the Company to utilize the Credit Facility due to the impact on the foregoing financial maintenance covenants, which would reduce the available liquidity to the Company and could have materially adverse consequences to the Company. If there were a default or breach under the Credit Facility because of the failure to meet its financial or other covenants, not only could the Credit Facility cease to be available to meet the liquidity needs of the Company, but such default could trigger cross-defaults under the terms of the Company's other sources of debt and such defaults could have materially adverse consequences to the Company.

Project Commissioning and Ramp-Up

Currently estimated, forecasted or anticipated commissioning and ramp-up costs and the period to complete a project or thereafter bring it to commercial production can be impacted by a wide variety of known and unknown, uncontrollable, factors such as unexpected production problems, ore and waste sampling, equipment unavailability, inflationary pressures, supply chain disturbances, extreme weather, contractual, labour or community disputes, the unavailability of required skilled labour and permitting delays. The expenditures and time period required to complete the commissioning and ramp-up of the Côté Gold Project are considerable and equipment not functioning as designed or expected, changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, supply chain and logistics challenges, adverse market conditions or other events that negatively impact commissioning schedules can materially negatively affect the estimated timing of commencement of commercial production, results of operations and the liquidity of the Company. Actual costs and economic returns from the Côté Gold Project may differ materially from the Company's estimates or projections and variances from expectations could have a material adverse effect on the Company's business, financial conditions and results of operations, and liquidity.

Changes in Laws and Regulations

In Burkina Faso, where the Essakane mine operates, in October 2023 the Burkina Faso Mining Code was amended increasing the minimum royalty rate for gold spot price above $1,500/oz to 6% from 5%, this rate to further rise to 6.5% for spot higher than $1,700/oz to $2,000/oz and further to 7% for spot above $2,000/oz. In addition, Burkina Faso government has introduced a special contribution at a rate of 2% imposed on after-tax profits, including those that are exempt from income tax, on any declared profits from January 2024, that may apply to Essakane. Given Essakane's significant contribution to the financial condition of the Company, any additional changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities could have a material adverse impact on the Company's business, financial condition, and results of operations.

Cost Management

Inflation and supply chain disruptions caused by the security situation in Burkina Faso continue to adversely impact costs and availability of the Company's production inputs, including elevated fuel and consumable prices. Any inability to contain or control operating costs such as labour, energy, fuel, consumables such as cyanide, lime and grinding media, or any increase in royalties and taxation, can materially negatively impact the Company's earnings and cash flow and may have a material adverse effect on the Company's business, operations, liquidity and capital resources. No matter how well managed, the Company cannot fully control costs. Failure to achieve production or delays in the start of commercial production at the Côté Gold mine or cost estimates or the unexpected occurrence of material increases in costs could result in material adverse consequences to the Company.

IAMGOLD CORPORATION	35
Annual Management's Discussion and Analysis - December 31, 2023

NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with IFRS, including the following:

• Average Realized Gold Price per ounce sold

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

• Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non- GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The definitions of these measures, the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for the presentation of these measures are included below. Management's determination of the components of non- GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Revenues	$297.6	$207.2	$987.1	$958.8	$875.5
By-product credits and other revenues	(1.3)	(0.6)	(2.6)	(2.9)	(1.3)
Gold revenues	$296.3	$206.6	$984.5	$955.9	$874.2
Sales (000s oz) - 100%	147	126	503	555	487
Average realized gold price per ounce[1,2,3] ($/oz)	$2,005	$1,639	$1,955	$1,721	$1,793

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2. Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.

3. Average realized gold price per ounce sold in the fourth quarter 2022 includes 37,500 ounces (150,000 ounces in 2022) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

________________________

1. GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION	36
Annual Management's Discussion and Analysis - December 31, 2023

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Cost of sales	$247.8	$187.2	$863.0	$810.9	$813.3
Depreciation expense[1]	(71.1)	(43.7)	(216.0)	(240.5)	(264.2)
Cost of sales[1], excluding depreciation expense	$176.7	$143.5	$647.0	$570.4	$549.1
Adjust for:
Other mining costs	(0.7)	(0.5)	(1.8)	(2.8)	(1.3)
Stockpiles and finished goods adjustment	-	9.5	-	9.5	(42.9)
Abnormal portion of operating costs at	-	-	(13.5)	-	-
Essakane
Cost attributed to non-controlling interests[2]	(13.4)	(11.3)	(48.8)	(44.0)	(42.8)
Cash costs - attributable	$162.6	$141.2	$582.9	$533.1	$462.1
Total gold sales (000 oz) - attributable	136	115	462	506	442
Cash costs[3] ($/oz sold) - attributable	$1,197	$1,226	$1,261	$1,052	$1,045
Cash costs Rosebel - attributable	$-	$73.2	$22.4	$266.6	$228.0
Gold sales Rosebel (000 oz) - attributable	-	68	24	215	148
Total cash costs[3] all operations - attributable	$162.6	$214.4	$605.3	$799.7	$690.1
Total gold sales[4] all operations (000 oz) - attributable	136	183	486	721	590
Cash costs[3] all operations ($/oz sold) - attributable	$1,197	$1,173	$1,246	$1,109	$1,170

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

4. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

IAMGOLD CORPORATION	37
Annual Management's Discussion and Analysis - December 31, 2023

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, continuing operations, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Cost of sales	$247.8	$187.2	$863.0	$810.9	$813.3
Depreciation expense[1]	(71.1)	(43.7)	(216.0)	(240.5)	(264.2)
Cost of sales[1], excluding depreciation expense	$176.7	$143.5	$647.0	$570.4	$549.1

Adjust for:
Sustaining capital expenditures[2]	63.9	50.6	196.0	190.4	63.2
Corporate general and administrative costs[3]	10.5	11.0	45.7	48.3	38.2
Stockpiles and finished goods adjustment	-	9.5	-	9.5	(42.9)
Other costs[4]	3.2	1.6	11.8	5.5	7.3
Abnormal portion of operating costs at	-	-	(13.5)	-	-
Essakane
Cost attributable to non-controlling interests[5]	(18.4)	(15.7)	(62.9)	(60.3)	(48.7)
AISC - attributable	$235.9	$200.5	$824.1	$763.8	$566.2
Total gold sales (000s oz) - attributable	136	115	462	506	442
AISC[6] ($/oz sold) - attributable	$1,735	$1,741	$1,783	$1,508	$1,281
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,740	$1,746	$1,787	$1,513	$1,284
AISC Rosebel - attributable	$-	$105.2	$32.0	$376.3	$274.4
Gold sales Rosebel (000s oz) - attributable	-	68	24	215	148
AISC all operations - attributable	$235.9	$305.7	$856.1	$1,140.1	$840.6
Total gold sales[7] all operations (000s oz) - attributable	136	183	486	721	590
AISC[6] all operations ($/oz sold) - attributable	$1,735	$1,672	$1,762	$1,581	$1,426
AISC all operations excluding by-product credits[6] ($/ oz sold) - attributable	$1,740	$1,675	$1,766	$1,585	$1,428

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

3. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

4. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, insurance proceeds, partially offset by by-product credits.

5. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

6. AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

7. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

IAMGOLD CORPORATION	38
Annual Management's Discussion and Analysis - December 31, 2023

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non- GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Capital expenditures for property, plant and equipment[1]	$262.6	$186.1	$934.2	$730.7	$493.5
Less: Capital expenditures - expansion:	194.0	135.5	733.9	540.3	430.3
Côté Gold	193.3	132.1	731.6	531.7	343.0
Essakane	0.3	1.3	1.7	3.8	84.4
Westwood	0.4	2.1	0.6	4.8	2.9
Capital expenditures - sustaining	68.6	50.6	200.3	190.4	63.2
Capital expenditures for exploration and evaluation assets	-	0.7	-	1.9	1.9
Working capital adjustments	(4.7)	(0.7)	(4.3)	(1.9)	$(1.9)
Capital expenditures - sustaining included in AISC	$63.9	$50.6	$196.0	$190.4	$63.2

1. Capital expenditures as per the segmented note on an incurred basis.

Project Expenditures

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the Côté Gold Project in line with the Côté Gold NI 43-101 technical report and include expansion capital expenditures, right-of-use assets acquired through leases, supplies inventory and the cost to build the ore stockpile, less certain cash and non- cash corporate level adjustments included in capital expenditures.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write- down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

IAMGOLD CORPORATION	39
Annual Management's Discussion and Analysis - December 31, 2023

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Earnings (loss) before income taxes - continuing operations	$(6.5)	$10.8	$128.2	$41.7	$(54.5)
Add:
Depreciation	71.4	44.0	217.4	242.0	265.9
Finance costs	5.3	3.0	21.0	8.6	5.2
EBITDA - continuing operations	$70.2	$57.8	$366.6	$292.3	$216.6
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(8.4)	(25.3)	(8.7)	(1.4)	8.0
NRV write-down/(reversal) of stockpiles/ finished goods	-	(7.3)	3.2	(1.3)	55.0
Abnormal portion of operating costs at Essakane	-	-	13.5	-	-
Write-down of Jubilee property	-	-	1.3	-	-
Impairment charge (reversal)	-	17.1	-	17.1	15.0
Foreign exchange (gain)/loss	4.3	(10.9)	12.8	5.0	6.0
Gain on sale of Bambouk assets	-	-	(109.1)	-	-
Insurance recoveries	-	-	(0.6)	(1.2)	-
Write-down of assets	0.1	1.9	1.3	2.0	3.7
Changes in estimates of asset retirement obligations at closed sites	8.0	6.1	9.7	1.6	40.7
Fair value of deferred consideration from sale of Sadiola	6.0	(0.5)	4.3	(0.7)	(4.6)
Gain on sale of Pitangui and Acurui Projects	-	-	(15.5)	-	-
Gain on sale of royalties	-	-	-	-	(45.9)
COVID-19 expenses, net of subsidy	-	-	-	-	3.1
Care and maintenance costs at Westwood	-	-	-	-	24.5
Gain on sale of INV Metals	-	-	-	-	(16.1)
Forfeiture of carbon fines inventory	13.5	-	13.5	-	-
Settlement of carbon fines matter	15.0	-	15.0	-	-
Other	1.9	-	7.8	-	1.0
Adjusted EBITDA - continuing operations	$110.6	$38.9	$315.1	$313.4	$307.0
Including discontinued operations:
EBITDA - discontinued operations	$-	$47.6	$14.4	$8.1	$(189.5)
Adjusted items:
Unrealized (gain)/loss on non-hedge derivatives	-	2.7	-	(5.5)	5.9
Write-down of stockpile/finished goods	-	-	-	5.8	38.3
Loss on sale of Rosebel	-	-	7.4	-	-
Severance costs	-	-	1.5	-	-
Foreign exchange (gain)/loss	-	(0.1)	-	(0.4)	-
Write-down of assets	-	0.2	0.1	2.5	1.2
Impairment charge (reversal)	-	(5.7)	-	110.1	190.1
COVID-19 expenses	-	-	-	-	12.9
Insurance recoveries and Other	-	-	-	-	(10.2)
Adjusted EBITDA from discontinued operations	-	44.7	23.4	120.6	48.7
EBITDA - all operations	$70.2	$105.4	$381.0	$300.4	$27.1
Adjusted EBITDA - all operations	$110.6	$83.6	$338.5	$434.0	$355.7

IAMGOLD CORPORATION	40
Annual Management's Discussion and Analysis - December 31, 2023

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Earnings (loss) before income taxes and non- controlling interests - continuing operations	$(6.5)	$10.8	$128.2	$41.7	$(54.5)
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(8.4)	(25.3)	(8.7)	(1.4)	8.0
NRV write-down/(reversal) of stockpiles/ finished goods	-	(14.7)	3.4	(8.2)	88.5
Abnormal portion of operating costs at Essakane	-	-	14.5	-	-
Write-down of Jubilee property	-	-	1.3	-	-
Gain on sale of Pitangui and Acurui Projects	-	-	(15.5)	-	-
Other finance costs	1.0	-	7.9	-	-
Impairment charge (reversal)	-	17.1	-	17.1	15.0
Foreign exchange (gain)/loss	4.3	(10.9)	12.8	5.0	6.0
Gain on sale of Bambouk assets	-	-	(109.1)	-	-
Insurance recoveries	-	-	(0.6)	(1.2)	-
Write-down of assets	0.1	1.9	1.3	2.0	3.7
Changes in estimates of asset retirement obligations at closed sites	8.0	6.1	9.7	1.6	40.7
Fair value of deferred consideration from sale of Sadiola	6.0	(0.5)	4.3	(0.7)	(4.6)
Gain on sale of royalties	-	-	-	-	(45.9)
COVID-19 expenses, net of subsidy	-	-	-	-	3.1
Care and maintenance costs at Westwood	-	-	-	-	24.5
Gain on sale of INV Metals	-	-	-	-	(16.1)
Forfeiture of carbon fines inventory	13.5	-	13.5	-	-
Settlement of carbon fines matter	15.0	-	15.0	-	-
Other	1.9	-	7.8	-	1.0
Adjusted earnings before income taxes and non- controlling interests - continuing operations	$34.9	$(15.5)	$85.8	$55.9	$69.4
Income taxes	(1.1)	(11.0)	(30.7)	(78.1)	(33.4)
Tax on foreign exchange translation of deferred	(5.3)	24.7	(2.2)	9.0	11.2
income tax balances
Tax impact of adjusting items	0.1	(3.6)	0.6	(3.3)	(14.3)
Non-controlling interests	(1.8)	(3.6)	(8.8)	(19.1)	(7.9)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$26.8	$(9.0)	$44.7	$(35.6)	$25.0
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$0.06	$(0.02)	$0.09	$(0.07)	$0.05
Including discontinued operations:
Net earnings (loss) before income tax and non- controlling interest - discontinued operations	$-	$43.0	$14.3	$(37.0)	$(265.1)
Adjusted items:
Unrealized (gain) on non-hedge derivatives	-	2.7	-	(5.5)	5.9

IAMGOLD CORPORATION	41
Annual Management's Discussion and Analysis - December 31, 2023

NRV write-down of stockpiles/finished goods	-	-	-	8.0	50.1
Loss on sale of Rosebel	-	-	7.4	-	-
Impairment charge (reversal)	-	(5.7)	-	110.1	190.1
Severance costs	-	-	1.5	-	-
Foreign exchange (gain) loss	-	(0.1)	-	(0.4)	-
Write-down of assets	-	0.2	0.1	2.5	1.2
COVID-19 expenses	-	-	-	-	12.9
Other	-	-	-	-	(10.2)
Adjusted earnings before income taxes and non- controlling interests - discontinued operations	$-	$40.1	$23.3	$77.7	$(15.1)
Income taxes	-	(14.0)	(8.0)	20.6	97.9
Tax impact of adjusting items	-	0.7	-	(41.8)	(89.6)
Non-controlling interests	-	(1.2)	(0.7)	1.8	8.6
Adjusted net earnings attributable to equity holders - discontinued operations	$-	$25.6	$14.6	$58.3	$1.8
Adjusted net earnings per share attributable to equity holders - discontinued operations	$-	$0.05	$0.03	$0.12	$0.00
Adjusted net earnings attributable to equity holders - all operations	$26.8	$16.6	$59.3	$22.7	$26.8
Adjusted net earnings per share attributable to equity holders - all operations	$0.06	$0.03	$0.12	$0.05	$0.1
Basic weighted average number of common shares outstanding (millions)	481.3	479.0	480.6	478.6	476.5

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Net cash from operating activities - continuing operations	$69.9	$12.3	$144.0	$257.6	$257.8
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	19.8	31.6	(18.0)	36.9	(16.7)
Inventories and non-current ore stockpiles	10.9	7.7	76.6	32.6	23.1
Accounts payable and accrued liabilities	(48.5)	(15.4)	(43.7)	(28.9)	(8.2)
Net cash from operating activities before changes in working capital - continuing operations	52.1	36.2	158.9	298.2	256.0
Net cash from operating activities before changes in working capital - discontinued operations	-	45.7	21.9	120.3	37.0
Net cash from operating activities before changes in working capital	$52.1	$81.9	$180.8	$418.5	$293.0

IAMGOLD CORPORATION	42
Annual Management's Discussion and Analysis - December 31, 2023

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Net cash from operating activities - continuing operations	$69.9	$12.3	$144.0	$257.6	$257.8
Add:
Operating cash flow used by non-mine site activities	23.3	19.4	102.3	107.3	91.7
Cash flow from operating mine-sites - continuing operations	93.2	31.7	246.3	364.9	349.5
Capital expenditures - continuing operations	251.3	188.2	907.3	744.6	527.1
Less:
Capital expenditures from construction and development projects and corporate	(187.0)	(134.6)	(709.2)	(546.9)	(377.2)
Capital expenditures from operating mine-sites - continuing operations	64.3	53.6	198.1	197.7	149.9
Mine-site cash flow - continuing operations	28.9	(21.9)	48.2	167.2	199.6
Cash flow from discontinued mine-sites	-	54.5	15.4	151.1	27.3
Capital expenditures from discontinued operations	-	(32.4)	(9.5)	(130.7)	(98.6)
Mine-site cash flow - discontinued operations	-	22.1	5.9	20.4	(71.3)
Total mine-site free cash flow	$28.9	$0.2	$54.1	$187.6	$128.3

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	Dec 31	Dec 31	Dec 31
($ millions, continuing operations, except where noted)	2023	2022	2021
Cash and cash equivalents	$367.1	$407.8	$544.9
Short-term investments	-	-	7.6
Available Credit Facility	387.0	26.6	498.3
Available Liquidity	$754.1	$434.4	$1,050.8

	Dec 31	Dec 31	Dec 31
($ millions, continuing operations, except where noted)	2023	2022	2021
Cash and cash equivalents	$367.1	$407.8	$544.9
Short-term investments	-	-	7.6
Lease liabilities	(121.3)	(73.8)	(65.6)
Long-term debt[1]	(857.3)	(921.2)	(468.9)
Drawn letters of credit issued under Credit Facility	(38.0)	(18.4)	(1.7)
Net cash (debt)	$(649.5)	$(605.6)	$16.3

1. Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $7.3 million (December 31, 2022 - $450.0 million, $nil, $455.0 million and $16.2 million, respectively and December 31, 2021 - $450.0 million, $nil, $nil and $18.9 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

IAMGOLD CORPORATION	43
Annual Management's Discussion and Analysis - December 31, 2023

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this MD&A include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Outlook", "Environmental, Social and Governance", "Quarterly Updates", "Financial Condition and "Quarterly Financial Review" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction and commissioning of the Côté Gold Project; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Project; expected production of the Côté Gold Project, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; the completion of the acquisition of EURO Ressources S.A., permitting timelines and the expected receipt of permits; inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

IAMGOLD CORPORATION	44
Annual Management's Discussion and Analysis - December 31, 2023

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction and commissioning of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION	45
Annual Management's Discussion and Analysis - December 31, 2023

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023

IAMGOLD CORPORATION	46
2023 Consolidated Financial Statements – December 31, 2023

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (the "Company"), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company's circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board's financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders of the Company. The external auditors have full and free access to management and the Audit and Finance Committee.

Renaud Adams	Maarten Theunissen
President and Chief Executive Officer ("CEO")	Chief Financial Officer ("CFO")
February 15, 2024	February 15, 2024

IAMGOLD CORPORATION	47
2023 Consolidated Financial Statements – December 31, 2023

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company's internal control over financial reporting as of December 31, 2023. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 51 of the consolidated financial statements.

IAMGOLD CORPORATION	48
2023 Consolidated Financial Statements – December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 15, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of indicators of impairment and reversal of impairment for property, plant and equipment

As discussed in Note 11 to the consolidated financial statements, the property, plant and equipment balance as of December 31, 2023 was $3,496.5 million. The carrying amounts of the Company's property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If any such indicator exists, the Company performs an impairment test. Judgement is required in determining whether an indicator of impairment or impairment reversal exists at period end. Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. The primary external factors considered are changes in forecast metal prices, and the Company's market capitalization relative to its net asset carrying amount. We identified the evaluation of indicators of impairment and reversal of impairment for property, plant and equipment (collectively, "impairment indicators") as a critical audit matter. Assessing the Company's determination of whether various factors, individually and in the aggregate, result in impairment indicators involves the application of significant auditor judgment. Specifically, significant judgment is required to assess the difference between the Company's market capitalization and the carrying value of its net assets and metal prices.

IAMGOLD CORPORATION	49
2023 Consolidated Financial Statements – December 31, 2023

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment indicators assessment process. This included controls over the Company's assessment of the difference between its market capitalization and the carrying value of its net assets and macro-economic indicators including metal prices. We evaluated the Company's assessment of changes in long- term gold prices by comparing to publicly available third-party long-term consensus gold prices. We analyzed the components of the Company's market capitalization reconciliation to net assets. We involved valuation professionals with specialized skills and industry knowledge, who assisted in evaluating the difference between the Company's market capitalization and the carrying value of its net assets by reviewing market available information.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 1998.

Toronto, Canada

February 15, 2024

IAMGOLD CORPORATION	50
2023 Consolidated Financial Statements – December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation's (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 15, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 15, 2024

IAMGOLD CORPORATION	51
2023 Consolidated Financial Statements – December 31, 2023

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)		December 31,	December 31,
	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents		$367.1	$407.8
Receivables and other current assets	9	85.7	128.0
Inventories	10	266.3	199.9
Assets held for sale	6	34.6	785.6
		753.7	1,521.3
Non-current assets
Property, plant and equipment	11	3,496.5	2,598.0
Exploration and evaluation assets	12	14.4	28.3
Restricted cash	8	90.5	56.3
Inventories	10	106.5	92.4
Other assets	13	76.3	128.8
		3,784.2	2,903.8
		$4,537.9	$4,425.1
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$317.6	$294.1
Income taxes payable		5.8	37.8
Other current liabilities	14	35.0	24.2
Current portion of lease liabilities	16	21.1	5.1
Current portion of long-term debt	19	5.0	8.7
Current portion of deferred revenue	20	240.7	-
Liabilities held for sale	6	5.6	276.3
		630.8	646.2
Non-current liabilities
Deferred income tax liabilities	17	0.7	22.6
Provisions	15	360.1	310.4
Lease liabilities	16	100.2	68.7
Long-term debt	19	825.8	910.0
Côté Gold repurchase option	7	345.3	-
Deferred revenue	20	10.9	240.8
Other liabilities	18	-	19.6
		1,643.0	1,572.1
		2,273.8	2,218.3
Equity
Attributable to equity holders
Common shares		2,732.1	2,726.3
Contributed surplus		59.2	58.2
Accumulated deficit		(538.3)	(632.4)
Accumulated other comprehensive income (loss)		(47.0)	(21.3)
		2,206.0	2,130.8
Non-controlling interests		58.1	76.0
		2,264.1	2,206.8
Contingencies and commitments	15(b), 37
Subsequent events	39
		$4,537.9	$4,425.1

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board of Directors,

David Smith, Chair	Christiane Bergevin, Director

IAMGOLD CORPORATION	52
2023 Consolidated Financial Statements – December 31, 2023

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2023	2022
Continuing Operations:
Revenues		$987.1	$958.8
Cost of sales	27	(863.0)	(810.9)
Gross profit		124.1	147.9
General and administrative expenses	28	(48.6)	(52.0)
Exploration expenses		(26.3)	(28.4)
Impairment charge		-	(17.1)
Other expenses	30	(49.5)	(9.1)
Earnings (loss) from operations		(0.3)	41.3
Finance costs	31	(21.0)	(8.6)
Foreign exchange loss		(12.8)	(5.0)
Gain on sale of Bambouk assets	6	109.1	-
Interest income, derivatives and other investment gains	32	53.2	14.0
Earnings before income taxes		128.2	41.7
Income tax expense	17	(30.7)	(78.1)
Net earnings (loss) from continuing operations		97.5	(36.4)
Net earnings (loss) from discontinued operations, net of income taxes	5	6.3	(16.4)
Net earnings (loss)		$103.8	$(52.8)
Net earnings (loss) from continuing operations attributable to:
Equity holders		$88.7	$(55.5)
Non-controlling interests		8.8	19.1
Net earnings (loss) from continuing operations		$97.5	$(36.4)
Net earnings (loss) attributable to:
Equity holders		$94.3	$(70.1)
Non-controlling interests		9.5	17.3
Net earnings (loss)		$103.8	$(52.8)

Attributable to equity holders

Weighted average number of common shares outstanding (in millions)
Basic	34	480.6	478.6
Diluted	34	484.6	478.6

Earnings (loss) per share from continuing operations ($ per share)
Basic	34	$0.18	$(0.12)
Diluted	34	$0.18	$(0.12)

Earnings (loss) per share from discontinued operations ($ per share)
Basic	34	$0.01	$(0.03)
Diluted	34	$0.01	$(0.03)

Basic earnings (loss) per share	34	$0.19	$(0.15)
Diluted earnings (loss) per share	34	$0.19	$(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION	53
2023 Consolidated Financial Statements – December 31, 2023

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2023	2022
Net earnings (loss)		$103.8	$(52.8)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(0.7)	(4.2)
Net realized change in fair value of marketable securities	21(b)	(1.3)	(2.9)
Tax impact	17	-	(0.1)
		(2.0)	(7.2)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	21(c)(i)	(1.4)	29.7
Time value of options contracts excluded from hedge relationship	21(c)(i)	(6.3)	(7.4)
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	21(c)(ii)	(12.2)	(34.0)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	21(c)(i)	(0.2)	(17.3)
Tax impact	17	0.7	0.9
		(19.4)	(28.1)
Total other comprehensive loss		(21.4)	(35.3)
Comprehensive income (loss)		$82.4	$(88.1)

Comprehensive income (loss) attributable to:
Equity holders		$72.9	$(105.4)
Non-controlling interests		9.5	17.3
Comprehensive income (loss)		$82.4	$(88.1)

Total comprehensive income (loss) attributable to equity holders arising from:
Continuing operations		$67.3	$(90.8)
Discontinued operations		5.6	(14.6)
Comprehensive income (loss) attributable to equity holders		$72.9	$(105.4)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION	54
2023 Consolidated Financial Statements – December 31, 2023

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2023	2022
Operating activities
Net earnings (loss) from continuing operations		$97.5	$(36.4)
Adjustments for:
Depreciation expense		221.7	242.0
Gain on sale of Bambouk assets	6	(109.1)	-
Gain on sale of Pitangui and Acurui Projects	32	(15.5)	-
Deferred revenue recognized	20	-	(195.0)
Impairment charge		-	17.1
Income tax expense	17	30.7	78.1
Derivative gain		(22.9)	(21.9)
Write-down of inventories		5.9	1.3
Finance costs	31	21.0	8.6
Other non-cash items	35(a)	(10.0)	15.8
Adjustments for cash items:
Proceeds from gold prepayment	20	-	236.0
Proceeds from insurance claim		0.6	1.2
Settlement of derivatives		23.3	20.9
Disbursements related to asset retirement obligations	15(a)	(2.0)	(2.0)
Movements in non-cash working capital items and non-current ore stockpiles	35(b)	(14.9)	(40.6)
Cash from operating activities, before income taxes paid		226.3	325.1
Income taxes paid	17	(82.3)	(67.5)
Net cash from operating activities related to continuing operations		144.0	257.6
Net cash from operating activities related to discontinued operations		15.4	151.1
Net cash from operating activities		159.4	408.7
Investing activities
Capital expenditures for property, plant and equipment		(907.3)	(742.7)
Capitalized borrowing costs	31	(68.3)	(37.8)
Disposal of marketable securities (net)		(0.4)	27.6
Proceeds from sale of Rosebel	5	389.2	-
Proceeds from sale of Bambouk assets	6	197.6	-
Other investing activities	35(c)	(4.9)	(8.3)
Net cash used in investing activities related to continuing operations		(394.1)	(761.2)
Net cash used in investing activities related to discontinued operations		(8.2)	(130.7)
Net cash used in investing activities		(402.3)	(891.9)
Financing activities
Proceeds from (repayment of) credit facility	35(e)	(455.0)	455.0
Proceeds from second lien term loan	35(e)	379.0	-
Funding from Sumitomo Metal Mining Co. Ltd.	7	327.1	-
Dividends paid to non-controlling interests		(13.7)	(18.4)
Other financing activities	35(d)	(33.7)	(15.7)
Net cash from financing activities related to continuing operations		203.7	420.9
Net cash used in financing activities related to discontinued operations		(2.0)	(16.9)
Net cash from financing activities		201.7	404.0
Effects of exchange rate fluctuation on cash and cash equivalents		1.3	(17.1)
Decrease in cash and cash equivalents - all operations		(39.9)	(96.3)
Decrease in cash and cash equivalents - held for sale		(0.8)	(40.8)
Decrease in cash and cash equivalents - continuing operations		(40.7)	(137.1)
Cash and cash equivalents, beginning of the year		407.8	544.9
Cash and cash equivalents, end of the year		$367.1	$407.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION	55
2023 Consolidated Financial Statements – December 31, 2023

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
				Accumulated other
				comprehensive income (loss)
(In millions of U.S. dollars)	Common shares	Contributed surplus	Deficit	Marketable securities fair value reserve	Cash flow hedge fair value reserve	Total	Non- controlling interests	Total equity
Balance, January 1, 2023	$2,726.3	$58.2	$(632.4)	$(43.2)	$21.9	$2,130.8	$76.0	$2,206.8
Net earnings (loss)	-	-	94.3	-	-	94.3	9.5	103.8
Other comprehensive income (loss)	-	-	-	(2.0)	(19.4)	(21.4)	-	(21.4)
Total comprehensive income (loss)	-	-	94.3	(2.0)	(19.4)	72.9	9.5	82.4
Issuance of common shares for share-based compensation	5.8	(5.8)	-	-	-	-	-	-
Share-based compensation	-	6.5	-	-	-	6.5	-	6.5
Net change in fair value and time value in property, plant and equipment	-	-	-	-	(4.3)	(4.3)	-	(4.3)
Dividends to non-controlling interests	-	-	-	-	-	-	(13.7)	(13.7)
Elimination of non-controlling interests on disposal of Rosebel and Bambouk assets	-	-	-	-	-	-	(13.7)	(13.7)
Other	-	0.3	(0.2)	-	-	0.1	-	0.1
Balance, December 31, 2023	$2,732.1	$59.2	$(538.3)	$(45.2)	$(1.8)	$2,206.0	$58.1	$2,264.1

Balance, January 1, 2022	$2,719.1	$59.1	$(562.2)	$(36.0)	$59.8	$2,239.8	$77.3	$2,317.1
Net earnings (loss)	-		(70.1)	-		(70.1)	17.3	(52.8)
Other comprehensive	-	-	-	(7.2)	(28.1)	(35.3)	-	(35.3)
income (loss)
Total comprehensive income (loss)	-	-	(70.1)	(7.2)	(28.1)	(105.4)	17.3	(88.1)
Issuance of common shares for share-based compensation	7.2	(7.2)	-	-	-	-	-	-
Share-based compensation	-	5.7	-	-	-	5.7	-	5.7
Net change in fair value and time value in property, plant and equipment	-	-	-	-	(9.8)	(9.8)	-	(9.8)
Dividends to non-controlling interests	-	-	-	-	-	-	(18.4)	(18.4)
Acquisition of non-controlling interests	-	-	(0.5)	-	-	(0.5)	(0.2)	(0.7)
Other	-	0.6	0.4	-	-	1.0	-	1.0
Balance, December 31, 2022	$2,726.3	$58.2	$(632.4)	$(43.2)	$21.9	$2,130.8	76.0	$2,206.8

IAMGOLD CORPORATION	56
2023 Consolidated Financial Statements – December 31, 2023

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2023 and 2022

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1. Corporate Information and Nature of Operations

IAMGOLD Corporation ("IAMGOLD" or the "Company") is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company's registered office is 150 King Street West, Suite 2200, Toronto, Ontario, Canada, M5H 1J9.

The Company has two operating mines: Essakane (Burkina Faso) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) with production planned to commence in March 2024. The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. On October 18, 2022 the Company entered into a definitive agreement to sell its interests in Rosebel (Suriname) and the transaction closed on January 31, 2023. Rosebel has been accounted for as an asset held for sale until derecognition on January 31, 2023 and discontinued operation for one month ended January 31, 2023 (note 5). On December 20, 2022 the Company entered into definitive agreements to sell its interest in its development and exploration assets in West Africa (the "Bambouk assets") and some of the transactions closed on April 25, 2023. The remaining two transactions are expected to close in 2024. The remaining Bambouk assets are accounted for as assets held for sale until derecognition (note 6).

The Company is currently incurring significant cash expenditures on the Côté Gold project. The Company intends to use its cash and cash equivalents, undrawn amounts under its revolving credit facility and the remaining anticipated proceeds from the sale of the Bambouk assets in West Africa to fund the remaining expenditures of the Côté Gold project during completion of construction, commissioning and ramp up of production.

2. Basis of Preparation

(a) Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries and joint venture as at and for the years ended December 31, 2023 and 2022, have been prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 15, 2024.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 22.

(c) Basis of consolidation

Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property	December 31,	December 31,	Type of	Accounting
	(Location)	2023	2022	Arrangement	Method

IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood mine[1]	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[1,2]	Côté Gold project (Canada)	70%	70%	Division	Proportionate
					share
Euro Ressources S.A.[3]	France	90%	90%	Subsidiary	Consolidation
Merrex Gold Inc.	Diakha-Siribaya Gold project (Mali)[4]	100%	100%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[5]	Rosebel mine (Suriname)	-%	95%	Subsidiary	Consolidation
IAMGOLD Boto S.A.[6]	Boto Gold project (Senegal)	-%	90%	Subsidiary	Consolidation

1. Part of IAMGOLD Corporation.

2. Prior to the Sumitomo Metal Mining Co. Ltd. ("SMM") financing arrangement entered into during December 2022 (note 7), the Company held a 70% participating interest in the assets, liabilities, revenues and expenses through an unincorporated joint venture with SMM with respect to the Côté Gold project (the "Côté UJV"). The Company's interest was diluted to 60.3% by December 31, 2023, however, the Company will continue to account for 70% of the participating interest until its option to repurchase its interest expires (note 7). A third party holds a 7.5% net profits interest in the mineral tenure comprising the project.

3. The Company is in the process of purchasing the shares held by the minority interest shareholders (note 39).

4. As at December 31, 2023, the Diakha-Siribaya Gold project continues to meet the criteria to be classified as held for sale (note 6).

5. The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 5).

6. The sale of the Boto Gold project was completed on April 25, 2023 (note 6).

IAMGOLD CORPORATION	57
2023 Consolidated Financial Statements – December 31, 2023

(i) Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii) Unincorporated arrangements

The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company's interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company's consolidated financial statements on the appropriate lines.

(d) Functional and presentation currency

The functional currency of the Company is the U.S. dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.

Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:

• Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

• Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

• Deferred tax assets and liabilities recognized at Essakane are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and

• Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share- based compensation.

Exchange gains or losses on translation of transactions are included in the consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through OCI ("FVTOCI"), is recognized in OCI, the translation differences are also recognized in OCI.

3. Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint venture and associate in all periods presented in these consolidated financial statements.

(a) Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 22 on fair value measurements.

(i) Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss ("FVTPL"). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at FVTPL

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at FVTPL and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

IAMGOLD CORPORATION	58
2023 Consolidated Financial Statements – December 31, 2023

Financial assets at FVTOCI

The Company's investments in equity marketable securities are designated as financial assets at FVTOCI and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in OCI.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, equipment loans, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loans transaction costs are calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii) Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at FVTPL. Derivative financial instruments at FVTPL, including embedded derivatives, requiring separation from its host contract are recorded in the consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of earnings (loss) as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii) Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in OCI, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in OCI and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in OCI until the time the contracts do not qualify for hedge accounting remain in OCI. Amounts recognized in OCI are recognized in the consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of earnings (loss).

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) immediately.

(b) Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

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2023 Consolidated Financial Statements - December 31, 2023

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2023 Consolidated Financial Statements – December 31, 2023

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow- moving supplies inventory are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation ("ARO"), and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings (loss) in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings (loss) as incurred.

Property, plant and equipment presented in the consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.

(i) Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 3(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are reclassified from construction in progress assets into the appropriate categories of property, plant and equipment.

Revenue from sales occurring from all production, including production from the commissioning stage, is recorded in the consolidated statements of earnings (loss).

(ii) Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii) Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.

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2023 Consolidated Financial Statements – December 31, 2023

(iv) Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d) Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2023 and 2022, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine ("LOM") plan. LOM plans are typically developed annually and are based on management's current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

(e) Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management's evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f) Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for the investment in associate and incorporated joint venture once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Further, a discontinued operation must be a component of the Company that was a cash generating unit ("CGU") while being held for use.

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2023 Consolidated Financial Statements – December 31, 2023

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of earnings (loss).

(g) Impairment and reversal of impairment

(i) Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

(ii) Non-financial assets

The carrying amounts of the Company's non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU's fair value less costs of disposal ("FVLCD") and value in use ("VIU"). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU's recoverable amount.

In the absence of market related comparative information, the FVLCD is generally determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value ("NAV") multiples and expected commencement of production for exploration and evaluation and development projects. Management's assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company's long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

(h) Asset retirement obligations

The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

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2023 Consolidated Financial Statements – December 31, 2023

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and ARO when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed mines, are charged to earnings in the period during which they occur.

(i) Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures in respect of the obligation for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(j) Income taxes

(i) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii) Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

• In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint venture, where the timing of the reversal of the temporary differences can be controlled by the parent or the joint venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

• When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

• In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint venture, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity's functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in income taxes in the consolidated statements of earnings (loss).

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2023 Consolidated Financial Statements – December 31, 2023

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(k) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method for stock options and warrants, and the if converted method for equity settled share units. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are assumed to be exercised and the assumed proceeds are used to purchase common shares of the Company from treasury at the average market price of the common shares for the period. The if converted method assumes that all equity settled share units have been converted in determining diluted earnings (loss) per share if they are in-the- money, except where such conversion would be anti-dilutive.

(l) Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i) Share incentive plan

The Company has a number of equity-settled share-based compensation plans in respect to its directors and employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings (loss) and credited to contributed surplus within shareholders' equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the common shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by the holder, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii) Share purchase plan

The Company has adopted a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company's contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(m) Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenue is measured based on the consideration specified in the contract with the customer.

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2023 Consolidated Financial Statements – December 31, 2023

(n) Deferred revenue

Deferred revenue is recognized in the consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the consolidated statements of earnings (loss) when control has been transferred to the customer.

The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the consolidated statements of earnings (loss), unless capitalized to construction in progress in accordance with the Company's policy on capitalized borrowing costs.

The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(o) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use ("ROU") asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company's incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within property, plant and equipment.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(p) Segmented information

The Company's operating segments are those operations whose operating results are reviewed by the Company's chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its executive leadership team. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company's gold segment is divided into reportable geographic segments. The Company's other reportable segments have been determined to be the Côté Gold project, exploration and evaluation and development and corporate operating segments, which includes royalty interests and investments in associate and joint venture.

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2023 Consolidated Financial Statements – December 31, 2023

(q) Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i) Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimate.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:

• Capitalization and depreciation of stripping costs (note 3(c)(iii));

• Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));

• Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

• Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(g)(ii)); and

• Estimates of timing of cash outlays for AROs (note 3(h)).

(ii) Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management's assumptions and estimates of future cash flows used in the Company's impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 29).

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 10).

Judgments

Judgement is required in determining whether an indicator of impairment or impairment reversal exists at period end. Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets.

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2023 Consolidated Financial Statements – December 31, 2023

The primary external factors considered are changes in forecast metal prices, changes in laws and regulations and the Company's market capitalization relative to its net asset carrying amount. The primary internal factors considered are the Company's current mine performance against expectations, changes in mineral reserves and resources, and life of mine plans.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from the successful development or the sale of the project.

(iii) Derivative financial instruments

Judgments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in prices of commodities such as oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 21 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv) Provisions and recognition of a liability for loss contingencies

Judgments

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and AROs. This includes an assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management's best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 15(a).

(v) Deferred revenue

Judgments

In assessing the accounting for the Company's forward gold sale arrangement (note 20), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company's intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

4. Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective

(a) Adoption of new accounting standards

The following new accounting pronouncements are effective for annual periods beginning on or after January 1, 2023 and have been incorporated into the consolidated financial statements:

• Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

• Definition of Accounting Estimates (Amendments to IAS 8).

• Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes).

• International Tax Reform - Pillar Two Model Rules. Amendments to IAS 12 Income Taxes were issued to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development's international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023.

The adoption of these pronouncements did not have a significant impact.

IAMGOLD CORPORATION	67
2023 Consolidated Financial Statements – December 31, 2023

(b) New accounting standards issued but not effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2023:

• Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.

• Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.

• Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted. The Company does not intend to early adopt these standards.

• Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) effective for periods on or after January 1, 2024.

• Lack of exchangeability (Amendments to IAS 21) effective for periods on or after January 1, 2025.

Pronouncements related to IAS 1, IFRS 16, IFRS 10, IAS 21, IAS 28, IAS 7 and IFRS 7 are not expected to have a significant impact on the Company's consolidated financial statements upon adoption.

5. Discontinued Operations

Rosebel mine

On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. ("Zijin") to sell its 95% interests in the Rosebel mine. On January 31, 2023, the Company completed the sale of its 95% interest in the Rosebel mine to Zijin. The Company received net proceeds of $396.0 million during 2023, consisting of sales proceeds of $360.0 million, plus $39.4 million of cash held by Rosebel on January 31, 2023, less final working capital adjustments of $3.4 million. On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings (loss) from discontinued operations. The existing royalty based on production at Rosebel, and held by Euro Ressources S.A. ("EURO"), will remain an obligation of the Company.

The Rosebel mine was previously reported under the Rosebel segment and its assets and liabilities were classified as held for sale on December 31, 2022. The results of operations have been restated for the current and comparative years to reclassify the earnings (loss) as earnings (loss) from discontinued operations.

The Company recognized a loss on disposal of $7.4 million, net of income tax, calculated as follows:

January 31,
2023
Proceeds received on closing	$360.0
Cash and cash equivalents transferred since closing	39.4
Working capital	(3.4)
Transaction costs	(8.7)
Net proceeds	$387.3
Cash and cash equivalents	$39.8
Receivables and other current assets	26.7
Inventories	153.7
Property, plant and equipment	446.2
Other non-current assets	10.5
Accounts payable and accrued liabilities	(76.0)
Provisions	(103.8)
Other liabilities	(89.1)
Net carrying amount, January 31, 2023	408.0
Non-controlling interest	(13.3)
Net assets attributable to IAMGOLD	$394.7
Less: net proceeds	387.3
Loss on sale of Rosebel	$7.4

IAMGOLD CORPORATION	68
2023 Consolidated Financial Statements – December 31, 2023

The net earnings (loss) from discontinued operations from the Rosebel Mine, which include the results of operating activities for the years ended December 31, 2023 and 2022 are as follows:

	Years ended December 31,
	2023 [1]	2022
Revenues	$47.2	$405.2
Cost of sales	(23.8)	(330.7)
General and administrative expenses	-	(3.5)
Exploration expenses	(0.1)	(1.2)
Impairment charge	-	(110.1)
Other expenses	(1.3)	(2.5)
Finance costs	(0.1)	(1.2)
Foreign exchange gain (loss)	(0.2)	0.4
Interest income, derivatives and other investment gains	-	6.6
	21.7	(37.0)
Income tax	(8.0)	20.6
Net earnings (loss) from discontinued operations before disposal	$13.7	$(16.4)
Loss on sale of Rosebel	(7.4)	-
Net earnings (loss) from discontinued operations	$6.3	$(16.4)

1. Amounts disclosed for 2023 are for the period until January 31, 2023, the date the transaction closed.

During the year ended December 31, 2022, an impairment charge of $110.1 million (post-tax impairment charge of $70.5 million) was recognized in the consolidated statements of earnings (loss) to align the carrying value of the Rosebel mine with the agreed sales price.

The assets and liabilities of the Rosebel mine that were included in the held-for-sale categories are summarized below:

	December 31,	December 31,
	2023	2022
Assets classified as held-for-sale
Cash and cash equivalents	$-	$38.5
Receivables and other current assets	-	4.9
Inventories	-	155.8
Property, plant and equipment	-	435.8
Other non-current assets	-	34.6
	$-	$669.6
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$-	$84.2
Current portion of provisions	-	4.2
Deferred income tax liabilities	-	17.4
Leases	-	39.5
Provisions	-	103.8
Other liabilities	-	19.5
	$-	$268.6

IAMGOLD CORPORATION	69
2023 Consolidated Financial Statements – December 31, 2023

6. Assets and Liabilities Held for Sale

Bambouk assets

On December 20, 2022, the Company announced that it had entered into a definitive agreement with Managem, S.A. to sell the Company's interest in its exploration and development projects in Senegal, Mali and Guinea (the "Bambouk assets"). Under this agreement, the Company would receive total cash payments of approximately $282.0 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal. The total consideration of $282.0 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of the respective asset sales. The Company received consent of IAMGOLD's syndicate of lenders for the sale.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senegal West, and Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal ("Senegal Assets") for aggregate gross cash proceeds of $197.6 million. The gross proceeds included deferred proceeds of approximately $32.0 million which were received on October 26, 2023. The remaining 10% interest in Boto will continue to be held by the Government of Senegal.

The remaining transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Mali and Guinea, as well as other customary closing conditions. The remaining two transactions are expected to close in 2024.

The Company recognized a gain on disposal of the Senegal Assets of $109.1 million calculated as follows:

April 25,
2023
Proceeds on closing	$165.6
Deferred proceeds	32.0
Transaction costs	(3.7)
Net proceeds	$193.9
Cash and cash equivalents	$1.4
Property, plant and equipment	83.3
Other non-current assets	1.1
Accounts payable and accrued liabilities	(0.6)
Net carrying amount, April 25, 2023	85.2
Non-controlling interest	(0.4)
Net assets attributable to IAMGOLD	84.8
Less: net proceeds	193.9
Pre-tax gain on sale of Senegal Assets	$109.1

At December 31, 2023, the remaining Bambouk assets continued to meet the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the Bambouk assets have been classified as current assets and current liabilities held for sale.

The assets and liabilities of the remaining Bambouk assets that are included in the held-for-sale categories are summarized below:

	December 31,	December 31,
	2023	2022
Assets classified as held-for-sale
Cash and cash equivalents	$0.5	$2.3
Exploration and evaluation assets	34.1	34.1
Property, plant and equipment	-	78.5
Other non-current assets	-	1.1
	$34.6	$116.0
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$5.6	$7.7
	$5.6	$7.7

IAMGOLD CORPORATION	70
2023 Consolidated Financial Statements – December 31, 2023

7. Unincorporated Arrangement and SMM Funding Arrangement

The Company is a 70% partner in the Côté Gold project, an unincorporated joint venture ("UJV") formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement ("UJV agreement"). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.

On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Under the amended UJV agreement, commencing in January 2023, SMM contributed the maximum $250.0 million of the Company's funding obligations to the Côté Gold project. As a result of SMM funding such amounts, the Company transferred 9.7% of its interest in the Côté Gold project to SMM (the "Transferred Interests"). SMM will not make any further contributions on behalf of the Company.

SMM contributed an incremental $77.1 million during the year ended December 31, 2023 based on its increased 9.7% ownership.

The Company has a right to repurchase the Transferred Interests on six dates between May 31, 2024 and November 30, 2026, to return to its full 70% interest in the Côté Gold project. (the "Repurchase Option"). The Company may exercise the repurchase option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus any incremental contributions made, and less incremental gold production received by SMM based on its increased ownership, up to achieving commercial production. SMM will retain the net proceeds or payments corresponding to its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interest.

Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company has to pay a repurchase option fee to SMM on the terms set forth in the amended UJV agreement. The fee accrued during 2023 will be included in the amount payable on the exercise of the Repurchase Option. Commencing in 2024, the fee will be payable in cash on a quarterly basis.

The amendment to the Côté Gold UJV also includes changes to the operator fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.

The transaction is accounted for as a financial liability under IFRS 15, as control is not deemed to pass to SMM due to the Company's right to exercise the Repurchase Option in the future. As a result, the Company will continue to account for a 70% interest in the UJV as the Transferred Interest was not recorded as a sale.

The Côté repurchase option liability as at December 31, 2023 consists of:

	Notes
Balance, December 31, 2022		$-
Funding obligations contributed by SMM		250.0
Incremental funding by SMM due to increased ownership		77.1
Repurchase option fees[1]	31	23.7
Côté Gold repurchase price at December 31, 2023		350.8
Deferred cost on waiver of operator fee		(6.5)
Amortization of deferred operator fee		1.0
Balance, December 31, 2023		$345.3

1. Repurchase option fees of $23.7 million was capitalized to Côté Gold construction in progress.

8. Restricted Cash

As at December 31, 2023, the Company had long-term restricted cash of XOF 31.2 billion (December 31, 2023 - $52.6 million; December 31, 2022 - XOF 27.8 billion, $45.3 million) in support of environmental closure costs obligations related to the Essakane mine, €21.9 million (December 31, 2023 - $24.2 million) posted as security for the purchase of the shares held by the minority interest shareholders of EURO (note 39), and $11.4 million (December 31, 2022 - $11.0 million) posted as cash collateral for a surety bond issued for guarantee of certain environmental closure cost obligations related to the Doyon division and Côté Gold project. Additionally, the Company has posted CAD$3.0 million (December 31, 2023 - $2.3 million; December 31, 2022 - $nil) as security for certain environmental closure cost obligations at the Doyon division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.

IAMGOLD CORPORATION	71
2023 Consolidated Financial Statements – December 31, 2023

9. Receivables and Other Current Assets

	Notes	December 31,	December 31,
		2023	2022
Receivables from governments[1]		$61.0	$78.5
Deferred consideration from the sale of Sadiola		1.2	1.2
Other receivables		5.6	4.5
Total receivables		67.8	84.2
Prepaid expenses		10.6	13.4
Hedge derivatives	21(c)(i)	7.3	21.3
Non-hedge derivatives		-	9.1
		$85.7	$128.0

1. Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada.

10. Inventories

	December 31,	December 31,
	2023	2022
Finished goods	$33.8	$42.6
Ore stockpiles	55.7	30.4
Mine supplies	176.8	126.9
	266.3	199.9
Non-current ore stockpiles	106.5	92.4
	$372.8	$292.3

For the year ended December 31, 2023, the Company recognized a net realizable value write-down in finished goods amounting to $1.7 million (December 31, 2022 - $6.7 million).

For the year ended December 31, 2023, the Company recognized a net realizable value write-down in current ore stockpiles amounting to $1.7 million (December 31, 2022 - $2.1 million) and a net realizable value write-down in non-current ore stockpiles amounting to $nil (December 31, 2022 - net reversal of previously recorded net realizable value write-down of $17.0 million).

For the year ended December 31, 2023, the Company recognized a write-down in mine supplies inventories amounting to $2.5 million (December 31, 2022 - $2.4 million).

Finished goods in the prior year included $13.5 million related to gold inventory included in a 2018 embargoed shipment of carbon fines. A settlement with the Government of Burkina Faso has been reached in connection with the embargoed shipment whereby the Government of Burkina Faso will take ownership of the embargoed carbon fines (note 15(b)). A write- down of finished goods inventory has been recorded in other expenses as a result.

IAMGOLD CORPORATION	72
2023 Consolidated Financial Statements – December 31, 2023

11. Property, Plant and Equipment

	Construction	Mining	Plant and	Right-of-use	Total
	in progress	properties	equipment	assets[1]
Cost
Balance, January 1, 2022	$1,078.6	$3,305.0	$1,977.9	$108.6	$6,470.1
Additions	638.7	221.7	100.8	75.5	1,036.7
Changes in asset retirement obligations	-	(22.4)	-	-	(22.4)
Disposals	-	-	(49.6)	(4.8)	(54.4)
Transfers within property, plant and equipment	(73.8)	25.1	52.6	(3.9)	-
Reclassification to assets held for sale	(79.6)	(1,022.6)	(583.5)	(90.0)	(1,775.7)
Balance, December 31, 2022	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3
Additions	866.5	138.9	56.2	79.7	1,141.3
Changes in asset retirement obligations	-	36.2	-	-	36.2
UJV lease adjustment[2]	(4.0)	-	-	(25.4)	(29.4)
Disposals	(5.5)	-	(11.6)	(0.5)	(17.6)
Transfers within property, plant and equipment	(11.5)	(0.1)	11.8	(0.2)	-
Transfers from exploration & evaluation assets	-	11.1	-	-	11.1
Balance, December 31, 2023	$2,409.4	$2,692.9	$1,554.6	$139.0	$6,795.9

	Construction	Mining	Plant and	Right-of-use	Total
	in progress	properties	equipment	assets[1]
Accumulated Depreciation and Impairment
Balance, January 1, 2022	$-	$2,419.3	$1,418.6	$44.3	$3,882.2
Depreciation expense[3]	-	183.8	126.9	15.9	326.6
Disposals	-	-	(46.7)	(4.4)	(51.1)
Impairment charge	-	109.1	39.5	11.4	160.0
Transfers within Property, plant and equipment	-	-	2.0	(2.0)	-
Reclassification to assets held for sale	$-	$(749.1)	$(461.4)	$(50.9)	$(1,261.4)
Balance, December 31, 2022	$-	$1,963.1	$1,078.9	$14.3	$3,056.3
Depreciation expense[3]	-	141.4	90.8	22.7	254.9
Disposals	-	-	(11.3)	(0.5)	(11.8)
Transfers within property, plant and equipment	-	(11.5)	11.5	-	-
Balance, December 31, 2023	$-	$2,093.0	$1,169.9	$36.5	$3,299.4
Carrying amount, December 31, 2022	$1,563.9	$543.7	$419.3	$71.1	$2,598.0
Carrying amount, December 31, 2023	$2,409.4	$599.9	$384.7	$102.5	$3,496.5

1. Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16. The Company entered into lease financing agreements on behalf of the Côté Gold project as the operator of the unincorporated joint venture.

2. In accordance with IFRS 16, the Company recorded 100% of the lease liability and right-of-use assets as at December 31, 2022 as it entered into the agreement as operator for the 70% owned Côté Gold joint venture and the agreement did not allow for several liability. The Company amended the terms of the Caterpillar Financial Services Limited lease agreement and accounted for 70% of the lease liability and right-of-use assets as at December 31, 2023 (note 16).

3. Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.

In 2023, borrowing costs attributable to qualifying assets associated with the Côté Gold project, Essakane and Westwood mines totaling $113.5 million (2022 - $49.0 million) were capitalized using a weighted average interest rate of 7.38% (2022 - 5.82%) (note 31). The weighted average interest rate was based on the 5.75% senior notes, credit facility, second lien term loan, equipment loans, gold prepayments, repurchase option fees and leases.

As at December 31, 2023, mining properties included capitalized stripping costs of $199.2 million (December 31, 2022 - $196.6 million). Stripping costs of $87.9 million were capitalized during 2023 (2022 - $109.7 million), and $85.3 million were depreciated during 2023 (2022 - $105.0 million).

IAMGOLD CORPORATION	73
2023 Consolidated Financial Statements – December 31, 2023

12. Exploration and Evaluation Assets

	Diakha-		Monster
	Siribaya	Fayolle
	Gold		Lake	Gosselin	Nelligan	Other	Total
	project	property	project
Balance, January 1, 2022	$36.6	$9.2	$7.8	$5.0	$1.8	$1.3	$61.7
Reclassification to assets held for sale	(34.1)	-	-	-	-	-	(34.1)
Write-down	(1.2)	-	-	-	-	-	(1.2)
Reclassification to other	(1.3)	-	-	-	-	1.3	-
Exploration and evaluation expenditures	-	1.9	-	-	-	-	1.9
Balance, December 31, 2022	$-	$11.1	$7.8	$5.0	$1.8	$2.6	$28.3
Transfers to Property, plant and equipment[1]	-	(11.1)	-	-	-	-	(11.1)
Transfer to joint venture partner	-	-	-	(1.5)	-	-	(1.5)
Write-down	-	-	-	-	-	(1.3)	(1.3)
Balance, December 31, 2023	$-	$-	$7.8	$3.5	$1.8	$1.3	$14.4

1. During 2023, capitalized costs related to Fayolle property were transferred from exploration and evaluation assets to property, plant and equipment - mining properties (note 11). No impairment was recorded upon transfer.

13. Other Non-Current Assets

	Notes	December 31,	December 31,
		2023	2022
Advances for the purchase of capital equipment[1]		$18.5	$66.4
Deferred consideration from the sale of Sadiola	22(a)	15.2	19.6
Royalty interests	(a)	13.5	7.2
Marketable securities	22(a), (a)	14.2	6.1
Long-term prepayment		3.3	3.6
Income taxes receivable		3.7	2.7
Bond fund investments	22(a)	2.0	2.0
Hedge derivatives		-	7.0
Non-hedge derivatives		0.4	6.7
Other		5.5	7.5
		$76.3	$128.8

1. Includes advances related to the Côté Gold project of $14.5 million (December 31, 2022 - $59.0 million).

(a) Royalty interests

On August 1, 2023, the Company entered into an agreement to sell its 100% interest in the Pitangui Project and its interest in the Acurui Project, to Jaguar Mining Inc. ("Jaguar") via a share purchase agreement for proceeds of 6.3 million common shares from Jaguar as well as a net smelter returns royalty on both projects. The shares had an aggregate value of $9.0 million and are subsequently accounted for as FVTOCI. The net smelter royalty is measured at a fair value of $7.0 million and will subsequently be amortized on a units of production basis (note 32).

The Company, through its 90%-owned subsidiary EURO, owns a royalty whereby EURO is entitled to receive 50% of the payable silver production over the life of mine on the Bomboré Project that is owned by a subsidiary of Orezone Gold Corporation. The agreement is accounted for as a royalty interest. The royalty interest is recorded at cost and subsequently measured at cost less accumulated depreciation. During the year ended December 31, 2022, the Company recorded an impairment of $5.6 million relating to the Paul Isnard royalty interests on the Montagne d'Or project owned by Orea Mining that is held by EURO (note 39).

14. Other Current Liabilities

	Notes	December 31,	December 31,
		2023	2022
Current portion of provisions	15	$5.4	$5.6
Current portion of other liabilities	18	29.6	18.6
		$35.0	$24.2

IAMGOLD CORPORATION	74
2023 Consolidated Financial Statements – December 31, 2023

15. Provisions

	Notes	December 31,	December 31,
		2023	2022
Asset retirement obligations	(a)	$347.4	$298.5
Other		18.1	17.5
		$365.5	$316.0
Current portion of provisions		$5.4	$5.6
Non-current provisions		360.1	310.4
		$365.5	$316.0

(a) Asset retirement obligations

The Company's activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

An updated closure plan for the Doyon division, including the Westwood mine, was submitted to the Quebec Ministry of Natural Resources and Forests during the year ended December 31, 2023. The updated plan included adjustments to cost estimates based on feedback from review of the previously submitted closure plan, resulting in an increase in cost estimates and corresponding asset retirement obligations. This cost estimate increase was partially offset by an increase in the long term discount rate assumption used in the estimation of the Doyon and Westwood asset retirement obligation.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2023	2022
Balance, beginning of the year		$298.5	$460.4
Revision of estimated cash flows and discount rates:
Capitalized in property, plant and equipment	11	36.2	(22.4)
Changes in asset retirement obligations at closed mines	30	9.7	(36.8)
Accretion expense	31	5.0	3.1
Disbursements		(2.0)	(2.0)
Reclassification of Rosebel mine obligations to liabilities held for sale	5	-	(103.8)
Balance, end of the year		$347.4	$298.5
Less: current portion	14	(5.4)	(5.6)
Non-current portion		$342.0	$292.9

As at December 31, 2023, the Company had restricted cash of XOF 31.2 billion (December 31, 2023 - $52.6 million; December 31, 2022 - XOF 27.8 billion; $45.3 million) for the guarantee of environmental closure costs obligations related to the Essakane mine (note 8).

As at December 31, 2023, the Company had CAD$167.4 million ($126.7 million; December 31, 2022 - CAD$167.4 million ($123.7 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Doyon division (note 19(e)).

As at December 31, 2023, the Company had CAD$34.0 million ($25.8 million; December 31, 2022 - CAD$48.4 million ($35.8 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Côté Gold project (note 19(e)).

As at December 31, 2023, the Company had posted letters of credit in the amount of CAD$29.8 million ($22.6 million, December 31, 2022 - CAD$24.9 million, $18.4 million) under the Credit Facility and $11.0 million (December 31, 2022 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $118.9 million remains uncollateralized (note 19(e)).

IAMGOLD CORPORATION	75
2023 Consolidated Financial Statements – December 31, 2023

As at December 31, 2023, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	CAD$ million[1]	$ million[1]
2024	$2.8	$3.4
2025	29.7	8.0
2026	16.2	0.6
2027	12.6	3.9
2028	2.8	19.5
2029 onwards	311.6	73.4
	$375.7	$108.8

1. Disbursements in US$ relate to the Essakane mine and CAD$ disbursements relate to the Doyon division, including Westwood mine, Côté Gold and other closed Canadian sites.

As at December 31, 2023, estimated undiscounted amounts of cash flows required to settle the obligations and expected timing of payments assumed in measuring the asset retirement obligations were as follows:

	Undiscounted	Undiscounted	Expected
	Amounts	Amounts
	Required	Required	Timing of
	(CAD$)	($)	Payments
Essakane mine	$-	$108.8	2024-2073
Doyon division, including Westwood mine	278.3	-	2024-2049
Côté Gold project	92.0	-	2024-2187
Other Canadian sites	5.4	-	2024-2123
	$375.7	$108.8

(b) Provisions for litigation claims and regulatory assessments

The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company's financial position, results of operations or cash flows.

During 2018, the Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from the carbon fines, the third party facility had made payments with respect to the 2015 and 2016 shipments of carbon fines to the Burkinabe authorities on behalf of Essakane S.A. (and would have paid in respect of the 2018 shipment that was embargoed) pursuant to the royalty applicable under the Burkina Faso Mining Code to gold and silver produced by Essakane S.A. The Company vigorously defended itself and its employees against such proceedings. On December 26, 2023, Essakane S.A. entered into a settlement agreement with the Government of Burkina Faso and agreed to the forfeiture, directly to the State, of the embargoed carbon fines shipment in 2018 and an additional payment directly to the State of a fine in the approximate amount of $15 million. The forfeited carbon fines had a finished goods inventory carrying value of $13.5 million (note 10).

IAMGOLD CORPORATION	76
2023 Consolidated Financial Statements – December 31, 2023

16. Leases

		Years ended December 31,
	Notes	2023	2022
Balance, beginning of year		$73.8	$65.6
Additions		79.7	72.1
Interest expense		7.5	3.1
Foreign exchange impact		1.0	(2.9)
Principal lease payments	35(d)	(6.0)	(21.3)
Interest payments		(5.3)	(3.3)
UJV lease adjustment	11	(29.4)	-
Reclassification of Rosebel mine leases to liabilities held for sale	5	-	(39.5)
Balance, end of year		$121.3	$73.8
Current portion		$21.1	$5.1
Non-current portion		100.2	68.7
		$121.3	$73.8

Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.

Extension options

Some property leases contain extension options exercisable by the Company up to one year before the end of the non- cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and this resulted in some of the leases being classified as short-term.

Short-term and low-value leases and variable lease payments

Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in cost of sales or general and administrative expenses in the consolidated statements of earnings (loss).

Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in cost of sales or exploration expenses in the consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2023	2022
Amounts recognized in statement of earnings (loss):
Short-term and low-value leases	$25.6	$35.6
Variable lease payments	$12.0	$24.3

Leases entered into on behalf of UJV

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, expected to be delivered over the course of 2022 and 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement with Caterpillar Financial Services Limited, reflecting its pro rata interest in the Côté Gold UJV. IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the portion guaranteed by SMM that represents their 30% ownership in the unincorporated joint venture as the liability under the agreement was joint and not several.

During the fourth quarter of 2023, the Company entered into an amendment to the CAT lease contract where the liability under the agreement was changed to be several but not jointly. As a result the Company has recognized 70% of the Côté Gold UJV lease liability and right-of-use assets as at December 31, 2023.

IAMGOLD CORPORATION	77
2023 Consolidated Financial Statements – December 31, 2023

17. Income Taxes

The effective tax rates for the years ended December 31, 2023 and 2022 were 23.9% and 187.3%, respectively.

Income tax expense consisted of the following components:

	Years ended December 31,
	2023	2022
Current income taxes:
Canadian current income taxes	$3.6	$1.6
Foreign current income taxes	48.3	76.0
	51.9	77.6
Deferred income taxes:
Foreign deferred income taxes - origination and reversal of temporary differences	(21.2)	0.5
	(21.2)	0.5

Total income tax expense	$30.7	$78.1

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

These factors are illustrated below on all of the consolidated earnings (loss) before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the years ended December 31, 2023 and December 31, 2022:

	Years ended December 31,
	2023	2022
Earnings before income taxes	$128.2	$41.7
Income tax provision - 26.5%	$34.0	$11.0
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(31.9)	(7.4)
Permanent items that are not included in income (losses) for tax purposes:
Non-deductible expenses	(0.9)	(3.3)
Income (losses) not recognized for tax purposes	(3.5)	1.0
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	3.8	1.4
Non-resident withholding tax	5.5	15.8
Under (over) tax provisions	0.3	2.8
Other	0.3	0.8
Other adjustments:
Unrecognized recoveries in deferred tax provisions	21.4	46.7
Foreign exchange related to deferred income taxes	(2.2)	9.0
Taxes paid relating to sale of assets	4.1	-
Other	(0.2)	0.3
Total income tax expense	$30.7	$78.1

IAMGOLD CORPORATION	78
2023 Consolidated Financial Statements – December 31, 2023

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2023	2022
Deferred income tax assets:
Exploration and evaluation assets	$442.4	$307.7
Asset retirement obligations	-	2.5
Côté Gold repurchase option	91.5	-
Other assets	43.8	34.3
	577.7	344.5
Deferred income tax liabilities:
Property, plant and equipment	(572.8)	(355.3)
Other liabilities	(5.6)	(11.8)
	(578.4)	(367.1)
Net deferred income tax liabilities	$(0.7)	$(22.6)

Classification:
Non-current assets	$-	$-
Non-current liabilities	(0.7)	(22.6)
	$(0.7)	$(22.6)

Income tax expense (recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2023	2022
Unrealized change in fair value of marketable securities	$-	$0.1
Hedges	(0.7)	(0.9)
Total income taxes related to OCI	$(0.7)	$(0.8)

Unrecognized Deferred Income Tax Assets

As at December 31, 2023, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2023	2022
Non-capital losses	$1,099.1	$1,186.5
Net capital losses	104.4	66.2
Exploration and evaluation assets	338.6	380.8
Deduction for future mining duty taxes	18.9	15.1
Asset retirement obligations	265.3	213.3
Other deductible temporary differences	0.1	13.0
	$1,826.4	$1,874.9

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2023, the non-capital loss carry forwards expire as follows:

Expiry Date	2024	2025	2026	2027	2028+	No Expiry	Total
Total unrecognized losses	$13.5	$44.3	$21.7	$15.5	$974.3	$29.8	$1,099.1

IAMGOLD CORPORATION	79
2023 Consolidated Financial Statements – December 31, 2023

The Company has not recognized a deferred income tax liability on temporary differences of $527.0 million (December 31, 2022 - $593.6 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2023 movement for net deferred income tax liabilities is summarized as follows:

		Discontinued	Statements		December 31,
	December 31,		of earnings	OCI
	2022	Operations	(loss)		2023
Deferred income tax assets:
Exploration and evaluation assets	$307.7	$-	$134.7	$-	$442.4
Asset retirement obligations	2.5	-	(2.5)	-	-
Côté Gold repurchase option	-	-	91.5	-	91.5
Other assets	34.3	-	8.8	0.7	43.8
Deferred income tax liabilities:
Property, plant and equipment	(355.3)	-	(217.5)	-	(572.8)
Other liabilities	(11.8)	-	6.2	-	(5.6)
	$(22.6)	$-	$21.2	$0.7	$(0.7)

The 2022 movement for net deferred income tax liabilities is summarized as follows:

		Discontinued	Statements		December 31,
	December 31,		of earnings	OCI
	2021	Operations	(loss)		2022
Deferred income tax assets:
Exploration and evaluation assets	$-	$-	$307.7	$-	$307.7
Non-capital losses	210.4	(37.8)	(172.6)	-	-
Asset retirement obligations	1.7	-	0.8	-	2.5
Other assets	37.2	-	(0.7)	0.9	37.4
Deferred income tax liabilities:
Property, plant and equipment	(281.0)	66.1	(140.4)	-	(355.3)
Royalty interests	(0.4)	-	0.1	-	(0.3)
Marketable securities	-	-	0.1	(0.1)	-
Inventories and reserves	(7.4)	10.0	(5.7)	-	(3.1)
Other liabilities	(21.7)	-	10.2	-	(11.5)
	$(61.2)	$38.3	$(0.5)	$0.8	$(22.6)

Global minimum top-up tax

The Company operates in France which has enacted legislation to implement the global minimum top-up tax with effect as of January 1, 2024. Canada has also proposed implementation of the global minimum top-up tax with effect as of January 1, 2024, however to-date Canada has only released draft legislation in that regard.

The Company also operates in Barbados for which draft legislation has been released to apply an effective tax rate of 15% through the imposition of a top-up tax, with effect January 1, 2024.

The Company does not expect to be subject to any material amounts of top-up tax for any of its entities for the foreseeable future.

The Company has applied a temporary mandatory relief from deferred tax accounting for any impacts of a top-up tax and will account for any such top-up tax as a current tax when incurred.

None of the Company's operations would have been subject to a top-up tax if it had applied in 2023.

Excessive interest and financing expenses

With effect in 2024, Canada proposes to restrict the deductibility for income tax purposes of excessive interest and financing expenses ("EIFEL"). In light of (a) the significant tax pool balances available to the Company and (b) the carryforward deductibility of any such limitations in a given year, the EIFEL proposals are not expected to represent a tax cash exposure for the foreseeable future.

IAMGOLD CORPORATION	80
2023 Consolidated Financial Statements – December 31, 2023

18. Other Liabilities

	Notes	December 31,	December 31,
		2023	2022
Hedge derivatives	21(c)(i)	$9.2	$4.8
Non-hedge derivatives		1.9	13.9
Yatela liability	(a)	18.5	18.5
Other liabilities		-	1.0
		$29.6	$38.2
Current portion of other liabilities		$29.6	$18.6
Non-current portion of other liabilities		-	19.6
		$29.6	$38.2

(a) Yatela liability

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one- time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment. The Company continues to fund its proportionate share of expenditures for Yatela.

19. Long-term Debt and Credit Facility

	Notes	December 31,	December 31,
		2023	2022
Credit facility	(a)	$-	$455.0
5.75% senior notes	(b)	448.0	447.6
Second lien term loan	(c)	375.6	-
Equipment loans	(d)	7.2	16.1
		$830.8	$918.7
Current portion of long-term debt		$5.0	$8.7
Non-current portion of long-term debt		825.8	910.0
		$830.8	$918.7

The following are the contractual maturities related to the long-term debts, including interest payments:

				Payments due by period
December 31, 2023	Notes	Carrying	Contractual	1 yr	2-3 yrs	4-5 yrs	>5 yrs
		amount	cash flows
Notes[1]	(b)	$450.0	$579.5	$25.9	$51.8	$501.8	$-
Term Loan[2]	(c)	$400.0	$604.2	$50.1	$91.3	$462.8	$-
Equipment loans[3]	(d)	$7.3	$7.6	$5.1	$2.5	$-	$-

1. The carrying amount excludes unamortized deferred transaction costs of $4.5 million as at December 31, 2023 and the embedded derivative.

2. The carrying amount excludes unamortized deferred transaction costs of $8.2 million as at December 31, 2023, the 3% original discount and the embedded derivative.

3. The carrying amount excludes unamortized deferred transaction costs of $0.1 million as at December 31, 2023.

				Payments due by period
December 31, 2022	Notes	Carrying	Contractual	1 yr	2-3 yrs	4-5 yrs	>5 yrs
		amount	cash flows
Notes[1]	(b)	$450.0	$605.3	$25.9	$51.8	$51.8	$475.8
Equipment loans[2]	(d)	$16.2	$17.3	$9.1	$6.8	$1.4	$-

1. The carrying amount excludes unamortized deferred transaction costs of $5.5 million and the embedded derivative.

2. The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

IAMGOLD CORPORATION	81
2023 Consolidated Financial Statements – December 31, 2023

(a) Credit facility

The Company has a $425 million secured revolving credit facility ("Credit Facility"), which was entered into in December 2017 and was amended subsequently for various items including to obtain consent for the sale of Rosebel (note 5), the sale of the Bambouk assets (note 6), for entering into the SMM funding arrangement (note 7) and for entering into the second lien term loan (note 19(c)). On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced from $490 million to $425 million based on the Company's requirements for a senior revolving facility for its overall business. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.

During the year ended December 31, 2023, the Company repaid $455.0 million (December 31, 2022 - $nil) and drew down $nil (December 31, 2022 - $455.0 million) on the Credit Facility. As of December 31, 2023, the Company had letters of credit of CAD$50.1 million ($38.0 million; December 31, 2022 - CAD$24.8 million; $18.4 million) drawn against the Credit Facility. The available amount under the Credit Facility was $387.0 million as at December 31, 2023.

The Credit Facility provides for an interest rate margin above Secured Overnight Financing Rate ("SOFR") prime rate, base rate advances and CORRA advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility and the second lien term loan are secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its credit facility covenants as at December 31, 2023.

(b) 5.75% senior notes ("Notes")

On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to October 15, 2023, the Company had the right to redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest, if any, up to the redemption date.

After October 15, 2023, the Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 - 104.313%; 2024 - 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at December 31, 2023 was $nil (December 31, 2022 - $nil) (note 22(a)).

(c) Second lien term loan ("Term Loan")

On May 16, 2023, the Company entered into a five year secured Term Loan of $400 million from three institutional lenders. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The loan is denominated in U.S. dollars, and interest is payable upon each SOFR maturity date.

The Company incurred transaction costs of $11.0 million, in addition to a 3% original discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

The obligations under the Term Loan are secured by certain of the Company's tangible assets, guarantees by certain of the Company's subsidiaries, and pledges of shares of certain of the Company's subsidiaries. The liens securing the Term Loan rank behind the liens securing the Credit Facility and are subject to an intercreditor agreement.

The Term Loan can be repaid at any time and has a make-whole premium, that is comprised of the discounted value of lost interest and a 104% premium on the principal if repaid in the first two years, a 104% premium if repaid after year two, and a 101% premium if repaid after year three and 100% thereafter. The prepayment terms constitute an embedded derivative which was separately recognized at its fair value of $1.0 million on initial recognition of the Term Loan and presented as an offset to the Term Loan on the consolidated balance sheets. The embedded derivative is classified as FVTPL. The fair value of the embedded derivative as at December 31, 2023 was an asset of $5.1 million (note 22(a)).

IAMGOLD CORPORATION	82
2023 Consolidated Financial Statements – December 31, 2023

The Term Loan has a minimum liquidity and interest coverage ratio covenant. The Company was in compliance with its Term Loan covenants as at December 31, 2023.

(d) Equipment loans

The Company has equipment loans with a carrying value of $7.2 million as at December 31, 2023 (December 31, 2022 - $16.1 million), secured by certain mobile equipment, with interest rates between 5.23% and 5.95% and which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

(e) Surety bonds

As at December 31, 2023, the Company had CAD$201.4 million (December 31, 2023 - $152.5 million; December 31, 2022 - CAD$215.8 million, $159.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to the Doyon division and for the Côté Gold project. The Company posted letters of credit in the amount of CAD$29.8 million ($22.6 million, December 31, 2022 - CAD$24.9 million, $18.4 million) under the Credit Facility and $11.0 million (December 31, 2022 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $118.9 million remains uncollateralized.

(f) Performance bonds

As at December 31, 2023, performance bonds of CAD$37.3 million (December 31, 2023 - $28.2 million; December 31, 2022 - CAD$37.3 million, $27.6 million) were outstanding in support of certain obligations related to the construction of the Côté Gold project.

20. Deferred Revenue

During 2019, the Company entered into a gold sale prepayment arrangement (the "2019 Prepay Arrangement") with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in exchange for physically delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces. The cost of the 2019 Prepay Arrangement was 5.38% per annum. 150,000 ounces were physically delivered during the year ended December 31, 2022 in relation to the 2019 Prepay Arrangement and the Company received $30.0 million in cash in relation to the collar. All deliveries on the 2019 Prepay Arrangement were fulfilled as at December 31, 2022.

During 2021, the Company entered into further gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangement and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024.

During 2023, the Company deferred the delivery of 6,250 ounces under the 2022 Prepay Arrangements from Q1 2024 to Q1 2025. The ounces that are deferred were previously funded at a price of $1,753 per ounce. The Company also entered into a further gold sale prepayment arrangement (the "2024 Prepay Arrangement") at a weighted average cost of 11.3% per annum in respect of 31,250 gold ounces. This arrangement has an average forward contract price of $1,916 per ounce. The Company will receive $59.9 million over the course of the first quarter 2024 under the 2024 Prepay Arrangement and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparty over the course of the first quarter of 2025. The deferral and 2024 Prepay Arrangement have effectively deferred the delivery of 37,500 ounces under the 2022 Prepay Arrangements from Q1 2024 to Q1 2025.

These arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made.

An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.

IAMGOLD CORPORATION	83
2023 Consolidated Financial Statements – December 31, 2023

 The following table summarizes the change in deferred revenue:

	Notes	2019 Prepay	2022 Prepay	Total
		Arrangement	Arrangements
Balance, January 1, 2022		$189.7	$-	$189.7
Proceeds from gold prepayment		-	236.0	236.0
Revenue recognized		(195.0)	-	(195.0)
Finance costs	31	5.3	4.8	10.1
Balance, December 31, 2022		$-	$240.8	$240.8
Finance costs	31	-	10.8	10.8
Balance, December 31, 2023		$-	$251.6	$251.6
Current portion of deferred revenue		$-	$240.7	$240.7
Non-current deferred revenue		-	10.9	10.9
		$-	$251.6	$251.6

21. Financial Instruments

(a) Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents. The Company ensures that it has sufficient cash and cash equivalents and loan facilities available to meet its short term obligations.

The following table summarizes the maturity date and principal amount of the Company's obligations as at December 31, 2023:

	Notes	2024	2025	2026	2027	Total
					onwards
Accounts payable and accrued liabilities		$317.6	$-	$-	$-	$317.6
Gold sale prepayment arrangement[1]	20	240.7	10.9	-	-	251.6
Lease liabilities	16	27.6	29.9	26.2	37.6	121.3
Equipment loans	19(d)	4.9	1.6	0.8	-	7.3
Credit Facility	19(a)	-	-	-	-	-
Notes	19(b)	-	-	-	450.0	450.0
Term Loan	19(c)	-	-	-	400.0	400.0
		$590.8	$42.4	$27.0	$887.6	$1,547.8

1. The Company is required to physically deliver 143,750 gold ounces over the course of 2024 and 6,250 gold ounces in Q1 2025 as part of the revised 2022 Prepay Arrangements. The value in the table represents the carrying value of the deferred revenue (note 20).

Included in the cash and cash equivalents balance of $367.1 million as at December 31, 2023 is $81.7 million held by the Côté UJV and $70.9 million held by Essakane. The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the liquidity position of the Company.

The Company has a treasury policy designed to support management of liquidity risk as follows:

• Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

• Monitor cash balances within each operating entity;

• Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

• Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

IAMGOLD CORPORATION	84
2023 Consolidated Financial Statements – December 31, 2023

Under the terms of the Company's derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company's investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within two days of completing the sale.

Credit risk is also related to receivables from governments and the deferred consideration receivable from the sale of Sadiola. The receivables from governments primarily relate to value added and sales taxes. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts, however the timing of receiving the amounts could be prolonged.

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company's financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

Currency exchange rate risk

Movements in the Canadian dollar (CAD) against the U.S. dollar (USD) have a direct impact on the Company's consolidated financial statements.

The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company's objective is to hedge its exposure to the Canadian dollar resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging (note 21(c)).

As at December 31, 2023, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss) and property, plant and equipment balance on the consolidated balance sheets are as follows:

2024
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (CADM)	75
Rate range (USDCAD)[1]	1.36 - 1.41

1. The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

The table below sets out the fair value of the Company's outstanding derivative contracts which qualified for hedge accounting as at December 31, 2023, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31,	Increase of	Decrease of
	2023	10%	10%
Canadian dollar (CAD$)	$1.6	$(1.7)	$7.6

IAMGOLD CORPORATION	85
2023 Consolidated Financial Statements – December 31, 2023

Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impact diesel and fuel oil costs. The Company established a hedging strategy to economically hedge future consumption of diesel and fuel oil at the Essakane mine for operating purposes and at the Côté Gold project for construction and production ramp up purposes. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2023, the Company's outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact on the consolidated statements of earnings (loss) are as follows:

2024
Brent crude oil option contracts (barrels)[1]	270
Option contracts with strike prices at ($/barrel)[2]	41 - 55

1. Quantities of barrels are in thousands.

2. The Company executed Brent collar options, which consist of put and call options with strike prices within the given range in 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

The table below sets out the fair value of the Company's outstanding crude oil derivative contracts which qualified for hedge accounting as at December 31, 2023, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31,	Increase of	Decrease of
	2023	10%	10%
Brent crude oil option contracts	$5.7	$7.8	$3.9

Gold bullion market price risk

Movements in the spot price of gold have a direct impact on the Company's consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold project construction and ramp up period.

The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized. During 2021, the Company entered into a gold prepayment arrangement (note 20) which included a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $1,700 per ounce and a cap price of $2,100 per ounce allowing the Company to participate in price increases to $2,100 per ounce. The Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.

As at December 31, 2023, the Company's outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss), are as follows:

2024
Gold bullion option contracts (ounces)[1]	160
Price range ($/ounce)[2]	1,700 - 2,192

1. Quantities of gold bullion are in thousands of ounces.

2. The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2024. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

The table below sets out the fair value of the Company's outstanding gold bullion derivative contracts which qualified for hedge accounting as at December 31, 2023, and what the fair value would have been based on an increase or decrease of 10% in the price of gold. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31,	Increase of	Decrease of
	2023	10%	10%
Gold bullion option contracts	$(9.2)	$(34.3)	$3.5

IAMGOLD CORPORATION	86
2023 Consolidated Financial Statements – December 31, 2023

(b) Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company's portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company's performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at FVTOCI. The Company's portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2023	2022
Proceeds from sale of marketable securities	$0.4	$27.6
Acquisition date fair value of marketable securities sold	(0.2)	(27.9)
Gain (loss) on sale of marketable securities recorded in OCI	0.2	(0.3)
Impairment loss on OCI realized on marketable securities sold	(1.5)	(2.6)
Net realized change in fair value of marketable securities	$(1.3)	$(2.9)

At December 31, 2023, the impact of an increase of 10% in the fair value of marketable securities would have resulted in an increase in unrealized gains, net of tax of $1.3 million that would have been included in OCI with no impact on net earnings (loss). The impact of a decrease of 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $1.3 million that would have been included in OCI with no impact on net earnings (loss).

(c) Cash flow hedge fair value reserve

(i) Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar	Oil contracts	Gold price	Total
	contracts		contracts
Balance, January 1, 2022	$24.5	$38.5	$1.0	$64.0
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	41.4	1.4	29.7
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(7.2)	(37.5)	(0.8)	(45.5)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	-	(17.3)	-	(17.3)
Time value excluded from hedge relationship	(1.0)	(4.7)	(1.7)	(7.4)
Balance, December 31, 2022	$3.2	$20.4	$(0.1)	$23.5
Unrealized gain (loss) recognized in cash flow hedge reserve	2.9	(1.4)	(2.9)	(1.4)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(4.4)	(12.2)	0.2	(16.4)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	-	(0.2)	-	(0.2)
Time value excluded from hedge relationship	(0.1)	(0.9)	(6.4)	(7.4)
Balance, December 31, 2023	$1.6	$5.7	$(9.2)	$(1.9)

Consisting of:
Current portion of hedge asset	$1.6	$5.7	$-	$7.3
Non-current portion of hedge asset	-	-	-	-
Current portion of hedge liability	$-	$-	$(9.2)	$(9.2)
Non-current portion of hedge liability	-	-	-	-
	$1.6	$5.7	$(9.2)	$(1.9)

IAMGOLD CORPORATION	87
2023 Consolidated Financial Statements – December 31, 2023

(ii) Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Years ended December 31,
	2023	2022
Consolidated balance sheets
Property, plant and equipment	$(4.3)	$(9.8)
Consolidated statements of earnings (loss)
Revenues	1.1	0.8
Cost of sales	(11.4)	(19.0)
General and administrative expenses	(0.2)	(0.6)
	(10.5)	(18.8)
Discontinued operations	(0.6)	(15.2)
	$(15.4)	$(43.8)

Revenues for the year ended December 31, 2023 include $1.1 million (December 31, 2022 - $1.1 million) of losses related to premiums previously paid and realized during the year. Crude oil derivative contracts exceeded highly probable future oil consumption and resulted in the de-designation of these contracts (note 21(d)).

(d) Gain (loss) on non-hedge derivatives

Gains and losses on non-hedge derivatives, including embedded derivatives, are included in interest income, derivatives and other investment gains (losses) (note 32) in the consolidated statements of earnings (loss).

These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 19(b)), the TARF, the extendible forward currency arrangements ("Extendible Forwards").

		Years ended December 31,
	Notes	2023	2022
Embedded derivatives - Notes		$-	$(1.5)
Embedded derivatives - Term Loan		4.1	-
TARF[1]		4.3	(9.2)
Extendible Forwards[2]		2.6	(3.0)
Crude oil derivative contracts[3]		1.6	16.9
Other		-	(0.1)
	32	$12.6	$3.1

1. TARF includes $5.5 million of realized losses on forward settlements for the year ended December 31, 2023 (December 31, 2022 - $1.0 million).

2. Extendible Forwards include $nil of realized gains on forward settlements for the year ended December 31, 2023 (December 31, 2022 - $1.6 million).

3. Crude oil derivative contracts includes $7.8 million of unrealized loss on partial discontinuation of hedging relationship previously related to Rosebel, $nil of unrealized losses and $9.4 million of realized gains (December 31, 2022 - $17.3 million unrealized gains on partial discontinuation of hedging relationship previously related to Rosebel, $1.5 million of unrealized losses and $1.1 million of realized gains).

22. Fair Value Measurements

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2022.

IAMGOLD CORPORATION	88
2023 Consolidated Financial Statements – December 31, 2023

(a) The Company's fair values of financial assets and liabilities

		December 31, 2023
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$367.1	$367.1	$-	$-	$367.1
Restricted cash	90.5	90.5	-	-	90.5
Marketable securities	14.2	14.2	-	-	14.2
Bond fund investments	2.0	2.0	-	-	2.0
Deferred consideration from the sale of Sadiola	15.2	-	-	15.2	15.2
Derivatives
Currency contracts	1.6	-	1.6	-	1.6
Crude oil contracts[1]	5.7	-	5.7	-	5.7
Embedded derivative - prepayment options on
Term Loan	5.1	-	5.1	-	5.1
	$501.4	$473.8	$12.4	$15.2	$501.4
Liabilities
Derivatives
Gold bullion contracts	$(9.2)	$-	$(9.2)	$-	$(9.2)
TARF	(1.4)	-	(1.4)	-	(1.4)
Extendible Forwards[2]	(0.5)	-	(0.5)	-	(0.5)
Long-term debt - Notes[3]	(452.5)	(388.3)	-	-	(388.3)
Long-term debt - Term Loan[4]	(400.9)	-	(411.0)	-	(411.0)
Long-term debt - equipment loans[5]	(7.3)	-	(7.3)	-	(7.3)
	$(871.8)	$(388.3)	$(429.4)	$-	$(817.7)

1. Includes hedge and non-hedge derivatives.

2. The carrying amount excludes unamortized deferred gains of $nil.

3. The carrying amount excludes unamortized deferred transaction costs of $4.5 million and the embedded derivative.

4. The carrying amount excludes unamortized deferred transaction costs of $8.2 million, the 3% original discount and the embedded derivative.

5. The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

	December 31, 2022
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$407.8	$407.8	$-	$-	$407.8
Restricted cash	56.3	56.3	-	-	56.3
Marketable securities and warrants	6.1	5.7	-	0.4	6.1
Bond fund investments	2.0	2.0	-	-	2.0
Deferred consideration from the sale of Sadiola	19.6	-	-	19.6	19.6
Derivatives
Currency contracts	3.3	-	3.3	-	3.3
Crude oil contracts[1]	36.2	-	36.2	-	36.2
Gold bullion contracts	4.6	-	4.6	-	4.6
	$535.9	$471.8	$44.1	$20.0	$535.9
Liabilities
Derivatives
Currency contracts	$(0.1)	$-	$(0.1)	$-	$(0.1)
Gold bullion contracts	(4.7)	-	(4.7)	-	(4.7)
TARF	(11.2)	-	(11.2)	-	(11.2)
Extendible Forwards[2]	(1.8)	-	(1.8)	-	(1.8)
Long-term debt - Credit Facility	(455.0)	-	(455.0)	-	(455.0)
Long-term debt - Notes[3]	(453.1)	(352.5)	-	-	(352.5)
Long-term debt - equipment loan[4]	(16.2)	-	(15.8)	-	(15.8)
	$(942.1)	$(352.5)	$(488.6)	$-	$(841.1)

1. Includes hedge and non-hedge derivatives.

2. The carrying amount excludes unamortized deferred gains of $0.9 million.

3. The carrying amount excludes unamortized deferred transaction costs of $5.5 million and the embedded derivative.

4. The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

IAMGOLD CORPORATION	89
2023 Consolidated Financial Statements – December 31, 2023

(b) Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2022	$0.4
Reclassification to Level 1	(0.4)
Balance, December 31, 2023	$-

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Deferred consideration from the sale of Sadiola

The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.

Derivatives - options and forwards

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty's or the Company's own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Derivative - TARF

The fair value of the TARF as at December 31, 2023 was $1.4 million (December 31, 2022 - $11.2 million) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.

Derivative - Extendible forward arrangement

The fair value of the extendible forward arrangement as at December 31, 2023 was $0.5 million (December 31, 2022 - $1.8 million) and is accounted for at FVTPL. For both forward contracts and the extension option within this arrangement, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivatives - Prepayment options on the Notes and Term Loan

The fair value of the embedded derivatives as at December 31, 2023 was $5.1 million (December 31, 2022 - $nil) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Unsecured High Yield Notes

The fair value of the Notes as at December 31, 2023 was $388.3 million (December 31, 2022 - $352.5 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

IAMGOLD CORPORATION	90
2023 Consolidated Financial Statements – December 31, 2023

Credit Facility

The fair value of the Credit Facility as at December 31, 2023 was $nil (December 31, 2022 - $455.0 million) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.

Term Loan

The fair value of the Term Loan as at December 31, 2023 was $411.0 million (December 31, 2022 - $nil). Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the Term Loan is therefore classified within Level 2 of the fair value hierarchy.

Equipment loans

The fair value of the equipment loans as at December 31, 2023 was $7.3 million (December 31, 2022 - $15.8 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company's credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.

Other financial assets and liabilities

The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

23. Capital Management

IAMGOLD's objectives when managing capital are to:

• Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, construction projects, and long-term growth strategy;

• Ensure the Company complies with its long-term debt covenants; and

• Protect the Company's value with respect to market and risk fluctuations.

	Notes	December 31,	December 31,
		2023	2022
Cash and cash equivalents		$367.1	$407.8
Capital items:
Long-term debt - Notes[1]	19(b)	$450.0	$450.0
Long-term debt - Term Loan[2]	19(c)	400.0	-
Long-term debt - equipment loans[3]	19(d)	7.3	16.2
Credit facility available for use	19(a)	387.0	26.6
Common shares		2,732.1	2,726.3
		$3,976.4	$3,219.1

1. The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $4.5 million as at December 31, 2023 (December 31, 2022 - $5.5 million) and the embedded derivative.

2. The carrying amount excludes unamortized deferred transaction costs of $8.2 million, the 3% original discount and the embedded derivative as at December 31, 2023.

3. The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.1 million as at December 31, 2023 (December 31, 2022 - $0.1 million).

The Company operates in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company's control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, the forward gold price, the mining industry, the capital requirements of the Company's operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, sell all or a portion of one or more of its assets, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets.

The credit facility agreement contains certain restrictions on the assumption of certain additional debt and the sale of certain assets.

IAMGOLD CORPORATION	91
2023 Consolidated Financial Statements – December 31, 2023

24. Share Capital

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Years ended December 31,
Number of common shares (in millions)	Notes	2023	2022
Outstanding, beginning of the year		479.0	477.0
Issuance of shares for share-based compensation	26	2.3	2.0
Outstanding, end of the year		481.3	479.0

25. Non-Controlling Interests

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2023			December 31, 2022
	Essakane	Rosebel[1,2]	Boto[3]	Essakane	Rosebel[1,2]	Boto[3]
Percentage of voting rights held by non- controlling interests	10%	5%	10%	10%	5%	10%
Accumulated non-controlling interest	$54.2	$-	$-	$60.0	$12.6	$0.6
Net earnings (loss) attributable to non- controlling interests	$6.2	$0.7	$(0.2)	$17.6	$(1.8)	$0.3
Dividends paid to non-controlling interests[4]	$12.0	$-	$-	$16.8	$-	$-

1. The 5% non-controlling interest for Rosebel is based on the consolidated results of Rosebel which includes 70% of Saramacca.

2. Amounts disclosed for 2023 are for the period until January 31, 2023. The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 5). The Rosebel mine met the criteria to be reclassified as held for sale and discontinued operations as at December 31, 2022.

3. Amounts disclosed for 2023 are for the period until April 25, 2023. The sale of the Boto Gold project was completed on April 25, 2023 (note 6). The Boto Gold project met the criteria to be classified as held for sale as at December 31, 2022.

4. For the year ended December 31, 2023, dividends paid to other non-controlling interests amounted to $1.7 million (December 31, 2022 - $1.6 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2023			December 31, 2022
	Essakane	Rosebel[1]	Boto[2]	Essakane	Rosebel[1]	Boto[2]
Current assets	$330.3	$-	$-	$376.6	$158.8	$1.2
Non-current assets	764.3	-	-	791.1	510.8	74.7
Current liabilities	(157.5)	-	-	(155.7)	(105.7)	(3.6)
Non-current liabilities	(237.4)	-	-	(251.3)	(259.7)	(66.6)
Net assets	$699.7	$-	$-	$760.7	$304.2	$5.7
	Year ended			Year ended
	December 31, 2023			December 31, 2022
Revenues	$810.6	$47.2	$-	$883.9	$405.4	$-
Net earnings (loss) and OCI	$61.9	$14.4	$(1.9)	$175.4	$(35.7)	$2.8
Net cash from (used in) operating activities	$223.8	$15.4	$(3.5)	$381.6	$151.1	$2.3
Net cash used in investing activities	(137.0)	(8.2)	(3.2)	(174.7)	(130.7)	(13.9)
Net cash from (used in) financing activities	(145.8)	(2.0)	5.2	(172.4)	(16.9)	9.8
Net increase (decrease) in cash and cash equivalents	$(59.0)	$5.2	$(1.5)	$34.5	$3.5	$(1.8)

1. Amounts disclosed for 2023 are for the period until January 31, 2023. The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 5). The Rosebel mine met the criteria to be reclassified as held for sale and discontinued operations as at December 31, 2022.

2. Amounts disclosed for 2023 are for the period until April 25, 2023. The sale of the Boto Gold project was completed on April 25, 2023 (note 6). The Boto Gold project met the criteria to be classified as held for sale as at December 31, 2022.

The Company's ability to access or use the assets of Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Essakane must be approved by the Supervisory Boards, which includes representation from the non-controlling interest.

IAMGOLD CORPORATION	92
2023 Consolidated Financial Statements – December 31, 2023

26. Share-Based Compensation

	Years ended December 31,
	2023	2022
Options	$0.9	$0.7
Share units	5.6	5.0
	$6.5	$5.7

(a) Options

(i) Share option plan

The Company has a comprehensive share option plan for its full-time employees and directors. The options vest over five years and expire no later than seven years from the grant date.

A maximum of 23,905,624 common shares have been reserved for issuance pursuant to the share option plan of which, as of December 31, 2023, 16,658,096 have been issued and 7,247,528 remain issuable. As of December 31, 2023, options to purchase 5,199,575 common shares were outstanding and options to purchase 2,047,953 common shares remained available for further grants under the plan.

	Year ended		Year ended
	December 31, 2023		December 31, 2022
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
	(in millions)	(CAD/share)[1]	(in millions)	(CAD/share)
Outstanding, beginning of the year	4.7	$4.86	5.1	$4.82
Granted	1.0	3.70	0.8	4.02
Exercised[2]	(0.2)	3.26	(0.4)	3.12
Forfeited	(0.1)	3.94	(0.8)	4.74
Expired	(0.2)	3.26	-	-
Outstanding, end of the year	5.2	$4.77	4.7	$4.86
Exercisable, end of the year	3.0	$5.38	2.8	$5.18

1. Exercise prices are denominated in Canadian dollars. The USDCAD exchange rate at December 31, 2023 was $1.3205/CAD.

2. The weighted average share price on date of options exercised was CAD$3.94.

The following table summarizes information related to options outstanding at December 31, 2023:

	Number	Weighted Average	Weighted Average
Range of Prices		Remaining
	Outstanding	Contractual Life	Exercise Price
CAD$/share	(millions)	(years)	(CAD$/share)
1.01 - 5.00	3.4	4.4	$4.14
5.01 - 10.00	1.8	0.6	$5.96
	5.2	3.1	$4.77

(ii) Fair value of options granted

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the year. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2023	2022
Weighted average risk-free interest rate	3.5%	1.8%
Weighted average expected volatility[1]	57.7%	53.2%
Weighted average dividend yield	- %	- %
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (CAD per share)	$1.88	$1.89
Weighted average share price at grant date (CAD per share)	$3.63	$4.03
Weighted average exercise price (CAD per share)	$3.70	$4.02

1. Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.

IAMGOLD CORPORATION	93
2023 Consolidated Financial Statements – December 31, 2023

(b) Other share-based compensation

(i) Share incentive plan

A maximum of 21,756,762 common shares have been reserved for issuance under the share purchase plan, the share bonus plan and the share unit plan of which, as of December 31, 2023, 10,999,868 have been issued and 10,756,894 remain issuable. As of December 31, 2023, 6,157,395 common shares were subject to outstanding restricted share units, performance share units and deferred share units grants and 4,599,499 common shares remained available for further grants under these plans.

A summary of the status of the Company's outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2023	2022
Outstanding, beginning of the year	6.3	6.9
Granted	3.4	2.5
Issued	(2.1)	(1.6)
Forfeited and withheld for tax	(1.5)	(1.5)
Outstanding, end of the year	6.1	6.3

(ii) Summary of share units granted

Deferred share units

Directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Upon a director leaving the Board, the Company will issue that number of common shares equivalent to that number of deferred share units granted. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2023	2022
Granted during the year (in millions)	0.5	0.3
Grant-date fair value (CAD per share)[1]	$3.55	$3.57

1. The grant-date fair value is equal to the share price on grant date.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of restricted share units granted is determined as part of the employees' overall compensation.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2023	2022
Granted during the year (in millions)	2.1	1.8
Grant-date fair value (CAD per share)[1]	$3.69	$4.03

1. The grant-date fair value is equal to the share price on grant date.

Performance share units

Executive officers and certain employees are granted performance share units on an annual basis.

The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.

Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of performance share units granted is determined as part of the employees' overall compensation.

IAMGOLD CORPORATION	94
2023 Consolidated Financial Statements – December 31, 2023

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2023	2022
Granted during the year (in millions)	0.8	0.4
Grant-date fair value (CAD per share)[1]	$3.65	$4.15

1. The grant-date fair value was determined using a Monte Carlo model.

(c) Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee's salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company's contribution is expensed and is considered vested on December 31 of each calendar year.

27. Cost of Sales

		Years ended December 31,
	Notes	2023	2022
Operating costs[1]		$602.2	$526.6
Royalties	37(b)	44.8	43.8
Depreciation expense[2]		216.0	240.5
		$863.0	$810.9

1. Operating costs include mine production, transport and smelter costs, and site administrative expenses.

2. Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

For the year ended December 31, 2023, the Company recognized $14.5 million in cost of sales related to operating below normal capacity at Essakane (December 31, 2022 - $nil).

28. General and Administrative Expenses

		Years ended December 31,
	Notes	2023	2022
Salaries		$26.9	$33.5
Directors' fees and expenses		1.4	1.4
Professional and consulting fees		8.8	10.4
Other administration costs		4.7	1.1
Share-based compensation		5.6	4.7
(Gain) loss on cash flow hedges	21(c)(ii)	(0.2)	(0.6)
Depreciation expense		1.4	1.5
		$48.6	$52.0

IAMGOLD CORPORATION	95
2023 Consolidated Financial Statements – December 31, 2023

29. Impairment (Charge) Reversal

The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified.

During the second quarter 2022, the updated costs to complete, project economics and life-of-mine plan to be included in a new technical report were considered by the Company to be indicators of impairment for the Côté Gold CGU. An impairment test was performed and it was determined that the estimated recoverable amount of the CGU was more than the carrying amount and no impairment was required.

During the second quarter 2022, an increase in the estimated long-term price of gold was considered by the Company to be an indicator of impairment reversal for the Doyon and Rosebel CGUs. An impairment test was performed for the Doyon CGU and an impairment charge of $38.4 million was recognized. The impairment charge was booked against the change in asset retirement obligations at closed sites in the consolidated statements of earnings (loss), as the carrying amount of the CGU increased by $38.4 million. The increase in the carrying value of the CGU was due to a reduction in the asset retirement obligation related to the closed site within the Doyon CGU (note 15(a)) and resulted in the carrying amount exceeding the recoverable amount of $96.0 million. An impairment test was performed for the Rosebel CGU and it was determined that the estimated recoverable amount of the CGU was in line with the carrying amount and no impairment or impairment reversal was required.

The recoverable amounts of the CGUs were determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, remaining construction expenditures, future capital and operating expenditures, future gold prices, future foreign exchange rates, discount rate and value of un-modeled mineralization.

The estimate of future cash flows were derived from the most recent life-of-mine plans and technical reports. Management estimated gold prices based on observable market data, including the spot price and industry analysts' forecasted prices.

The Company used an estimated gold price of $1,700 per ounce for 2022 to 2025, and $1,600 per ounce thereafter. The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 5.5% for the Côté Gold CGU and 8.5% for the Rosebel and Doyon CGUs, which reflected specific market risk factors. Un-modeled measured and indicated resources and a portion of un-modeled inferred resources, where applicable, were valued at $50 per ounce, based on a review of comparable market transactions.

Sale of Rosebel

During the fourth quarter 2022, the Company entered into a definitive agreement to sell its interests in the Rosebel mine for cash consideration of $360 million plus working capital adjustments (note 5). An impairment charge of $110.1 million (post tax impairment charge of $70.5 million) was recognized in the consolidated statements of earnings (loss) to align the carrying value of the Rosebel mine with the agreed sales price.

30. Other Expenses

		Years ended December 31,
	Notes	2023	2022
Changes in asset retirement obligations at closed mines	15(a)	$9.7	$1.6
Write-down of assets		1.3	0.6
Forfeiture of carbon fines	15(b)	13.5	-
Settlement of carbon fines	15(b)	15.0	-
Other		10.0	6.9
		$49.5	$9.1

IAMGOLD CORPORATION	96
2023 Consolidated Financial Statements – December 31, 2023

31. Finance Costs

		Years ended December 31,
	Notes	2023	2022
Interest expense		$79.0	$38.9
Accretion expense - gold prepayment	20	10.8	10.1
Repurchase option fee	7	23.7	-
Credit Facility fees		4.1	3.0
Accretion expense - asset retirement obligations	15(a)	5.0	2.1
Other finance costs		11.9	3.5
		$134.5	$57.6
Borrowing costs attributable to qualifying assets	11	$(113.5)	$(49.0)
		$21.0	$8.6

Interest paid[1]		$68.3	$37.8

1. Interest paid relates to interest charges on the Company's 5.75% senior notes, Term Loan, Credit Facility, equipment loans and leases.

32. Interest Income, Derivatives and Other Investment Gains (Losses)

		Years ended December 31,
	Notes	2023	2022
Interest income		$27.8	$8.5
Gain on sale of Pitangui and Acurui Projects		15.5	-
Gains (losses) on non-hedge derivatives and warrants	21(d)	12.6	3.1
Insurance recoveries		0.6	1.2
Fair value of deferred consideration from the sale of Sadiola		(4.3)	0.7
Other gains (losses)		1.0	0.5
		$53.2	$14.0

On August 1, 2023, the Company entered into an agreement to sell its 100% interest in the Pitangui Project, a greenfield exploration property located in Brazil, as well as its interest in the Acurui Project, to Jaguar via a share purchase agreement for proceeds of 6.3 million common shares from Jaguar as well as a net smelter royalty on both projects. The transaction closed on September 13, 2023 and the shares were recorded at their aggregate fair value of $9.0 million and are subsequently accounted for as FVTOCI. The net smelter royalty is measured at a fair value of $7.0 million and will subsequently be amortized on a units of production basis. The fair value of the net smelter royalty was estimated using a discounted cash flow analysis with inputs including production, gold prices and discount rate estimates.

33. Expenses by Nature

The following employee benefits expenses are included in cost of sales, general and administrative expenses, exploration expenses and other expenses.

	Years ended December 31,
	2023	2022
Salaries, short-term incentives, and other benefits	$177.8	$177.2
Share-based compensation	4.8	4.8
Other	4.1	6.9
	$186.7	$188.9

IAMGOLD CORPORATION	97
2023 Consolidated Financial Statements – December 31, 2023

34. Earnings Per Share

(a) Basic earnings (loss) per share computation

	Years ended December 31,
	2023	2022
Numerator
Net earnings (loss) from continuing operations attributable to equity holders	$88.7	$(55.5)
Net earnings (loss) from discontinued operations attributable to equity holders	$5.6	$(14.6)
Net earnings (loss) attributable to equity holders	$94.3	$(70.1)
Denominator (in millions)
Weighted average number of common shares (basic)	480.6	478.6
Basic earnings (loss) from continuing operations per share attributable to equity holders	$0.18	$(0.12)
Basic earnings (loss) from discontinued operations per share attributable to equity holders	$0.01	$(0.03)
Basic earnings (loss) per share attributable to equity holders	$0.19	$(0.15)

(b) Diluted earnings (loss) per share computation

	Years ended December 31,
	2023	2022
Denominator (in millions)
Weighted average number of common shares (basic)	480.6	478.6
Dilutive effect of share units	4.0	-
Weighted average number of common shares (diluted)	484.6	478.6
Diluted earnings (loss) from continuing operations per share attributable to equity holders	$0.18	$(0.12)
Diluted earnings (loss) from discontinued operations per share attributable to equity holders	$0.01	$(0.03)
Diluted earnings (loss) per share attributable to equity holders	$0.19	$(0.15)

Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

		Years ended December 31,
(in millions)	Notes	2023	2022
Options	26(a)	5.2	4.7
Share units		-	6.3
		5.2	11.0

IAMGOLD CORPORATION	98
2023 Consolidated Financial Statements – December 31, 2023

35. Cash Flow Items

(a) Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2023	2022
Share-based compensation		$6.2	$5.1
Write-down of assets		2.7	2.0
Changes in estimates of asset retirement obligations at closed sites	30	9.7	1.6
Interest income	32	(27.8)	(8.5)
Fair value of deferred consideration from the sale of Sadiola	32	4.3	(0.7)
Effects of exchange rate fluctuation on cash and cash equivalents		(1.3)	17.1
Effects of exchange rate fluctuation on restricted cash		(2.8)	2.1
Insurance recoveries	32	(0.6)	(1.2)
Employee service provision		-	2.1
Other		(0.4)	(3.8)
		$(10.0)	$15.8

(b) Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2023	2022
Receivables and other current assets	$18.0	$(36.9)
Inventories and non-current ore stockpiles	(76.6)	(32.6)
Accounts payable and accrued liabilities	43.7	28.9
	$(14.9)	$(40.6)

(c) Other investing activities

		Years ended December 31,
	Notes	2023	2022
Interest received		$26.3	$8.4
Disposition of investments		-	10.3
Fayolle royalty payment		(1.1)	-
Increase in restricted cash		(31.0)	(16.0)
Capital expenditures for exploration and evaluation assets	12	-	(1.9)
Acquisition of non-controlling interests		-	(0.7)
Other		0.9	(8.4)
		$(4.9)	$(8.3)

(d) Other financing activities

		Years ended December 31,
	Notes	2023	2022
Net repayment of equipment loans	19(d)	$(9.2)	$(1.4)
Payment of lease obligations	16	(6.0)	(4.4)
Common shares issued for cash on exercise of stock options		0.4	1.0
Other		(18.9)	(10.9)
		$(33.7)	$(15.7)

IAMGOLD CORPORATION	99
2023 Consolidated Financial Statements – December 31, 2023

(e) Reconciliation of long-term debt arising from financing activities

		5.75%
	Equipment	senior	Credit
	loans	notes	facility	Term Loan	Total
Balance, January 1, 2022	$18.7	$445.7	$-	$-	$464.4
Cash changes:
Proceeds	6.0	-	455.0	-	461.0
Repayments	(7.4)	-	-	-	(7.4)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.9	-	-	1.0
Foreign currency translation	(1.3)	-	-	-	(1.3)
Change in fair value of embedded derivative	-	1.5	-	-	1.5
Other	-	(0.5)	-	-	(0.5)
Balance, December 31, 2022	$16.1	$447.6	$455.0	$-	$918.7
Cash changes:
Proceeds	-	-	-	400.0	400.0
Deferred transaction costs	-	-	-	(23.0)	(23.0)
Repayments	(9.2)	-	(455.0)	-	(464.2)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.9	-	2.8	3.8
Foreign currency translation	0.2	-	-	-	0.2
Change in fair value of embedded derivative	-	-	-	(4.1)	(4.1)
Other	-	(0.5)	-	(0.1)	(0.6)
Balance, December 31, 2023	$7.2	$448.0	$-	$375.6	$830.8

36. Segmented Information

The Company's operating gold mines are divided into geographic segments as follows:

• Burkina Faso - Essakane mine; and

• Canada - Doyon division, including Westwood mine.

The Company's non-gold mine segments are divided as follows:

• Côté Gold project1;

• Exploration and evaluation and development; and

• Corporate - includes royalty interests.

	December 31, 2023			December 31, 2022
	Total non-	Total	Total	Total non-	Total	Total
	current			current
	assets	assets	liabilities	assets	assets	liabilities
Operating gold mines
Burkina Faso	$764.4	$1,100.4	$274.2	$798.0	$1,183.0	$287.7
Canada	357.9	389.5	249.7	316.8	348.7	226.4
Total operating gold mines	1,122.3	1,489.9	523.9	1,114.8	1,531.7	514.1
Côté Gold project	2,521.5	2,638.0	243.2	1,696.9	1,821.6	209.5
Exploration and evaluation and development	37.7	47.4	1.3	18.8	22.0	1.8
Corporate	102.7	328.0	1,499.8	73.3	264.2	1,216.6
Assets held for sale[1]	-	34.6	5.6	-	785.6	276.3
Total	$3,784.2	$4,537.9	$2,273.8	$2,903.8	$4,425.1	$2,218.3

1. Includes assets and liabilities held for sale relating to the remaining Bambouk assets (note 6).

______________________________

1. The Côté Gold project segment includes the financial information of the Côté UJV as well as other financial information for the Côté Gold project outside of the Côté UJV.

IAMGOLD CORPORATION	100
2023 Consolidated Financial Statements – December 31, 2023

Year ended December 31, 2023

			Consolidated statements of earnings (loss) information
		Cost of	Depreciation	General					Earnings	Capital
	Revenues			and		Exploration	Impairment	Other	(loss) from
		sales[1]	expense[2]	administrative[3]					operations	expenditures[4]
Operating gold mines
Burkina Faso	$809.6	$502.4	$183.6	$-	$		$-	$31.6	$92.0	$136.6
Canada	176.6	144.6	31.3	-		-	-	10.4	(9.7)	65.6
Total operating gold mines	986.2	647.0	214.9	-		-	-	42.0	82.3	202.2
Côté Gold project	-	-	-	0.4		4.2	-	1.0	(5.6)	731.6
Exploration and evaluation and development	-	-	-	-		22.1	-	0.2	(22.3)	-
Corporate[5]	0.9	-	1.1	48.2		-	-	6.3	(54.7)	0.4
Total continuing operations	$987.1	$647.0	$216.0	$48.6		$26.3	$-	$49.5	$(0.3)	$934.2
Discontinued operations[6]	47.2	23.8	-	-		0.1	-	1.3	22.0	10.8
Total	$1,034.3	$670.8	$216.0	$48.6		$26.4	$-	$50.8	$21.7	$945.0

1. Excludes depreciation expense.

2. Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

3. Includes depreciation expense relating to corporate and exploration and evaluation assets.

4. Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.

5. Includes earnings from royalty interests.

6. Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).

Year ended December 31, 2022

			Consolidated statements of earnings (loss) information
		Cost of	Depreciation	General				Earnings	Capital
	Revenues			and	Exploration	Impairment	Other	(loss) from
		sales[1]	expense[2]	administrative[3]				operations	expenditures[4]
Operating gold mines
Burkina Faso	$883.3	$431.2	$220.2	$-	$0.2	$11.5	$0.7	$219.5	$163.2
Canada	120.6	139.2	19.9	-	-	-	2.9	(41.4)	36.8
Total operating gold mines	1,003.9	570.4	240.1	-	0.2	11.5	3.6	178.1	200.0
Côté Gold project	-	-	-	1.3	3.0	-	-	(4.3)	551.8
Exploration and evaluation and development	-	-	-	0.2	25.2	-	3.3	(28.7)	13.1
Corporate[5]	(45.1)	-	0.4	50.5	-	5.6	2.2	(103.8)	1.1
Total continuing operations	$958.8	$570.4	$240.5	$52.0	$28.4	$17.1	$9.1	$41.3	$766.0
Discontinued operations[6]	405.2	286.8	43.9	3.5	1.2	110.1	2.5	(42.8)	116.7
Total	$1,364.0	$857.2	$284.4	$55.5	$29.6	$127.2	$11.6	$(1.5)	$882.7

1. Excludes depreciation expense.

2. Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

3. Includes depreciation expense relating to corporate and exploration and evaluation assets.

4. Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.

5. Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.

6. Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).

IAMGOLD CORPORATION	101
2023 Consolidated Financial Statements – December 31, 2023

37. Commitments

	December 31,	December 31,
	2023	2022
Purchase obligations	$209.9	$114.6
Capital expenditure obligations	158.8	347.0
Lease obligations	130.4	33.7
	$499.1	$495.3

(a) Commitments - payments due by period

As at December 31, 2023	Total	1 yr1	2-3 yrs[2]	4-5 yrs[3]	>5 yrs[4]
Purchase obligations	$209.9	$196.8	$5.2	$2.4	$5.5
Capital expenditure obligations	158.8	115.3	23.5	20.0	-
Lease obligations	130.4	28.3	57.7	31.6	12.8
	$499.1	$340.4	$86.4	$54.0	$18.3

1. Due over the period from January 1, 2024 to December 31, 2024.

2. Due over the period from January 1, 2025 to December 31, 2026.

3. Due over the period from January 1, 2027 to December 31, 2028.

4. Due from January 1, 2029 and beyond.

(b) Royalties included in Cost of sales

Production from certain mining operations is subject to third party royalties (included in cost of sales) based on various methods of calculation summarized as follows:

	December 31,	December 31,
	2023	2022
Continuing operations
Essakane[1]	$44.6	$43.8
Westwood	0.2	-
Discontinued operations
Rosebel[2]	-	26.8
	$44.8	$70.6

1. Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, 5% if the gold market price is between $1,300 and $1,500 per ounce, 6% if the gold market price is between $1,500 and $1,700 per ounce, 6.5% if the gold market price is between $1,700 and $2,000 per ounce, or 7% if the gold market price is above $2,000 per ounce.

2. 2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

38. Related Party Transactions

(a) Receivables from related parties

The Company had no receivables from related parties during the year ended December 31, 2023.

(b) Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company's directors and executive officers, is as follows:

	Years ended December 31,
	2023	2022
Salaries and other benefits	$7.2	$5.8
Retirement benefits	2.1	2.4
Share-based payments	4.2	2.6
	$13.5	$10.8

IAMGOLD CORPORATION	102
2023 Consolidated Financial Statements – December 31, 2023

39. Subsequent Event

(a) Buy-out offer for Euro Ressources

On November 14, 2023, the Company announced that it had filed, through its wholly-owned subsidiary IAMGOLD France S.A.S. a draft buy-out offer with the Autorité des marchés financiers (the "AMF") in France to acquire all of the outstanding common shares of EURO that IAMGOLD France does not already own for cash consideration of €3.50 per share ("Offer Price") to be followed immediately by a squeeze-out under French law. Subsequent to the year end, the transaction was approved by the AMF on January 23, 2024.

(b) Vanstar Acquisition

On December 5, 2023 the Company announced an agreement to acquire Vanstar Resources Inc. for share consideration whereby Vanstar's shareholders will receive 0.2008 of an IAMGOLD common share for each Vanstar Share. Based on the 5-day volume weighted average price of the IAMGOLD Shares on the Toronto Stock Exchange as of December 1, 2023, the consideration payable by IAMGOLD implies a value of CAD$0.69 for each Vanstar Share.

The previously announced transaction closed on February 13, 2024 and the Company issued approximately 12.0 million common shares to former Vanstar shareholders.

IAMGOLD CORPORATION	103
2023 Consolidated Financial Statements – December 31, 2023

2023 MINERAL RESERVES AND RESOURCES

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserves and Mineral Resources Estimates

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the "SEC"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K . Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Gold Technical Information and Qualified Person/Quality Control Notes

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the Qualified Person ("QP") responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2023. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2023. The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

IAMGOLD CORPORATION	104
Mineral Reserves and Resources – December 31, 2023

 MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS

as at December 31, 20231,2,3

(Measured and Indicated Resources are inclusive of Proven and Probable Reserves)

	Tonnes	Grade	Ounces	Attributable Ounces
OPERATIONS	(000s)	(g/t Au)	(000s)	(000s)
Essakane, Burkina Faso[4]				[90%]
Proven Mineral Reserves	20,047	0.65	417	375
Probable Mineral Reserves	42,123	1.32	1,787	1,608
Subtotal P&P	62,170	1.1	2,204	1,984
Measured Mineral Resources	21,379	0.64	439	395
Indicated Mineral Resources	65,702	1.40	2,951	2,656
Subtotal M&I (incl. of Reserves)	87,081	1.21	3,390	3,051
Inferred Mineral Resources	8,344	1.46	392	353
Westwood, Canada[5]				[100%]
Proven Mineral Reserves	847	5.07	138	138
Probable Mineral Reserves	4,443	7.53	1,076	1,076
Subtotal P&P	5,290	7.14	1,214	1,214
Measured Mineral Resources	1,158	7.85	292	292
Indicated Mineral Resources	7,257	9.14	2,133	2,133
Subtotal M&I (incl. of Reserves)	8,415	8.96	2,425	2,425
Inferred Mineral Resources	1,465	15.78	743	743
Côté Gold, Canada[7]				[60.3%]
Proven Mineral Reserves	132,202	1.09	4,620	2,786
Probable Mineral Reserves	102,442	0.91	2,990	1,803
Subtotal P&P	234,644	1.01	7,610	4,589
Measured Mineral Resources	167,040	0.96	5,160	3,112
Indicated Mineral Resources	277,733	0.77	6,907	4,165
Subtotal M&I (incl. of Reserves)	444,773	0.84	12,067	7,276
Inferred Mineral Resources	60,591	0.61	1,184	714
Gosselin, Canada[8]				[60.3%]
Indicated Mineral Resources	161,300	0.85	4,420	2,665
Inferred Mineral Resources	123,900	0.75	2,980	1,797
Nelligan, Canada[10,12]				[75%]
Indicated Mineral Resources	74,500	0.84	2,006	1,505
Inferred Mineral Resources	142,600	0.85	3,889	2,917
Monster Lake, Canada[9]				[100%]
Inferred Mineral Resources	1,110	12.14	433	433
Gossey, Burkina Faso[6]				[90%]
Indicated Mineral Resources	7,690	0.91	224	202
Inferred Mineral Resources	1,520	1.04	51	46
Diakha-Siribaya, Mali[11]				[90%]
Indicated Mineral Resources	27,937	1.48	1,325	1,193
Inferred Mineral Resources	8,468	1.53	417	376

	Tonnes	Grade	Ounces	Attributable
TOTAL				Ounces

	(000s)	(g/t Au)	(000s)	(000s)
Proven & Probable Mineral Reserves[1]	302,103	1.14	11,028	7,786
Measured & Indicated Mineral Resources[1]	811,696	0.99	25,858	18,317
Inferred Mineral Resources[1]	347,997	0.90	10,090	7,379

IAMGOLD CORPORATION	105
Mineral Reserves and Resources – December 31, 2023

Notes to Gold Mineral Reserves and Resources

1. Figures may not add due to rounding.

2. In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.

3. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".

4. Essakane Mineral Reserves have been estimated as of December 31, 2023 using $1,400 per ounce gold price and Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43-101.

5. Westwood (underground) Mineral Reserves have been estimated as of December 31, 2023 using a $1300 per ounce gold price and a 6.41g/t Au cutoff grade, and Mineral Resources have been estimated as of December 31, 2023 using a 6.30 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,600 per ounce gold price and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimate is included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Reserves have been estimated as of December 31, 2023 using a gold price of $1,600 per ounce and Mineral Resources have been estimated as of December 31, 2023 using a gold price of $1,700 per ounce and have been estimated in accordance with NI 43-101.

6. Gossey Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43-101.

7. Côté Gold Mineral Reserves have been estimated as of December 31, 2023 using a $1,400 per ounce gold price and the Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43-101.

8. Gosselin Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43-101.

9. Monster Lake Mineral Resources have been estimated as of December 31, 2023 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43-101.

10. Nelligan Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43-101.

11. Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2023 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43-101. On December 20, 2022, IAMGOLD announced that it had entered into definitive agreements to sell the Company's interests in Diakha-Siribaya. This sale is expected to close in 2024.

12. Subsequent to the end of the year, on February 13, 2024, IAMGOLD completed the acquisition of Vanstar Resources, increasing the ownership of Nelligan to 100%.

IAMGOLD CORPORATION	106
Mineral Reserves and Resources – December 31, 2023

SHAREHOLDER INFORMATION	DIRECTORS AND OFFICERS

TRANSFER AGENT

AND REGISTRAR

Computershare Trust Company of Canada

100 University Avenue 8th Floor, North Tower
Toronto, Ontario M5J 2Y1

T: 416 263 9200
TF: 1 800 564 6253
www.computershare.com
service@computershare.com

AUDITORS

KPMG LLP

SHARES LISTED

Toronto Stock Exchange: Symbol: IMG

New York Stock Exchange: Symbol: IAG

COMPANY FILINGS

www.sedar.com

www.sec.gov

SHARES ISSUED

At December 31, 2023

Total outstanding: 481.3 million

INVESTOR INQUIRIES Graeme Jennings VP, Investor Relations T: 416 360 4745 E: info@iamgold.com WEBSITE www.iamgold.com

DIRECTORS

David Smith

Chair of the Board, Vancouver, British Columbia

Renaud Adams

Director, President & Chief

Executive Officer

Toronto, Ontario

Christiane Bergevin[1,2,3]

Independent Director

Montreal, Quebec

Ann K. Masse[1,3,5]

Independent Director

Wilmington, Delaware

Peter O'Hagan[1,2,3]

Independent Director

New York City, New York

Kevin O'Kane[4,5]

Independent Director

Winnipeg, Manitoba

Murray Suey[1,5]

Independent Director

Calgary, Alberta

Anne Marie Toutant[2,4]

Independent Director

Calgary, Alberta

Audra Walsh[2,4,5]

Independent Director

Allegany, New York

OFFICERS

Renaud Adams

President & Chief

Executive Officer

Bruno Lemelin

Chief Operating Officer

Maarten Theunissen

Chief Financial Officer

Timothy Bradburn

Senior Vice President,

General Counsel &

Corporate Secretary

Stephen Eddy

Senior Vice President,

Business Development

Dorena Quinn

Senior Vice President,

People

1 Member of the Audit and Finance Committee

2 Member of the Human Resources and Compensation Committee

3 Member of the Nominating and Corporate Governance Committee

4 Member of the Technical Committee

5 Member of the Sustainability Committee

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference herein including, but not limited to, any statements or information with respect to the Company's mineral resources or mineral reserves, constitute "forward-looking information" or "forward-looking statements" and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained herein, include, but are not limited to, those with respect to the Company's mineral resources or mineral reserves. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated by reference herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CORPORATE OFFICE

IAMGOLD CORPORATION

T: 416.360.4710
TF: 1.888.464.9999
F: 416.360.4750

REGIONAL OFFICE

IAMGOLD CORPORATION

2000 rue de l'Eclipse
Suite 500
Brossard, Quebec J4Z 0S2
Canada

T: 450.677.0040
TF: 1.866.677.0040
F: 450.677.3382

IAMGOLD®
CORPORATION

IAMGOLD.COM